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Follow-Up Materials

06015324

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 083-00006 FISCAL YEAR: 12-31-05

(03/94)

Annual report 2005

Financial report

AR/S
12-31-05











European Bank
for Reconstruction and Development

Highlights

Financial results 2001-05

(€ million)	**2005**	2004[1]	2003[1]	2002[1]	2001[1]
Operating income [1]	**1,543.9**	658.6	538.1	330.7	379.5
Expenses and depreciation [1]	**(218.9)**	(189.8)	(198.6)	(218.5)	(206.7)
Operating profit before provisions	**1,325.0**	468.8	339.5	112.2	172.8
Provisions for impairment of loans and guarantees	**200.6**	(67.2)	(11.3)	(45.5)	(15.6)
Net profit for the year	**1,525.6**	401.6	328.2	66.7	157.2
Reserves and retained earnings	**4,656.1**	1,686.0	911.7	619.7	488.7
Provisions for impairment of loans and guarantees (cumulative)	**351.6**	539.5	505.4	570.3	617.5
Total reserves and provisions	**5,007.7**	2,225.5	1,417.1	1,190.0	1,106.2

[1] Amendments to and interpretations of the International Financial Reporting Standards in 2005 have resulted in a number of changes to the Bank's accounting policies as explained in the "accounting policies" section of the financial statements. The figures from previous years have been restated to conform to the new accounting policies.

Operational results

	2005	2004	2003	2002	2001	Cumulative 1991-2005
Number of projects	**151**	129	119	102	102	1,301
EBRD financing (€ million)	**4,277**	4,133	3,721	3,899	3,656	30,313
Resources mobilised (€ million)	**6,221**	8,799	5,307	4,862	6,212	64,095
Total project value (€ million)	**10,498**	12,932	9,028	8,761	9,868	94,408

Financial results

The EBRD recorded a net profit after provisions and financial reporting adjustments of €1.5 billion for 2005, compared with €401.6 million for 2004 (restated for changes in accounting policies in 2005). The principal factors contributing to this increase were significant realised gains from the sale of share investments and unrealised gains from the movement in the fair value of the Bank's associate share investments and high-risk equity funds, both areas that are variable by nature.

In 2005, the Bank revised its provisioning estimate for portfolio impairment provisions.[1] This was in response to developments in the best practice application of incurred loss provision models on a portfolio basis. This revision resulted in a €186.0 million reduction in the portfolio provision for the unidentified impairment of loan investments, which was released through the income statement. The Bank's net profit before unrealised gains on share investments and the impact of the revised provisioning estimate was €1.0 billion in 2005, compared with €275.6 million (restated) in 2004 on an equivalent basis.

The EBRD's general administrative expenses, before the deferral of direct costs relating to loan origination and commitment maintenance, were within the euro budget, reflecting continuing budgetary discipline and effective cost control. While the Bank's reporting currency is the euro, the bulk of expenses are denominated in sterling. In sterling terms expenses, including depreciation and amortisation charges, amounted to £160.7 million, compared with £138.1 million in 2004. In euro terms expenses were €29.6 million higher than the previous year at €224.6 million (2004: €195.0 million).[2] The increase largely reflects a payment of €22.9 million (£15.3 million) in relation to the Bank's retirement plans. This was the result of adjustments to enhance the Bank's retirement plans to reflect the past service of personnel and a change to the actuarial estimate of the liabilities of the defined benefit scheme.

Banking operations achieved a net profit of €1.5 billion (2004 restated: €321.9 million) after the full allocation of expenses, provisions and the return on net paid-in capital. This reflected a year-on-year increase in realised gains from the sale of share investments, together with unrealised gains on the movement in fair value of the Bank's associate share investments and high-risk equity funds, and a decrease in portfolio provisions for loan investments and guarantees. Excluding the fair value movement on non-qualifying hedges, Treasury operations achieved a net profit of €56.4 million (2004: €74.9 million) after the full allocation of expenses and the return on net paid-in capital. After the €6.1 million impact of non-qualifying hedges, Treasury's reported net profit for the year totalled €62.5 million (2004: €79.7 million).

Successful work-outs, along with a general improvement in the performance of the Banking loan portfolio, resulted in a reduction in the value of impaired loans during 2005 with the upgrading of several projects. At 31 December 2005, the Bank had 11 impaired loans with operating assets totalling €35.0 million, compared with 17 such loans totalling €85.8 million at the end of 2004. Of this reduction, €32.7 million was the result of write-offs. Total provisions for Banking loan operations amounted to €323.5 million at the end of 2005 (2004: €507.5 million). Relative to operating assets,[3] this represented 0.7 per cent of sovereign loans (2004: 3.0 per cent) and 5.3 per cent of non-sovereign loans (2004: 7.9 per cent). The decrease in provisions was mainly a result of the revised provisioning estimate for portfolio impairment provisions.

In 2005, the Bank established a loan loss reserve to set aside an amount of retained earnings, within members' equity, equal to the difference between the impairment losses expected over the full life of the loan portfolio and the cumulative amount provisioned through the Bank's income statement. At 31 December 2005, the loan loss reserve totalled €292.0 million.

Prior to 2005, the Bank valued its unlisted share investments at historic cost, less any provisions for impairment at the balance sheet date. Following an enhancement to its valuation techniques, the Bank performed an assessment of the fair value of the unlisted share investment portfolio in 2005. On 1 January 2005, the Bank released the portfolio provision for the unidentified impairment and specific provisions for the identified impairment of unlisted share investments, and restated them to fair value. This resulted in a net increase in the Bank's reserves of €245.0 million.

The Bank's reserves increased from €1.7 billion (restated) at the end of 2004 to €4.7 billion at the end of 2005. This primarily reflected the net profit for the year and an increase in the fair value of the Bank's non-associate share investments (excluding high-risk equity funds). Some €2.5 billion of the Bank's total reserves represented unrealised gains from share investments and Treasury assets, €292.0 million represented the loan loss reserve and €187.6 million represented the special reserve, leaving unrestricted general reserves of €1.7 billion.

Banking operations

Annual business volume and portfolio

Annual business volume[4] amounted to €4.3 billion, comprising 151 projects in 2005 (2004: €4.1 billion, 129 projects). This is the highest level of annual commitments signed by the EBRD to date and represents an increase of 3 per cent over the level recorded in 2004 in volume terms, and 17 per cent in the number of transactions. Share investments and equity-linked transactions accounted for 16 per cent of the new business volume. The private sector share of the business volume was 76 per cent. Annual business volume included €131.4 million of restructured operations.

Net cumulative business volume reached €30.3 billion by the end of 2005 (2004: €25.3 billion). Including co-financing, this amounted to a total project value of €94.4 billion (2004: €78.5 billion). The portfolio of the Bank's net outstanding commitments grew from €15.3 billion at the end of 2004 to €16.8 billion at the end of 2005. Strong reflows, reflecting exceptionally liquid financial market conditions and a maturing portfolio, limited the portfolio impact of annual business volume, with portfolio growth reaching 10 per cent.

The number and volume of projects under development increased during 2005, with the Board approving 165 projects. These consisted of loans and share investments by the Bank totalling €4.8 billion, compared with 150 projects totalling €4.4 billion in 2004. The level of Board approvals in 2005 was the highest annual level to date. At the end of 2005, cumulative Board approvals, net of cancellations, totalled €33.8 billion (2004: €28.8 billion).

Credit quality of the Banking portfolio
31 December 2005



Risk class	%
1, 2, 3	5.2
4	9.7
5	35.0
6	29.8
6W, 7	18.7
8, 9, 10	1.6

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

Facility, overall and country weighted average risk ratings


Risk rating
6.40
6.20
6.00
5.80
5.60
5.40
5.20
5.00
4.80
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Overall
Project
Country

Gross disbursements totalled €2.2 billion in 2005, down from a record €3.4 billion in 2004. Operating assets amounted to €12.0 billion at the end of 2005 (2004 restated: €10.8 billion), comprising €7.8 billion of disbursed outstanding loans and €4.2 billion of disbursed outstanding share investments at fair value.

The Bank attracted a significant additional amount of co-financing funds in 2005, which reached €2.6 billion. The Bank mobilised €1.9 billion from commercial co-financing institutions, €338 million from official co-financing, €326 million from international financial institutions and €42 million from export credit agencies. In addition, the Bank's activities continued to be strongly supported by donor funding, including the Special Funds programme and technical and investment cooperation funds. As a result, net cumulative business volume at 31 December 2005 reached €30.3 billion for a total project value of €94.4 billion.

Portfolio risks

Internal rating procedures are discussed in detail under "Banking credit risk" in the risk management policies section of the financial statements. All projects and countries of operations are assigned credit risk ratings on an internal scale from 1 (lowest risk) to 10 (highest risk).

In view of the markets in which it operates and its transition mandate, the EBRD expects the majority of its project ratings in normal circumstances to range from risk categories 4 to 6 (approximately equivalent to Standard & Poor's BBB to B ratings) at the time of approval. At 31 December 2005, 74.5 per cent of the loan and share investment portfolio was classed under risk ratings 4 to 6 (2004: 76.0 per cent).

The EBRD's portfolio continued to show improvement in 2005. This reflected the solid economic performance in Russia, the continuing integration of eight countries of operations within the European Union (EU) and a generally resilient economic performance across the region. This trend led to the upgrading of several countries of operations' credit ratings by both the independent rating agencies and the Bank's own internal rating process. The size of the classified portfolio (loans and share investments in risk rating categories 7 to 10), which had risen rapidly in the wake of the 1998 crisis in financial markets, decreased by over 20 per cent. There was also a substantial decline in the level of impaired assets, continuing the sharp downward trend of the past four years.

Impaired assets

Where there is objective evidence that an asset is impaired, the difference between the historic cost of the loan and the net present value of its expected future cash flows is recognised in the income statement. Impaired share investments are defined as investments where there is objective evidence that impairment has occurred and the future recoverability of the Bank's original investment is therefore in doubt. Although projects are usually reviewed for impairment every six months, certain events may trigger this process sooner and more frequently. In such cases, future collectability is considered and any necessary specific provision or fair value adjustment for impairment is made.

[1] Provisions for impairment of loan investments that are not individually identified as impaired are calculated on a portfolio basis. The methodology used for assessing such impairment is applied to net outstanding disbursements at the relevant reporting date.

[2] The deferral of direct costs relating to loan origination and commitment maintenance totalled €5.7 million during the year (2004 restated: €5.2 million). This resulted in reported general administrative expenses for the year, including depreciation and amortisation, of €218.9 million (2004 restated: €189.8 million).

[3] Operating assets comprise net outstanding disbursements and fair value adjustments as applicable.

[4] The flow of commitments made by the Bank within a period (since the start of the year), less cancellations or sales of such commitments within the same time period.

Impaired assets


€ million
1,000
900
800
700
600
500
400
300
200
100
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Impaired loans
Impaired equity

Total VaR – overall limit €18 million
(Ten trading days, 99% confidence level, BIS compliant dataset)


VaR (€ million; month-end figures)
6
5
4
3
2
1
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

The chart above illustrates the historical development of the Bank's impaired assets.

The Bank's impaired assets peaked in mid-2000, largely reflecting the after-effects of the crisis in Russia in 1998. Since then, through the improvements in, or successful restructuring of, a number of projects and through some write-offs, the level of impaired assets has substantially declined. At 31 December 2005, impaired assets amounted to 2.5 per cent of net outstanding disbursements, compared with 4.0 per cent at 31 December 2004 and 10.8 per cent at 31 December 2000. Net write-offs (after recoveries from previously written-off projects) were €56.5 million in 2005 (2004: €76.3 million).

Financial performance

Banking operations recorded a net profit (after fully allocated expenses, provisions and the allocation of the return on capital) of €1.5 billion for 2005, compared with a net profit of €321.9 million (restated) in 2004 on an equivalent basis. In 2005, the Bank revised its provisioning estimate for portfolio impairment provisions. This resulted in a €186.0 million reduction in the portfolio provision for the unidentified impairment of loan investments. Excluding the deferral of front-end and commitment fees, operating income of €1.5 billion from the Banking business in 2005 was significantly above the €611.0 million (restated) achieved in 2004. There were two principal factors that contributed to this increase: significant realised gains from the sale of share investments of €639.9 million, compared with €122.4 million in 2004; and unrealised gains from the movement in the fair value of the Bank's associate share investments and high-risk equity funds of €366.2 million.

The contribution from the share investment sector to the Bank's income statement is expected to continue to show significant variability from year to year, given its dependence on the timing of share investment exits. These are mainly linked to the completion of the Bank's transition role in the specific operation and the opportunity, in the market or otherwise, to sell its holding. Further variability is expected, with movements in the fair value of associate share investments and high-risk equity funds accounted for in the income statement.

Treasury operations

Portfolio

The value of assets under Treasury management was €12.9 billion at 31 December 2005 (2004 restated: €8.5 billion). This comprised €7.6 billion of debt securities, €1.5 billion of collateralised placements and €3.8 billion of placements with credit institutions (including repurchase agreements).

At the end of 2005, 3.6 per cent of Treasury assets was managed by a total of eight external asset managers. The externally managed portfolios comprised €20.4 million (2004: €15.3 million) in a euro-denominated interest rate trading programme[5] and €442.7 million (2004: €334.5 million) in a US dollar-denominated triple-A-rated mortgage-backed securities programme. The funds are managed by independent managers in order to obtain specialised services and investment techniques and to establish third-party performance benchmarks. These independent managers are required to comply with the same investment guidelines that the Bank applies to its internally managed funds.

Treasury risks

For monitoring purposes, the Bank distinguishes between market, credit and operational risks, together with liquidity and settlement risks.

Market risk

At 31 December 2005, the aggregate Value-at-Risk (VaR)[6] of the Bank's Treasury portfolio, calculated by reference to a 99 per cent confidence level and over a ten-trading-day horizon, stood at €3.2 million[7] (2004: €3.1 million). The average VaR over the year was €3.3 million, while the lowest and highest values were €2.7 million and €4.2 million respectively.

The month-end[8] VaR values denote a modest use of the Board-approved total VaR limit for all Treasury funds, which amounts to €18.0 million.

Within the overall market risk exposure, the VaR of the internally managed portfolios stood at €1.8 million at the end of 2005 (2004: €1.3 million). The range during the year was between €0.6 million and €4.7 million. The size of the internally managed portfolio to which these figures relate was €12.4 billion at 31 December 2005 (2004: €8.2 billion).

Evolution of the overall Treasury credit exposure in 2005


€ billion
15
14
13
12
11
10
9
8
7
12,195
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

Credit quality of the Treasury portfolio
31 December 2005



Risk class	%
1.0 (AAA)	38.01
1.7-2.5 (AA+, AA, AA-)	57.24
2.7-3.3 (A+, A, A-)	2.00
4.0 (BBB)	0.03
5.3 (BB-)	1.34
6.0 (B)	0.18
7.0 (CCC)	0.93
9.0 (C)	0.27

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

Market risks incurred on the externally managed portfolios exhibited a year-end VaR of €0.7 million (2004: €1.3 million) for the euro-denominated programme and €0.8 million (2004: €0.7 million) for the US dollar-denominated programme.

The specific contribution from foreign exchange risk to the overall VaR stood at €0.1 million at year-end (2004: €0.1 million). As in previous years, this contribution was small throughout 2005 and never exceeded €0.9 million. Interest rate positioning continued to represent the majority of the Bank's market risk exposure.

Interest rate option exposure was substantially reduced throughout the year as most positions were either closed or expired. In addition, an equity index put option position was taken in the latter part of the year as an economic hedge. However, options VaR[9] represented only a small fraction of total VaR throughout the year and especially at the end of the year, where options VaR was negligible (2004: €0.2 million).

Credit risk

Treasury peak credit exposure increased year-on-year, standing at €12.2 billion at 31 December 2005 compared with €9.3 billion at 31 December 2004. This increase, which occurred mostly during the second quarter, was partly linked to the appreciation of the US dollar against the euro (a substantial proportion of Treasury's assets are denominated in US dollars, whereas credit exposure is measured in euros) and partly due to a switch from collateralised instruments (for example, reverse repurchase agreements) to cash instruments.[10]

Overall, the credit quality of the Treasury portfolio was stable: the average credit rating[11] weighted by peak counterparty exposure stood at 1.83 at 31 December 2005 compared with 1.82 at the end of the previous year.

The weighted average rating of the 10 per cent worst rated exposures improved from 3.84 at the end of 2004 to 3.58 at the end of 2005.[12] More significantly, the percentage of Treasury transactions of investment grade quality[13] also improved (97.3 per cent at year-end 2005, compared with 96.5 per cent the previous year), as the additional exposure was mostly to AAA-rated asset-backed securities (ABS) and AA-rated banks. Treasury is exposed to some below-investment-grade issuers due to the rating downgrades several years ago of a few ABS investments that were originally rated triple-A by leading external rating agencies.

Financial performance

Treasury operations recorded an operating profit of €56.4 million for 2005 after the full allocation of expenses and return on capital but before the fair value movement on non-qualifying hedges. This compared with an operating profit of €74.9 million on the same basis for 2004. After the €6.1 million fair value movement on non-qualifying hedges, the profit of Treasury operations for the year totalled €62.5 million (2004: €79.7 million).

5 In the euro programme, managers are assigned notional amounts for interest rate positioning. At 31 December 2005, the notional value of the programme was €358.6 million.

6 Figures presented here are based on 99 per cent 10-day VaR, to enable comparisons between institutions. Market risk is, however, monitored daily for internal purposes in 95 per cent one-day expected shortfall (eVaR) terms, with the limits set in corresponding units. The Board-approved Treasury and Treasury Risk Management Authority, dated 2 April 2004, adopted eVaR to replace VaR as the Bank's preferred methodology for measuring its exposure to interest rate and foreign exchange risks. Values of eVaR had been monitored for several years before being adopted for limit setting purposes; similarly, VaR results continue to be produced and monitored on a daily basis (see the "risk management policies" section of this report for definitions).

7 This means that the Bank had a 1 per cent chance of experiencing a loss of at least €3.2 million over a horizon of ten trading days, due to adverse movements in interest rates and foreign exchange rates.

8 Market risk is monitored on a daily basis for the internally managed portfolios and the euro-denominated externally managed portfolio. For the US dollar-denominated externally managed portfolio, market risk data is produced by an external risk information provider on a weekly basis.

9 Options VaR captures the non-linear aspects of the potential profit and loss distribution of the options portfolio of the Bank.

10 Whereas exposure on collateralised instruments is based on a fraction of nominal, exposure on cash instruments is based on the full nominal.

11 Using the Bank's internal rating scale, where 1.70 is equivalent to an external rating of AA+/Aa1/AA+ with Standard & Poor's/ Moody's/Fitch Ratings and 2.00 is equivalent to an external rating of AA/Aa2/AA.

12 That is, from roughly midway between BBB/Baa2/BBB and BBB+/Baa1/BBB+ to just above BBB+/Baa1/BBB+.

13 That is, BBB-/Baa3/BBB- level or above.

Funding

Borrowings

The EBRD's borrowing policy is governed by two key principles. First, it seeks to match the average maturity of the Bank's assets and liabilities to minimise refinancing risk. Secondly, it seeks to ensure the availability of long-term funds at optimum cost effectiveness for the Bank.

At 31 December 2005, total borrowings stood at €16.9 billion, an increase of €3.0 billion compared with 2004. Of the €3.0 billion increase, approximately €1.5 billion was due to additional borrowing – the majority of which is short-term – while €1.5 billion was due to the influence of foreign exchange fluctuations and movements in fair values. There were 63 new issues in fully convertible new currencies under the EBRD's medium to long-term borrowing programme, at an average after-swap cost of Libor minus 40 basis points. The average remaining life of medium to long-term debt decreased slightly during the year to 7.8 years at 31 December 2005 (2004: 8.3 years). Some €141.5 million was also raised through the Bank's inaugural Rb 5 billion bond issue in Russia.

In addition to medium to long-term debt, the caption "debts evidenced by certificates" includes short-term debt issuances that the Bank raises for cash management purposes.

Capital

Paid-in capital totalled €5.2 billion at 31 December 2005 and at 31 December 2004. The number of the EBRD's subscribed shares stood at almost 2 million. The eighth and final instalment of the capital increase became due in April 2005. Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments.

The amount of overdue cash and promissory notes to be deposited totalled €24.4 million at the end of 2005 (2004: €18.1 million). A further €12.5 million of encashments of deposited promissory notes was also overdue (2004: €3.2 million). Of the €36.9 million total overdue, €29.5 million relates to the capital increase.

Capital adequacy

The Bank's original authorised share capital was €10.0 billion. Under Resolution No. 59, adopted on 15 April 1996, the Board of Governors approved a doubling of the Bank's authorised capital stock to €20.0 billion. This increase allowed the Bank to continue to implement its operational strategy on a sustainable basis.

The Bank's capital usage is guided by statutory and financial policy parameters. Article 12 of the Agreement Establishing the Bank limits the total amount of outstanding loans, share investments and guarantees made by the Bank in its countries of operations to the total amount of the Bank's unimpaired subscribed capital, reserves and surpluses, establishing a 1:1 gearing ratio. Article 12 also limits the total amount of disbursed share investments to the total amount of the Bank's unimpaired paid-in subscribed capital, surpluses and general reserve.

In accordance with the requirements of Article 5.3 of the Agreement, the Board of Governors shall review the capital stock of the Bank at intervals of not more than five years. The Bank started a review of its capital stock during 2005 which will be finalised in 2006. This includes an analysis of the transition impact and operational activity of the Bank, an assessment of the economic outlook and transition challenges in the region, the formulation of the medium-term portfolio development strategy and objectives, and a detailed analysis of the Bank's projected future financial performance and capital adequacy.

The traditional headroom measure of capital adequacy is being reviewed and supplemented with a risk-based analysis using the revised 2004 Basel Capital Accord (Basel II) and the Bank's risk capital model. The initial analysis suggests that the Bank should have sufficient capital to implement its operational strategy over the 2006-2010 period within the stated risk and financial assumptions. The review also indicates that the Bank relies on a strong capital base and stressed the need for prudent financial policies that support conservative provisioning, strong liquidity and long-term profitability. This will enable the Bank to sustain its operational activity, taking account of significant medium-term risks arising from its projects, from uncertainty in some sectors and countries of operations, and from the volatility of the financial markets.

Expenses

In sterling terms, general administrative expenditure, excluding depreciation and amortisation, amounted to £148.3 million in 2005. This was £22.1 million, or 18 per cent, higher than in 2004.

Personnel costs were £102.9 million, or £19.8 million higher than in the previous year (2004: £83.1 million), due to a one-off expenditure of £15.3 million relating to a restructuring of the Bank's retirement plans. This included adjustments to enhance the Bank's retirement plans, reflecting the past service of personnel, and a change to the actuarial estimate of the liabilities of the defined benefit scheme.

The Bank continues to focus on budgetary discipline, effective cost controls and a proactive cost-recovery programme. When translated into euro, the EBRD's general administrative expenses, including depreciation and amortisation, were €224.6 million. This was a 15 per cent increase from €195.0 million in 2004, reflecting increased personnel costs. A sterling/euro hedging programme for budget expenditure resulted in hedging gains of €7.7 million.

During 2005, the Bank deferred €5.7 million of direct costs related to loan origination and commitment maintenance on the balance sheet, in accordance with IAS 18 (2004 restated: €5.2 million). These costs, together with the corresponding front end and commitment fees of €38.2 million (2004: €48.0 million), will be recognised in interest income over the period from disbursement to repayment of the related loan. Therefore, the reported figure for general administration expenses and depreciation and amortisation for the year was €218.9 million (2004 restated: €189.8 million).

Provisions

Prior to 2005, the Bank valued its unlisted share investments at historic cost, less any provisions for impairment at the balance sheet date. Following an enhancement to its valuation techniques, the Bank performed an assessment of the fair value of the unlisted share investment portfolio in 2005. At 1 January 2005, the Bank released the portfolio provision for the unidentified impairment and specific provisions for the identified impairment of unlisted share investments, and restated them to fair value. This resulted in a net increase in the Bank's reserves of €245.0 million.

The EBRD's portfolio provisioning relating to the unidentified impairment of loan investments on non-sovereign exposures is based on a risk-rated approach. This is assessed by the Bank's Risk Management Vice Presidency and applied in the month of disbursement. A separate methodology is applied for all sovereign loan investments, which takes into account the Bank's preferred creditor status afforded by its members. The Bank recognises specific provisions for the identified impairment of assets as required, after careful consideration on a case-by-case basis. Provisions are based on outstanding net disbursements at the relevant reporting date.

In response to developments in the best practice application of incurred loss provision models on a portfolio basis, the Bank revised its provisioning estimate in 2005. The Bank determined that a reduced emergence period for losses was appropriate for lower-risk rated loan investments (those rated 1 to 6) and increased provisioning was required for higher-risk rated loan investments (those rated 6 watch and 7). This resulted in a net decrease in portfolio provisions of €186.0 million.

In 2005 the Bank established a loan loss reserve to set aside an amount of retained earnings within members' equity. This amount is equal to the difference between the impairment losses expected over the full life of the loan portfolio and the cumulative amount provisioned through the Bank's income statement.

The 2005 release for Banking loan investment and guarantee provisions of €200.6 million was split between portfolio provisions for the unidentified impairment of loan investments and guarantees, which totalled net €187.2 million compared with a charge of €90.6 million in 2004, and specific provisions for the identified impairment of loan investments, which amounted to a net credit of €13.4 million in 2005 compared with a credit of €23.4 million in 2004. Substantial asset recoveries following the restructuring of projects, and the consequent reversal of specific provisions totalling €35.7 million, offset new specific provision charges of €22.3 million during the year.

As a result, total provisions for Banking loan operations stood at €323.5 million at the end of 2005 (2004: €507.5 million). This represented 0.7 per cent of sovereign loans (2004: 3.0 per cent) and 5.3 per cent of non-sovereign loans (2004: 7.9 per cent).

Outlook for 2006

The EBRD has budgeted for a robust profit in 2006. However, the Bank's results remain vulnerable to changes in the economic environment and in financial markets.

Additional reporting and disclosures

The EBRD follows the significant reporting conventions of private sector financial institutions.

A separate section of this Financial Report relating to risk management disclosures is an integral part of the financial statements and includes commentary on credit and market risk.

Corporate governance

The EBRD is committed to the highest standards of corporate governance. Responsibilities and related controls throughout the Bank are properly defined and delineated. Transparency and accountability are integral elements of its corporate governance framework. This structure is further supported by a system of reporting, with information appropriately tailored for, and disseminated to, each level of responsibility within the EBRD, to enable the system of checks and balances on the Bank's activities to function effectively.

The EBRD's governing constitution is the Agreement Establishing the Bank ("the Agreement"), which states that the institution will have a Board of Governors, a Board of Directors, a President, Vice Presidents, officers and staff.

All the powers of the EBRD are vested in the Board of Governors, which represents the Bank's 62 shareholders. With the exception of certain reserved powers, the Board of Governors has delegated the exercise of its powers to the Board of Directors, while retaining overall authority.

Board of Directors and Board Committees

Subject to the Board of Governors' overall authority, the Board of Directors is responsible for the direction of the EBRD's general operations and policies. It exercises the powers expressly assigned to it by the Agreement and those powers delegated to it by the Board of Governors.

The Board of Directors has established three Board Committees to assist with its work:

- the Audit Committee;
- the Budget and Administrative Affairs Committee (BAAC); and
- the Financial and Operations Policies Committee (FOPC).

The composition of these committees during 2005 is detailed in the separate Review section of the Annual Report.

In April 2005, the Board approved the "Procedures and Terms of Reference of Board Committees". This encompassed changes to the workings of the Committees, taking account of recent developments in corporate governance, evolving practices in other international financial institutions and the revision of the Audit Committee's terms of reference, agreed in April 2004. These changes enhanced the corporate governance of the Bank by updating (i) the working procedures of the Board Steering Group and Board Committees and (ii) the terms of reference of the BAAC and FOPC.

During 2005, the Audit Committee further developed its activities. During the year the Audit Committee held discussions that led to the Board approving the new status of the Evaluation Department, making it independent of management with sole responsibility to the Board of Directors. The Audit Committee had regular bilateral meetings with the Bank's external auditor as well as with management to review financial, accounting, risk management, project evaluation, compliance, and internal control and audit matters. The Committee also continued to review the Bank's quarterly and annual financial statements prior to their release. The Board of Directors is responsible for evaluating the performance and effectiveness of the Audit Committee.

The Bank reviewed and compared the key features of a number of internal control frameworks before deciding to adopt the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). This framework, which has been, or is being, adopted by other international financial institutions, also represents the broadest international best practice, particularly that evolving in the United States. On 1 January 2005 the COSO and Operational Risk Management (C&ORM) unit was formed to co-ordinate the annual certification process of internal controls over financial reporting and to further develop operational risk management. The unit reports directly to the Vice President, Finance, for the certification process, working on a day-to-day basis with the Controller. For operational risk management, the unit reports directly to the Vice President, Risk Management, working on a day-to-day basis with the Director, Risk Management.

The annual certification of internal controls entails identifying, documenting and recording key internal controls over financial reporting. This involves the whole Bank and is coordinated by the Finance Vice Presidency. Key departments involved in financial controls and reporting are identified following a review of the financial statements. Each department documents its processes and its key controls over financial reporting and then tests them to make sure they are operating effectively. This information is then used by management to make its assertion regarding the effectiveness of these controls. The external auditors review the testing conducted by management and the controls-related documentation before issuing their opinion on management's assertion.

The President

The President is elected by the Board of Governors and is the legal representative of the EBRD. Under the direction of the Board of Directors, the President conducts the current business of the Bank.

Executive Committee

The Executive Committee is chaired by the President and is composed of the Vice Presidents and other members of the EBRD's senior management.

Compliance

The Bank has an independent Office of the Chief Compliance Officer ("the OCCO"), which is headed by a Chief Compliance Officer ("CCO") reporting directly to the President, and annually or as necessary to the Audit Committee. The CCO is mandated to promote good governance and ethical behaviour throughout all of the activities of the Bank in accordance with international best practices. The role of the CCO is broad and includes dealing with integrity due diligence issues, confidentiality, corporate governance, ethics, conflicts of interest, anti-money laundering, counter-terrorist financing and the prevention of fraudulent and corrupt practices. The OCCO is also responsible for investigating fraud, corruption and misconduct. It also trains and advises, as necessary, the Bank's nominee directors who are appointed to companies in which the Bank holds an equity interest. Financial and integrity due diligence is integrated into the Bank's normal approval of new business and the review of its existing transactions.

Moreover, the CCO has the specific responsibility for running the Bank's Independent Recourse Mechanism ("the IRM") which enhances the Bank's accountability by assessing and reviewing complaints about Bank-financed projects. It has also been agreed in principle that the Bank will produce and publish an anti-corruption report on its web site. This will be the responsibility of the OCCO.

In order to enhance the independence of the CCO, the officer holding that position can be dismissed by the President, in his capacity as the Bank's Chief of Staff, only in accordance with guidance given by the Board.

Operational risk

The EBRD defines operational risk as all aspects of risk-related exposure other than those falling within the scope of credit and market risk. This includes the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk. Risks include:

- errors or omissions in the processing and settlement of transactions, whether in the areas of execution, booking or settlement or due to inadequate legal documentation;
- errors in the reporting of financial results or failures in controls, such as unidentified limit excesses or unauthorised trading/ trading outside policies;
- dependency on a limited number of key personnel, inadequate or insufficient staff training or skill levels;
- errors or failures in transaction support systems and inadequate disaster recovery planning, including errors in the mathematical formulae of pricing or hedging models, or in the computation of the fair value of transactions;
- external events; and
- damage to the EBRD's name and reputation, either directly by adverse comments or indirectly.

The EBRD has a low tolerance for material losses arising from operational risk exposures. Where material operational risks are identified (that is, those that may lead to material loss if not mitigated), appropriate mitigation and control measures are put in place after a careful weighing of the risk/return trade off. Maintaining the EBRD's reputation is of paramount importance and reputational risk has therefore been included in the Bank's definition of operational risk. The EBRD will always try to take all reasonable and practical steps to safeguard its reputation.

Within the EBRD, there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the EBRD's high standards of business ethics and its established system of internal controls, checks and balances and segregation of duties. These are supplemented with:

- the EBRD's Code of Conduct;
- disaster recovery/contingency planning;
- the Public Information Policy;
- client and project integrity due diligence procedures, including anti-money-laundering measures;
- procedures for reporting and investigating suspected staff misconduct, including fraud;
- information management policy; and
- procurement and purchasing policies, including the detection of corrupt practices in procurement.

Responsibility for developing the operational risk framework and for monitoring its implementation resides within the Risk Management Vice Presidency. In January 2005, the C&ORM unit was formed specifically to develop the management of operational risk and to provide the overall framework and structure to support line managers who control and manage operational risk as part of their day-to-day activities. In addition, the unit coordinates the certification of internal controls over the financial reporting process. This allows extensive information on financial controls to be leveraged for operational risk management purposes, and for duplication between the two functions to be minimised. The unit also drafts proposals for discussion and review to the Operational Risk Management Group (ORMG), which implements the operational risk management policies and techniques throughout the Bank.

The ORMG membership comprises senior managers across the EBRD who have been identified as potentially facing the most operational risk within their day-to-day activities. In 2005 the membership comprised: the Vice President of Risk Management, the Vice President of Finance, the General Counsel, the Chief Compliance Officer, the Director of Risk Management, the Controller, the Director of IT, the Treasurer, the Director of OpsCom Secretariat, the Director of Human Resources, the Corporate Director of Administration, Procurement and Consultancy Services, the Deputy Secretary General, the Director of Treasury Risk Management, the Head of Internal Communications, the Head of Internal Audit and the Head of COSO and Operational Risk Management. The ORMG's task is to develop and coordinate the EBRD's approach to managing operational risk, and to ensure that it is widely implemented across all areas of the EBRD.

The EBRD's current operational risk framework includes an agreed definition (see above), the categorisation of different loss type events to capture the EBRD's exposure to operational risk, a group of key risk indicators to measure such risks and the identification of specific operational risks through an annual self assessment exercise. Departments within the EBRD identified their operational risk exposures and evaluated the mitigating controls that help to reduce the inherent or pre-control risk. Each risk (both inherent and post control) was assessed for its impact, according to a defined value scale and the likelihood of occurrence, based on a frequency by time range. Following the conclusion of the self assessment exercise, a series of challenge meetings based on product or risk type lines and across departments were held to validate the results and to increase consistency between departments.

Reporting

The EBRD's corporate governance structure is supported by appropriate financial and management reporting. In 2004, the Bank completed a project, using internal and external resources, to be able to certify in the Annual Report: Financial Report as to the effectiveness of internal controls over external financial reporting, using the COSO internal control framework. This annual certification statement is signed by the President and Vice President, Finance, and is subject to a review and an attestation by the Bank's external auditors. The first certification was made for the 2004 Financial Report and this process is repeated annually. In addition, the Bank has a comprehensive system of reporting to the Board of Directors and its committees. Detailed information is available to enable management to closely monitor the implementation of business plans, the execution of budgets and the effectiveness of financial controls.

External auditor

The external auditors are appointed by the Board, on the recommendation of the President, for a four-year term. No firm of auditors can serve for more than two consecutive four-year terms. The external auditors perform an annual audit to enable them to express an opinion on whether the financial statements present fairly the financial position and the profit of the Bank. They also examine whether the statements have been presented in accordance with International Financial Reporting Standards and the overall principles of the EC Council Directive on Annual Accounts and Consolidated Accounts of Banks and other Financial Institutions. In addition, the external auditors review and offer their opinion on management's assertion as to the effectiveness of internal controls over financial reporting. This opinion is given as a separate report to the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for the Board of Directors, which is reviewed in detail and discussed with the Audit Committee, setting out the auditors' views and management's responses on the effectiveness and efficiency of internal controls and other matters. The performance and independence of the external auditor is subject to review on an annual basis by the Audit Committee.

There are key provisions of the Bank's policy regarding the independence of the external auditor. The external auditor is prohibited from providing non-audit related services, subject to certain exceptions if it is judged to be in the interest of the Bank and if it is approved by the Audit Committee. However, the auditor can provide technical cooperation consultancy services relating to client projects.

Compensation policy

The EBRD has designed a market-oriented staff compensation policy, within the constraints of the Bank's status as a multilateral institution, to meet the following objectives:

- to be competitive in order to attract and retain high-calibre employees;
- to take account of differing levels of responsibility;
- to be sufficiently flexible to respond rapidly to the market; and
- to motivate and encourage excellent performance.

To help meet these objectives, the EBRD's shareholders have agreed that the Bank should use market comparators to evaluate its staff compensation and that salary and bonus should be driven by performance.

The bonus programme allocations are structured to recognise individual and team contributions to the EBRD's overall performance. Bonus payments, although an important element of the total staff compensation package, represent a limited percentage of base salaries.

The EBRD's Board of Directors, the President and Vice Presidents are not eligible to participate in the bonus programme. The Board of Governors establishes the remuneration of the Board of Directors and the President. The Board of Directors sets the Vice Presidents' remuneration.

EBRD remuneration

All EBRD personnel on fixed-term or regular contracts receive a salary. In addition, professional members of staff are eligible to receive bonus awards depending on individual performance.

All fixed-term and regular employees – as well as the Board of Directors, the President and Vice Presidents – are covered by medical insurance, participate in the Bank's retirement scheme and may be eligible to receive a mortgage subsidy. Professional staff who join Headquarters from outside the United Kingdom may receive allowances to assist with relocation, as well as an accommodation allowance which can be used either to defray the cost of renting or purchasing accommodation. Professional staff hired from abroad, and who are not British citizens, are eligible for an education allowance.

The salaries and emoluments of all EBRD personnel are subject to an internal tax, applied at rates which vary according to the individual's salary and personal circumstances. Since EBRD personnel are subject to this internal tax, their EBRD salaries and emoluments are exempt from national income tax in the United Kingdom.

President and Vice Presidents

The President is elected by the Board of Governors and typically receives a fixed-term contract of four years. His salary and benefits are approved by the Governors. The President is not eligible for bonus awards.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President and typically have fixed-term contracts of four years. Their salaries and benefits are approved by the Board of Directors. The Vice Presidents are not eligible for bonus awards.

The salary, net of internal tax, for each of these positions, as of December 2005, is as follows:

President	£223,834
First Vice President, Banking	£209,559
Vice President, Finance	£193,946
Vice President, Risk Management	£193,946
Vice President, Human Resources and Administration	£172,842

Board of Directors

Directors are elected by the Board of Governors and typically serve a term of three years. Directors appoint Alternate Directors. The salaries of Directors and Alternate Directors are approved by the Board of Governors. They can participate in the same benefit scheme as staff but are not eligible for bonus awards.

The most recently approved salaries, net of internal tax, for these positions are as follows:

Director	£105,177
Alternate Director	£87,297

Senior management

Senior management comprises members of the Bank's Executive Committee as well as Business Group Directors, Corporate Directors, the Treasurer, the Director of Risk Management, the Controller, the Director of Human Resources, the Head of Internal Audit and the Chief Compliance Officer. This group, excluding the President and Vice Presidents (for whom information is given above), consists of 17 individuals who received salaries, net of internal tax, in the range of £105,697 to £140,307, with an average bonus of 26 per cent in 2005.

Financial statements

These financial statements have been approved for issue by the Board of Directors on 7 March 2006.

Income statement

For the year ended 31 December 2005	Note	Year to 31 December 2005 € million	Restated Year to 31 December 2004 € million
Interest and similar income			
From loans		**416.9**	310.3
From fixed-income debt securities and other interest		**363.3**	236.9
Interest expense and similar charges		**(410.0)**	(222.9)
Net interest income		**370.2**	324.3
Net fee and commission income	3	**19.4**	17.6
Dividend income		**97.8**	53.2
Net gains from share investments at fair value through profit or loss	4	**488.6**	126.0
Net gains from available-for-sale share investments	5	**552.5**	108.7
Net gains/(losses) from available-for-sale Treasury assets	6	**10.0**	(1.7)
Net (losses)/gains from dealing activities and foreign exchange	7	**(0.7)**	25.7
Fair value movement on non-qualifying hedges	8	**6.1**	4.8
Operating income		**1,543.9**	658.6
General administrative expenses	9	**(201.8)**	(173.4)
Depreciation and amortisation		**(17.1)**	(16.4)
Operating profit before provisions		**1,325.0**	468.8
Provisions for impairment of loan investments and guarantees	10	**200.6**	(67.2)
Net profit for the year		**1,525.6**	401.6

The notes on pages 18 to 52 are an integral part of these financial statements.

Balance sheet

At 31 December 2005	Note	€ million	31 December 2005 € million	€ million	Restated 31 December 2004 € million
Assets					
Placements with and advances to credit institutions		**3,800.1**		684.5	
Collateralised placements		**1,475.3**		1,645.1	
		5,275.4		2,329.6	
Debt securities	11				
Trading		**709.4**		832.3	
Available-for-sale		**6,908.0**		5,293.4	
		7,617.4		6,125.7	
			12,892.8		8,455.3
Other assets	12				
Derivative financial instruments		**2,318.2**		2,622.0	
Other		**1,137.3**		597.3	
			3,455.5		3,219.3
Loan investments	13				
Loans		**7,819.3**		7,613.3	
Less: Provisions for impairment	10	**(323.5)**		(507.5)	
		7,495.8		7,105.8	
Share investments	14				
Share investments at fair value through profit or loss		**1,550.0**		226.8	
Available-for-sale share investments		**2,629.3**		2,425.0	
		4,179.3		2,651.8	
			11,675.1		9,757.6
Intangible assets	15		**16.2**		18.1
Property, technology and office equipment	16		**12.3**		13.6
Paid-in capital receivable	19		**326.6**		567.7
Total assets			**28,378.5**		22,031.6
Liabilities					
Borrowings					
Amounts owed to credit institutions		**978.1**		913.3	
Debts evidenced by certificates	17	**15,929.4**		12,965.6	
			16,907.5		13,878.9
Other liabilities	18				
Derivative financial instruments		**356.6**		570.2	
Other		**1,261.6**		699.8	
			1,618.2		1,270.0
Total liabilities			**18,525.7**		15,148.9
Members' equity					
Subscribed capital	19	**19,789.5**		19,789.5	
Callable capital	19	**(14,592.8)**		(14,592.8)	
Paid-in capital			**5,196.7**		5,196.7
Reserves and retained earnings	20		**4,656.1**		1,686.0
Total members' equity			**9,852.8**		6,882.7
Total liabilities and members' equity			**28,378.5**		22,031.6
Memorandum items					
Undrawn commitments			**6,679.4**		5,179.2

The notes on pages 18 to 52 are an integral part of these financial statements.

Statement of changes in members' equity

For the year ended 31 December 2005	Subscribed capital € million	Callable capital € million	Special reserve € million	Loan loss reserve € million	General reserve other reserves € million	General reserve retained earnings € million	Total reserves and retained earnings € million	Total members' equity € million
At 31 December 2003	19,789.5	(14,592.8)	162.9	–	401.0	425.7	989.6	6,186.3
Reserve transfer for the fair value movement of financial assets at fair value through profit or loss	–	–	–	–	13.5	(13.5)	–	–
Prior year restatement from changes in accounting policies (refer accounting policies note B)	–	–	–	–	–	(77.9)	(77.9)	(77.9)
At 1 January 2004 as restated	19,789.5	(14,592.8)	162.9	–	414.5	334.3	911.7	6,108.4
Internal tax for the year	–	–	–	–	4.6	–	4.6	4.6
Qualifying fees and commissions from the prior year	–	–	10.8	–	–	(10.8)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	–	484.8	–	484.8	484.8
Net fair value movement of cash flow hedges for the year	–	–	–	–	9.3	–	9.3	9.3
Transfer of fair value movement of financial assets at fair value through profit or loss to the income statement	–	–	–	–	(126.0)	–	(126.0)	(126.0)
Reserves transfer	–	–	–	–	14.9	(14.9)	–	–
Restated net profit for the year	–	–	–	–	–	401.6	401.6	401.6
At 31 December 2004 as restated	19,789.5	(14,592.8)	173.7	–	802.1	710.2	1,686.0	6,882.7
Transitional restatement of opening balance for fair value of financial assets at fair value through profit or loss (refer accounting policies note B)	–	–	–	–	(84.8)	–	(84.8)	(84.8)
At 1 January 2005 as restated	19,789.5	(14,592.8)	173.7	–	717.3	710.2	1,601.2	6,797.9
Transitional revaluation of opening balance for fair value of available-for-sale share investments (refer accounting policies note B)	–	–	–	–	329.8	–	329.8	329.8
Transitional revaluation of opening balance for fair value of equity derivatives (refer accounting policies note B)	–	–	–	–	42.7	–	42.7	42.7
At 1 January 2005 as revalued	19,789.5	(14,592.8)	173.7	–	1,089.8	710.2	1,973.7	7,170.4
Internal tax for the year	–	–	–	–	4.3	–	4.3	4.3
Qualifying fees and commissions from the prior year	–	–	13.9	–	–	(13.9)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	–	1,152.1	–	1,152.1	1,152.1
Net fair value movement of cash flow hedges for the year	–	–	–	–	0.4	–	0.4	0.4
Reserves transfer	–	–	–	292.0	7.7	(299.7)	–	–
Net profit for the year	–	–	–	–	–	1,525.6	1,525.6	1,525.6
At 31 December 2005	**19,789.5**	**(14,592.8)**	**187.6**	**292.0**	**2,254.3**	**1,922.2**	**4,656.1**	**9,852.8**

The notes on pages 18 to 52 are an integral part of these financial statements.

Statement of cash flows

For the year ended 31 December 2005	€ million	Year to 31 December 2005 € million	€ million	Restated Year to 31 December 2004 € million
Cash flows from operating activities				
Operating profit for the period [1]	**1,525.6**		401.6	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	**(0.5)**		(1.4)	
Fair value movement on capital receivable and associated hedges	**(10.6)**		(21.3)	
Net deferral and amortisation of fees and direct costs	**19.9**		34.6	
Internal taxation	**4.3**		4.6	
Realised gains from share investments	**(639.9)**		(122.4)	
Unrealised gains from share investments	**(374.8)**		(126.0)	
Impairment (gains)/losses from share investments [2]	**(26.4)**		13.7	
Unrealised (gains)/losses from dealing activities	**(1.5)**		10.7	
Realised gains from available-for-sale Treasury assets	**(3.3)**		(2.3)	
Foreign exchange losses/(gains)	**0.9**		(1.0)	
Profit on disposal of property, technology and office equipment	**(0.1)**		(0.2)	
Depreciation and amortisation	**17.1**		16.4	
Impairment (gains)/losses from available-for-sale Treasury assets [2]	**(6.7)**		4.0	
Gross provisions for loan losses before recoveries from loans previously written off [2]	**(196.4)**		67.4	
Operating profit before changes in operating assets	**307.6**		278.4	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	**103.9**		964.7	
Fair value movement	**887.2**		(679.2)	
Proceeds from repayments of loans	**2,569.5**		2,887.5	
Proceeds from prepayments of loans	**784.3**		761.5	
Funds advanced for loans	**(3,008.4)**		(4,848.1)	
Proceeds from sale of share investments	**1,277.5**		513.3	
Funds advanced for share investments	**(378.3)**		(572.2)	
Increase/(decrease) in operating liabilities:				
Interest payable and accrued expenses	**22.2**		(300.6)	
Net cash from/(used in) operating activities		**2,565.5**		(994.7)
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	**872.3**		1,749.5	
Purchases of available-for-sale securities	**(2,042.0)**		(2,160.0)	
Proceeds from sale of property, technology and office equipment	**0.1**		0.2	
Purchase of property, technology and office equipment	**(14.0)**		(10.6)	
Net placements with credit institutions	**1.0**		49.5	
Net cash used in investing activities		**(1,182.6)**		(371.4)
Cash flows from financing activities				
Capital received	**251.7**		301.0	
Issue of debts evidenced by certificates	**6,640.2**		5,002.0	
Redemption of debts evidenced by certificates	**(5,419.4)**		(4,960.1)	
Net cash from financing activities		**1,472.5**		342.9
Net increase/(decrease) in cash and cash equivalents		**2,855.4**		(1,023.2)
Cash and cash equivalents at beginning of year		**1,422.3**		2,445.5
Cash and cash equivalents at 31 December [3]		**4,277.7**		1,422.3

[1] Operating profit includes dividends of €97.8 million received for the year to 31 December 2005 (31 December 2004: €53.2 million).

[2] The 2004 comparative impairment (gains)/losses from share investments of €13.7 million, impairment (gains)/losses from available-for-sale Treasury assets of €4.0 million, and gross provisions for loan losses before recoveries from loans previously written off of €67.4 million, were together recorded as gross provisions for losses before recoveries from assets previously written off totalling €85.1 million in the 2004 statement of cash flows.

[3] Cash and cash equivalents comprise the following amounts maturing within 3 months:

	31 December 2005 € million	Restated 31 December 2004 € million
Placements with and advances to credit institutions	**3,768.1**	680.5
Collateralised placements	**1,475.3**	1,645.1
Amounts owed to credit institutions	**(965.7)**	(903.3)
Cash and cash equivalents at 31 December	**4,277.7**	1,422.3

The notes on pages 18 to 52 are an integral part of these financial statements.

Accounting policies

A. Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules – see "hedge accounting" under "derivatives" below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Bank's policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below in "significant accounting policies" and "critical accounting estimates and judgements".

B. Significant changes in the financial statements

Interpretations and amendments to published standards effective in 2005

The following amendments and interpretations to standards are mandatory for the Bank's accounting periods beginning on or after 1 January 2005. The Bank has assessed the relevance of these amendments and interpretations and concluded that they do not result in changes to the Bank's accounting policies:

- IAS 39 (Amendment), The fair value option;
- IAS 39 (Amendment), How to determine fair value;
- IFRIC 2, Members' shares in co-operative entities and similar instruments; and
- SIC 12 (Amendment), Consolidation – special purpose entities.

The following amendments and interpretations to standards, mandatory for accounting periods beginning on or after 1 January 2005, have resulted in changes to the Bank's accounting policies:

- IAS 28 (Amendment), Investments in associates;
- IAS 39 (Amendment), De-recognition of a financial asset; and
- IAS 39 (Amendment), Definitions relating to recognition and measurement.

The impact of the above amendments on the Bank's financial statements is explained in the following section.

Changes in critical accounting policies

IAS 28 (Amendment), Investments in associates

Prior to 2005, all associate share investments were accounted for as available-for-sale financial assets as the Bank did not issue consolidated financial statements under the requirements of the previous IAS 28. As of 1 January 2005, the Bank applied the exemption for venture capital organisations under IAS 28 (Amendment). This permitted the Bank to designate share investments, previously held as available-for-sale and measured at cost less impairment, as financial assets at fair value through profit or loss. The Bank has chosen to designate all associate share investments and high-risk equity funds as financial assets at fair value through profit or loss with changes in fair value included in the income statement. All remaining non-associate share investments (excluding high-risk equity funds) continue to be designated as available-for-sale financial assets.

Prior to 2005, the Bank had concluded that it could not reliably measure the fair value of its unlisted share investments. It was therefore impracticable to restate 2004 comparatives for unlisted associate share investments and high-risk equity funds. Following an enhancement to its valuation techniques, the Bank performed an assessment of the fair value of the unlisted share investment portfolio as at 1 January 2005 and 31 December 2005 and

restated its unlisted share investments to fair value. The effect of restating associate share investments and high-risk equity funds to fair value at 1 January 2005 was a decrease in the revaluation reserve by €84.8 million.

As the Bank has always carried listed share investments at fair value, the 2004 comparatives have been restated to account for listed associate share investments as financial assets at fair value through profit or loss. At 31 December 2003, the fair value of the listed associate share investments was €13.5 million below cost. The Bank's financial statements were therefore restated to increase the 2004 opening revaluation reserve by €13.5 million and reduce opening retained earnings by the same amount. The fair value movement in 2004 of €126.0 million has been included in the restated 2004 income statement. The overall effect of restating listed associate share investments to financial assets at fair value through profit or loss was to reduce the opening revaluation reserve in 2005 by €112.5 million, and to increase opening retained earnings by the same amount.

IAS 39 (Amendment), De-recognition of a financial asset

Collateralised placements represent transactions where the Bank has purchased assets for which the market risk exposure remains with the seller. This risk transference is achieved through the use of a concurrent total return swap transacted with the seller. In 2004, the Bank carried both the swap and underlying assets at fair value. Under the new de-recognition rules in IAS 39 (Amendment), the swap and underlying assets are no longer recognised on the balance sheet and the transaction has been accounted for as a loan held at amortised cost. The 2004 comparatives have been restated, resulting in a decrease in collateralised placements of €107.7 million, with an offsetting decrease in other liabilities-derivative financial instruments.

IAS 39 (Amendment), Definitions relating to recognition and measurement

IAS 39 (Amendment) contains clarification on the transaction costs that could be deferred under IAS 18. The effect of this was to restrict the types of costs which qualify for deferral. The Bank has retrospectively applied IAS 39 (Amendment). The effect of the restatement was to increase general administrative expenses in 2004 by €30.3 million, to increase interest income from loans by €8.2 million and to decrease loan investments by the net amount of €22.1 million. In addition, the Bank's opening retained earnings at 1 January 2004 decreased by €77.9 million.

Changes in critical accounting estimates and judgements

Fair valuation of unlisted share investments

Prior to 2005, the Bank valued its unlisted share investments at historic cost, less any provisions for impairment at the balance sheet date. Following an enhancement to its valuation techniques, the Bank performed an assessment of the fair value of the unlisted share investment portfolio as at 1 January 2005 and 31 December 2005 and revalued its unlisted share investments to fair value.

As fair value could not be reliably measured prior to 2005, it was impracticable to restate 2004 comparatives for unlisted share investments. The effect of revaluing unlisted non-associate share investments (excluding high-risk equity funds) to fair value at 1 January 2005 was an increase in the revaluation reserve of €329.8 million. The fair value movement during 2005 of €1.1 billion was included in the general reserve as part of "revaluation reserve – available-for-sale assets".

Fair valuation of equity-related derivatives

The enhancement of the Bank's valuation techniques in 2005 enabled the Bank to fair value its equity-related derivatives. All derivatives are measured at fair value through the income statement in accordance with the "derivatives" accounting policy explained below. As fair value could not be reliably measured prior to 2005, it was impracticable to restate the 2004 comparatives. An adjustment was made to opening retained earnings of €42.7 million to reflect the fair value of these derivatives at 1 January 2005. During 2005, the fair value movement of €8.6 million was included in the income statement as part of "net gains from share investments at fair value through profit or loss".

Revision of portfolio provision estimates

In response to developments in the best practice application of incurred loss provision models on a portfolio basis, the Bank revised its provisioning estimate in 2005. The Bank determined that a shorter emergence period for losses was appropriate for lower-risk rated loan investments (those rated 1 to 6) and greater provisioning was required for higher-risk rated loan investments (those rated 6 watch and 7). This resulted in a net decrease in portfolio provisions of €186.0 million. In addition, the Bank created a loan loss reserve to set aside an amount of retained earnings, within members' equity, equal to the difference between the impairment losses expected over the full life of the loan portfolio and the amount recognised through the Bank's income statement. At 31 December 2005, the loan loss reserve totalled €292.0 million.

Restructuring of the Bank's retirement plans

In 2005 the Bank restructured its retirement plans. The restructuring enhanced the Bank's retirement plans, reflecting the past service of personnel and a change to the actuarial estimate of the liabilities of the defined benefit scheme. The impact of the enhancement was an exceptional expense of €22.9 million (£15.3 million) in 2005, recorded within general administrative expenses.

Standards, interpretations and amendments to published standards not yet effective

The following new standards, amendments and interpretations to existing standards were published in 2005 and are mandatory for the Bank's accounting periods beginning on or after 1 January 2006.

IAS 39 and IFRS 4 (Amendment), Financial guarantee contracts (effective from 1 January 2006)

This amendment requires issued financial guarantees to be initially recognised at their fair value, and subsequently measured at the higher of the unamortised balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date. The Bank will apply this amendment from annual periods beginning 1 January 2006.

IFRS 7, Financial instruments: Disclosures, and IAS 1 (Amendment), Presentation of financial statements – capital disclosures (effective from 1 January 2007)

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including an analysis of sensitivity to market risk. It replaces IAS 30, Disclosures in the financial statements of banks and similar financial institutions, and the disclosure requirements in IAS 32, Financial instruments: Disclosure and presentation. IAS 1 (Amendment) introduces disclosures about the level of an entity's capital and how it manages capital. The Bank assessed the impact of IFRS 7 and IAS 1 (Amendment) and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by IAS 1 (Amendment). The Bank will apply IFRS 7 and IAS 1 (Amendment) from annual periods beginning 1 January 2007.

IAS 19 (Amendment), Employee benefits (effective from 1 January 2006)

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Bank does not intend to change its accounting policy for recognising actuarial gains and losses and does not participate in any multi-employer plans, adopting this amendment will only have an impact on the format and extent of disclosures presented in the accounts. The Bank will apply this amendment from annual periods beginning 1 January 2006.

The following new standards, amendments and interpretations to existing standards will not result in changes to the Bank's accounting policies:

- IAS 39 (Amendment), *Cash flow hedge accounting of forecast* intragroup transactions (effective from 1 January 2006);
- IFRS 1 (Amendment), First-time adoption of International Financial Reporting Standards (effective from 1 January 2006);
- IFRS 6 (Amendment), Exploration for and evaluation of mineral resources (effective from 1 January 2006);
- IFRIC 4, Determining whether an arrangement contains a lease (effective from 1 January 2006);
- IFRIC 5, Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds (effective from 1 January 2006); and
- IFRIC 6, Liabilities arising from participating in a specific market – waste electrical and electronic equipment (effective from 1 December 2005).

C. Significant accounting policies

Financial assets

Loans and receivables

Loans and receivables originated by the Bank are measured at amortised cost using the effective yield method less any provision for impairment or uncollectability, unless they form part of a qualifying hedging relationship with a derivative position. This principally occurs in cases of fixed rate loans that, through association with individual swaps, are transformed from a fixed rate basis to a floating rate basis. In such cases, the loan is re-measured to fair value in respect of interest rate risk. The change in value is then reported in the income statement as an offset to the change in value of the related swap. Loans are recognised at settlement date.

Collateralised placements are carried at amortised cost. These are structures wherein the risks and rewards associated with the ownership of a reference asset are transferred to another party through the use of a swap contract and are a form of collateralised lending.

Financial assets at fair value through profit or loss

This category includes the Bank's associate share investments and high-risk equity funds. Such assets are carried at fair value on the balance sheet with changes in fair value included in the income statement in the period in which they arise. The basis of fair value for listed financial assets at fair value through profit or loss in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for financial assets at fair value through profit or loss that are either unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. Purchases and sales of share investments are recorded at trade date. Financial assets at fair value through profit or loss are analysed in note 14.

This category also includes assets acquired for the purpose of generating profits from short-term price fluctuations. Such assets are accounted for at fair value on the basis of independent market quotes, with all changes in value recorded through the income statement as they occur. Assets held in this category are accounted for at trade date.

Available-for-sale

This category comprises assets that do not specifically belong to one of the other categories. For the Bank, this consists of its non-associate share investments (excluding high-risk equity funds) and the majority of its Treasury portfolio. Such assets are carried at fair value on the balance sheet. Changes in fair value are recognised directly in reserves, as disclosed in the "statement of changes in members' equity", until the financial asset is sold or impaired. At this time the cumulative gain or loss previously recognised in reserves is removed and included in the income statement.

Share investments are impaired when there is objective evidence that the future recoverability is in doubt. This could be indicated by a significant or prolonged decline in the fair value of a share investment below its cost. The Bank also evaluates factors such as country, industry and sector performance, changes in technology and operational and financial performance.

Where an available-for-sale asset is the hedged item in a qualifying fair value hedge, the fair value gain or loss attributable to the risk being hedged is reported in the income statement rather than reserves. This is to ensure there is consistency of reporting, as the fair value changes on the derivative acting as the hedge must be reported in the income statement. Hedge accounting features in Treasury positions where asset swaps are used to transform the returns on fixed interest-rate securities to a floating rate basis.

The basis of fair value for available-for-sale share investments listed in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for available-for-sale share investments that are unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. Purchases and sales of share investments are recorded at trade date. Available-for-sale share investments are analysed in note 14.

The fair value of available-for-sale assets in the Bank's Treasury portfolio is determined by bid quotes from third-party sources or, where there is no active market, by the use of discounted cash flow models populated with observable market data. Purchases and sales of Treasury's available-for-sale assets are recorded at trade date.

Financial liabilities

Liabilities held for dealing

This occurs where the Bank has sold debt securities that it does not yet own, known as "short" selling, with the intention of buying those securities more cheaply at a later date and thus generating a dealing profit. Such liabilities are measured at fair value with all changes in value reported in the income statement as they occur.

Other financial liabilities

With the exception of liabilities held for dealing, all other financial liabilities are measured at amortised cost, unless they form part of a qualifying hedge relationship with a derivative position.

Derivatives

All derivatives are measured at fair value through the income statement unless they form part of a qualifying cash flow hedging relationship. In this case, the fair value of the derivative is taken to reserves to the extent that it is a perfect hedge of the identified risk. Any hedge ineffectiveness will result in the relevant proportion of the fair value remaining in the income statement. Fair values are derived primarily from discounted cash-flow models, option-pricing models and from third-party quotes. Derivatives are carried as assets when their fair value is positive, and as liabilities when their fair value is negative. All hedging activity is explicitly identified and documented by the Bank's Treasury department.

Hedge accounting

Hedge accounting is designed to bring accounting consistency to financial instruments that would not otherwise be permitted. A valid hedge relationship exists when a specific relationship can be identified between two or more financial instruments in which the change in value of one instrument (the hedge) is highly negatively correlated to the change in value of the other (the hedged item). To qualify for hedge accounting, this correlation must be within 80 to 125 per cent, with any ineffectiveness within these boundaries recognised in the income statement.

The Bank documents the relationship between hedging instruments and hedged items at the inception of the transaction. The Bank also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedges

The Bank's hedging activities are primarily designed to mitigate interest rate risk by using swaps to convert fixed interest rate risk, on both assets and liabilities, into floating rate risk. Such hedges are known as "fair value" hedges. Changes in the fair value of the effective portions of derivatives that are designated and qualify as fair value hedges, and that prove to be highly effective in relation to hedged risk, are included in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

Cash flow hedges

The Bank also engages in cash flow hedges, principally to minimise the exchange rate risk associated with the fact that its future administrative expenses are incurred in sterling. The amount and timing of such hedges fluctuates in line with the Bank's views on opportune moments to execute the hedges. The majority of any such hedging activity is for the following financial year but hedges beyond one year can be used. Hedging is mainly through the purchase of sterling in the forward foreign exchange market, but currency options can also be used. The movement in the fair value of cash flow hedges is recognised directly in reserves.

For further information on risk and related management policies, refer to the risk management section on page 25.

Provisions for impairment of loan investments and guarantees

Where there is objective evidence that an identified loan is impaired, specific provisions for impairment are recognised in the income statement. Impairment is defined as the difference between the carrying value of the asset and the net present value of expected future cash flows. It is determined using the instrument's original effective interest rate where applicable, and is often indicated by a significant or prolonged decline in the value of the asset below cost. The Bank's Risk Management Vice Presidency normally reviews assets for impairment every six months, and sometimes more frequently. Resulting adjustments include the unwinding of the discount in the income statement over the life of the asset, and any adjustments required in respect of a reassessment of the initial impairment.

Provisions for impairment of classes of similar assets that are not individually identified as impaired are calculated on a portfolio basis. The methodology used for assessing such impairment is based on a risk-rated approach for non-sovereign assets applied in the month of disbursement. A separate methodology is applied for all sovereign risk assets which takes into account the Bank's preferred creditor status afforded by its members. The effect of applying the Bank's methodology is considered to be approximate to calculating impairment on an incurred loss basis, as it is the difference between the carrying value of the groups of similar assets and the net present value of their expected future cash flows.

Impairment, as determined above, is deducted from the asset categories on the balance sheet. Impairment of guarantees is applied when the guarantees are effective and for trade finance is based on utilisation. The methodology is consistent to that on non-sovereign risk assets and is included in "other liabilities" on the balance sheet.

Impairment, less any amounts reversed during the year, is charged to the income statement under the caption "provisions for impairment of loan investments and guarantees", as summarised in note 10. When a loan or the underlying assets of a guarantee is deemed uncollectable the principal is written off against the related estimated impairment. Subsequent recoveries are credited to the income statement if previously written off.

D. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Preparing financial statements in conformity with IFRS requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the income statement during the reporting period.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

- fair value of available-for-sale share investments and financial assets at fair value through profit or loss; and
- provisions for impairment of loan investments and guarantees.

These estimates are highly dependent on a number of variables including interest rates, exchange rates and retained earnings multiples which reflect the economic environment and financial markets of the Bank's countries of operations. Information on the Bank's countries of operations can be found in the Annual Report 2005: Annual Review.

E. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, which are available for use at short notice and which are subject to insignificant risk of changes in value, less liabilities which are on demand.

F. Foreign currencies

In accordance with Article 35 of the Agreement Establishing the Bank, the Bank originally used the European Currency Unit (ECU) as the reporting currency for the presentation of its financial statements. Following the replacement of the ECU with the euro (€) from 1 January 1999, the reporting currency for the presentation of the financial statements became the euro.

Foreign currency transactions are initially translated into euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies, are included in the income statement, except when deferred in reserves as qualifying cash flow hedges. Translation differences on non-monetary items, such as share investments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as share investments classified as available-for-sale financial assets, are included in the fair value reserve in equity.

G. Capital subscriptions

The Bank's share capital is denominated in euro. However, in addition to settling their capital obligations in euro, members are also entitled to settle in US dollars or Japanese yen. For this purpose, a fixed exchange rate for each currency was defined in Article 6 of the Agreement and these fixed exchange rates are used to measure the value of the associated capital, as reported in "members' equity" in the balance sheet. The corresponding figure for capital receivable on the asset side of the balance sheet is, however, measured at current exchange rates and discounted to its present value.

In order to ensure that capital receipts due in US dollars or Japanese yen retain, at a minimum, their value as determined by the Agreement's fixed rates, the Bank's policy is to fix their euro value through foreign exchange contracts. These derivatives are fair valued in accordance with IAS 39, with any gain or loss being recorded in the income statement.

H. Intangible assets

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Bank, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over an estimated life of three years.

I. Property, technology and office equipment

Property, technology and office equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over the estimated life as follows:

Freehold property	30 years
Improvements on leases of less than 50 years unexpired	Unexpired periods
Technology and office equipment	Three years

J. Accounting for leases

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. The Bank has entered into such leases for most of its office accommodation, both in London and in the Bank's countries of operations. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

K. Interest, fees, commissions and dividends

Interest is recorded on an accruals basis using the effective yield method. Interest is recognised on impaired loans through unwinding the discount used in the present value calculations applied to expected future cash flows.

Front-end fees and commitment fees are deferred in accordance with IAS 18, together with the related direct costs of originating and maintaining the commitment. These are then recognised in interest income using the effective interest method over the period from disbursement to repayment of the related loan. If the commitment expires without the loan being drawn down, the fee is recognised as income on expiry.

Fees received in respect of services provided over a period of time are recognised as income as the services are provided. Other fees and commissions are classed as income when received. Issuance fees and redemption premiums or discounts are amortised over the period to maturity of the related borrowings.

Dividends relating to share investments are recognised when received.

L. Staff retirement plan

The Bank has a defined contribution scheme and a defined benefit scheme to provide retirement benefits to its staff. Under the defined contribution scheme, the Bank and staff contribute to provide a lump sum benefit. The defined benefit scheme is funded entirely by the Bank and benefits are based on years of service and a percentage of final gross base salary as defined in the scheme.

The asset in respect of the defined benefit scheme is the fair value of plan assets minus the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognised actuarial gains/losses and past service cost. Independent actuaries calculate the defined benefit obligation at least every three years by using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (relating to service accrued to the balance sheet date) using the yields available on high-quality corporate bonds. For intermediate years, the defined benefit obligation is estimated using approximate actuarial roll-forward techniques that allow for additional benefit accrual, actual cash flows and changes in the underlying actuarial assumptions.

The Bank keeps all contributions to the schemes, and all other assets and income held for the purposes of the schemes, separately from all of its other assets. Actual contributions made to the defined contribution scheme are charged to the income statement and transferred to the scheme's independent custodians. The charge to the income statement in respect of the defined benefit scheme is based on the current service cost and other actuarial adjustments, as determined by qualified external actuaries. Also included in this charge are actuarial gains and losses in excess of a 10 per cent corridor which are amortised over the estimated average service life remaining of the Bank's employees. The 10 per cent corridor is the higher of 10 per cent of the defined benefit obligation or fair value of assets. The actuaries also advise the Bank as to the necessary contributions to be made to the defined benefit scheme, which are then transferred to the scheme's independent custodians.

M. Taxation

In accordance with Article 53 of the Agreement, within the scope of its official activities the Bank, its assets, property and income are exempt from all direct taxes and all taxes and duties levied upon goods and services acquired or imported, except for those parts of taxes or duties that represent charges for public utility services.

N. Government grants

Government grants relating to fixed asset expenditure considered as part of the initial establishment of the Bank are recognised in the income statement on a straight-line basis over the same period as that applied for depreciation purposes. Other grants are matched against the qualifying expenditure in the period in which it is incurred. The balance of grants received or receivable that has not been taken to the income statement is carried in the balance sheet as deferred income within "other liabilities".

O. Borrowings

Borrowings are recognised initially at fair value, defined as their issue proceeds, net of any transaction costs incurred. They are subsequently stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective yield method. Where borrowings have associated derivatives and qualify for hedge accounting in line with IAS 39, the amortised cost value is adjusted by the fair value of the hedged risks.

P. Comparatives

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. Comparative figures have been restated where appropriate, as disclosed in "significant changes in the financial statements".

Risk management policies

Principles of financial management and risk management

The financial policies require the EBRD to follow the guiding principles of sound financial management, building on the Agreement Establishing the Bank. They provide the financial framework within which the Bank is required to pursue its mandate.

The EBRD's financial management aims to:

- pursue financial viability;
- build up reserves and ensure sustainable profitability;
- follow market and performance orientation in all its activities;
- work within a comprehensive risk management framework; and
- ensure transparency and accountability at all levels and support effective corporate governance.

The EBRD's financial policies define the financial and risk parameters that apply to Banking and Treasury operations. These policies include: (i) provisioning; (ii) pricing; and (iii) liquidity.

(i) The provisioning policy provides the basis to determine the amount of general portfolio provisions and the principles for specific provisions to be applied to all assets. To provide a check on the appropriateness of the policy, total provisions are regularly reviewed against losses calculated by the use of the Bank's risk capital model. The provisioning policy is reviewed annually.

(ii) Pricing policies determine the considerations and parameters used to price loans, guarantees and share investments.

(iii) The liquidity policy is reviewed annually and determines the amount of liquid assets required by the Bank, as well as its medium-term borrowing requirement for the following financial year. The annual review in 2005 resulted in changes to the liquidity policy adopted in 2001. These changes included the introduction of a framework under which the Bank's liquidity in non-convertible or not fully convertible local currency will be managed.

Furthermore, the financial policies define capital utilisation and provide portfolio risk parameters for Banking operations, hedging policies, share investment valuation, exit procedures and strategies, underwriting, risk management and corporate governance policies. These policies are reviewed regularly in the light of experience and external developments.

The financial policies require that the Board of Directors approves a Treasury and Treasury Risk Management Authority (T&TRMA), which defines the risk parameters to be observed by Treasury in managing its exposures. This document is updated annually by the Finance and Risk Management Vice Presidencies and approved by the Board. It covers all aspects of Treasury where financial risks are incurred and also all aspects of Treasury Risk Management in order to identify, measure, manage and mitigate the financial risks in Treasury. In addition, Treasury and Treasury Risk Management guidelines have been issued in respect of Treasury risk taking and Treasury Risk Management processes and procedures.

The T&TRMA is the document by which the Board of Directors delegates authority to the Vice President of Finance to manage, and the Vice President of Risk Management to identify, measure, monitor and mitigate the Bank's Treasury exposures. The two Vice Presidents jointly interpret the Authority and notify the Board of Directors of any material interpretation. The Financial and Operations Policies Committee reviews the T&TRMA annually and its review is submitted to the Board for approval. The credit process describes the procedures for approval, management and review of Banking exposures. These are reviewed by the Bank's Audit Committee annually and submitted to the Board for approval.

The Risk Management Vice Presidency has overall responsibility for the independent identification, measurement, monitoring and mitigation of all risks incurred by the Bank in both its Banking and Treasury operations. The Vice President of Risk Management is a member of the Bank's Executive Committee, as are the First Vice President of Banking, and the Vice President of Finance, to whom Treasury reports. The Vice President of Risk Management has overall responsibility for formulating the Bank's risk management strategy for both Banking and Treasury functions. Risk Management seeks to ensure that any risks are correctly identified and appropriately managed and mitigated through comprehensive and rigorous processes, which reflect best industry practice.

OTC derivatives and foreign exchange exposure

31 December 2005



	%
With Master Agreement and Credit Support Annex	90.48
With Master Agreement only	9.51
Without Master Agreement	0.01

31 December 2004



	%
With Master Agreement and Credit Support Annex	92.19
With Master Agreement only	7.80
Without Master Agreement	0.01

Banking risks are managed through the Operations Committee. In 2005, the membership comprised: the First Vice President, the Vice President of Finance, the Vice President of Risk Management, the Chief Economist, the General Counsel, the Director of Risk Management and a Business Group Director. The Operations Committee meets weekly and is responsible for reviewing all Banking projects prior to their submission for Board approval. Projects are reviewed to ensure that they meet the Bank's criteria for sound banking, transition impact and additionality. The committee operates within authority delegated by the Board to approve projects within Board-approved framework operations. The committee is also responsible for overseeing Banking portfolio management, approving significant changes to existing operations and approving Risk Management's recommendations for provisions for the impairment of assets.

Treasury risks are reviewed by the Treasury Exposure Committee, which was established as part of the internal reorganisation of the Bank during 2003, and which meets monthly. The Committee members are: the Vice President of Finance, the Vice President of Risk Management, the Treasurer, the Director of Risk Management, the Deputy Treasurer, the Director of Treasury Risk Management, the Chief Economist, the General Counsel, the Deputy General Counsel and the Business Group Director of Financial Institutions. The Treasury Exposure Committee is responsible for reviewing and monitoring the implementation of the T&TRMA and related guidelines. It assesses Treasury and Treasury Risk Management policy proposals for approval by the Board, and monitors and reviews the asset/liability profile and risk return trade off in aggregate Treasury exposures. It also evaluates new product proposals for Treasury exposures. Provisions for the impairment of Treasury exposures are recommended by Risk Management, assessed by the Treasury Exposure Committee and approved by the Vice Presidents of Finance and Risk Management.

Use of derivatives

The EBRD's use of exchange-traded and over-the-counter (OTC) derivatives is primarily focused on hedging interest rate and foreign exchange risks arising from both its Banking and Treasury activities. Market views expressed through derivatives are also undertaken as part of Treasury's activities. In addition, the Bank uses credit derivatives as an alternative to investments in specific securities or to hedge certain exposures. The overall amount of credit derivatives transactions is constrained by a dedicated limit.

The risks arising from derivative instruments are combined with those deriving from all other instruments dependent on the same underlying risk factors, and are subject to overall market and credit risk limits, as well as to stress tests. Special care is devoted to those risks that are specific to the use of derivatives, through, for example, the monitoring of volatility risk for options, spread risk for swaps and basis risk for futures.

In order to control credit risk in OTC derivative transactions, the EBRD's policy is to approve ex-ante each counterparty individually and to review its creditworthiness and eligibility regularly. Overall limits are allocated to each eligible counterparty in compliance with guidelines that set a maximum size and tenor of exposure, based on the counterparty's internal credit rating and outlook. For those counterparties, typically banks, that are deemed eligible for foreign exchange and OTC derivatives, a portion of the overall counterparty limit is allocated to these instruments. Utilisation of limits, whether overall counterparty limits or dedicated foreign exchange and OTC derivatives limits, is calculated using potential future exposure methodology. This is based on a Monte Carlo simulation-based model and is measured and monitored daily for all counterparties, independently from risk takers.

For capital markets transactions entered into by the Bank, OTC derivative transactions are normally limited to the highest-rated counterparties. Furthermore, the EBRD pays great attention to mitigating the credit risk of derivatives through systematic recourse to a variety of risk mitigation techniques. OTC derivatives transactions are systematically documented with a Master Agreement ("MA"), providing for close-out netting, and a

Credit Support Annex ("CSA"). These provide for the posting of collateral by the counterparty once the Bank's exposure exceeds a given threshold, as a function of the counterparty's perceived creditworthiness.

The Bank has also expanded the scope for applying risk mitigation techniques by documenting the widest possible range of instruments transacted with a given counterparty under a single MA and CSA, notably foreign exchange transactions.

The Bank also systematically resorts to unwinding-upon-credit-downgrading clauses and, for long-dated transactions, unilateral break clauses. Similarly, the Bank emphasises risk mitigation for repurchase and reverse repurchase agreements and related transaction types through MA documentation.

As at 31 December 2005, 90.5 per cent of the Bank's gross exposure to derivatives counterparties was with counterparties with whom an MA and CSA had been completed. All the Bank's Treasury exposure to foreign exchange and OTC derivatives was either with counterparties rated triple-A in their own right, or with counterparties with whom a collateral agreement had been completed, allowing for receipt of collateral in the form of cash or liquid, triple-A rated government securities.

The table below shows the nominal amounts of the Bank's derivative transactions outstanding at the end of 2005 and the associated fair values.

Derivative transactions

	2005 Nominal € million	**2005 Fair value € million**	2004 Nominal € million	Restated 2004 Fair value € million
Foreign currency products				
OTC				
Currency swaps	**9,028.5**	**1,677.8**	8,663.4	2,157.4
Spot and forward currency transactions	**1,238.0**	**3.0**	1,307.2	(27.3)
Total	**10,266.5**	**1,680.8**	9,970.6	2,130.1
Interest rate products				
OTC				
Interest rate swaps	**9,527.3**	**228.8**	10,053.9	(79.3)
Forward rate agreements	**81.4**	**–**	904.0	–
Caps/floors	**147.9**	**–**	325.7	(0.1)
Exchange traded [1]				
Interest-rate futures	**3,351.5**	**na**	6,364.5	na
Interest-rate options	**28.4**	**na**	2,864.8	na
Total	**13,136.5**	**228.8**	20,512.9	(79.4)
Credit products				
OTC				
Credit default swaps	**1,561.6**	**0.7**	1,393.9	1.1
Total	**1,561.6**	**0.7**	1,393.9	1.1
Banking products				
Equity derivatives	**107.0**	**51.3**	na	na
Total	**107.0**	**51.3**	na	na
Total OTC products	**21,584.7**	**1,910.3**	22,648.1	2,051.8
Total exchange-traded products	**3,379.9**	**–**	9,229.3	–
Total equity derivatives	**107.0**	**51.3**	–	–

[1] Exchange-traded instruments are cash-settled each day and thus do not have open fair values.

Credit exposure arises when the Bank has an overall positive fair value with individual counterparties. At 31 December 2005, the aggregate positive fair value amounted to €2.0 billion (2004: €2.1 billion). Against this, the Bank held collateral of €1.7 billion (2004: €1.6 billion), thereby reducing its net credit exposure to €0.3 billion (2004: €0.5 billion).

Financial risk factors

A. Credit risk

The EBRD is exposed to credit risk in both its Banking operations and its Treasury activities. Credit risk arises because borrowers and Treasury counterparties could default on their contractual obligations, or the value of the Bank's investments could be impaired. Most of the EBRD's credit risk is in the Banking portfolio. Projects are reviewed on a regular basis to promptly identify any changes required in the assigned risk ratings, and any actions required to mitigate this increased risk. Exposures are measured against portfolio risk limits and reported to the Audit Committee on a quarterly basis.

Banking credit risk

The EBRD conducts regular reviews of individual exposures within its portfolio. Generally, projects are formally reviewed by Risk Management once or twice a year depending on risk, or more frequently for those that are perceived to be more vulnerable to possible default. Regular reviews continue after project completion for non-sovereign exposures. Each review includes a consideration of the project risk rating, and, for equity investments, fair value. For underperforming projects, the review examines the level of impairment and corresponding specific provisions. Control of disbursement is managed by the Operation Administration Unit within the Office of the General Counsel, which is responsible for checking compliance with project conditionality prior to disbursement. The Unit also checks that correct procedures are followed in line with approved policy. The management of investments considered to be in jeopardy may be transferred from Banking to the Corporate Recovery Unit. This reports jointly to Risk Management and Banking, in order to manage the restructuring work-out process.

All projects and countries of operations are assigned credit risk ratings on an internal scale from 1 (lowest risk) to 10 (highest risk). The Bank maintains three types of risk ratings: project, country and overall. The project rating is determined from the financial strength of the risk counterparty and the risk mitigation built into the project structure. The country rating is assessed internally, taking into consideration the ratings assessed by external rating agencies. For non-sovereign operations, the overall rating is the numerically higher of the project and country rating. The exception to this is where the Bank has recourse to unconditional sponsor support from outside the country of operations, in which case the overall rating is the same as the project rating. For sovereign risk projects, the overall rating is the same as the country rating. For the performing portfolio, portfolio provisions are established according to a matrix. This is designed to approximate incurred losses calculated on the basis of objective evidence of impairment, the Bank's experience, and project, sector and country risks.

The table below shows the distribution of Banking operating assets by country, instrument and sector.

Distribution of Banking operating assets, undrawn commitments and guarantees

Analysis by country	**Operating assets 2005 € million**	Restated operating assets [1] 2004 € million	**Undrawn commitments and guarantees 2005 € million**	Undrawn commitments and guarantees 2004 € million
Albania	**121.5**	68.7	**115.3**	106.1
Armenia	**32.7**	34.7	**11.0**	4.1
Azerbaijan	**162.4**	173.5	**239.6**	67.1
Belarus	**68.9**	45.6	**21.6**	11.5
Bosnia and Herzegovina	**149.3**	125.3	**241.4**	179.2
Bulgaria	**299.8**	314.7	**360.7**	228.0
Croatia	**780.6**	729.6	**123.3**	204.7
Czech Republic	**299.6**	422.7	**52.5**	49.3
Estonia	**59.3**	251.5	**–**	4.8
FYR Macedonia	**118.8**	90.0	**138.6**	152.3
Georgia	**90.1**	55.4	**47.3**	27.3
Hungary	**581.0**	681.2	**92.3**	92.9
Kazakhstan	**632.9**	507.9	**390.5**	214.9
Kyrgyz Republic	**78.2**	58.9	**5.0**	7.2
Latvia	**60.5**	71.4	**25.3**	7.5
Lithuania	**155.4**	184.4	**43.4**	51.4
Moldova	**62.4**	72.1	**25.4**	13.0
Poland	**1,107.7**	1,214.3	**390.2**	282.9
Romania	**1,951.5**	1,125.6	**716.0**	430.0
Russian Federation	**2,662.7**	2,170.0	**1,612.0**	1,317.7
Serbia and Montenegro	**312.0**	242.0	**404.7**	348.2
Slovak Republic	**305.4**	429.3	**59.6**	52.1
Slovenia	**207.4**	183.7	**32.5**	34.5
Tajikistan	**22.9**	18.0	**19.5**	8.0
Turkmenistan	**58.9**	63.0	**33.3**	24.6
Ukraine	**579.9**	534.0	**544.7**	329.1
Uzbekistan	**146.9**	151.7	**139.7**	123.4
Regional	**889.9**	790.2	**794.0**	807.4
At 31 December	**11,998.6**	10,809.4	**6,679.4**	5,179.2

Analysis by instrument				
Loans	**7,751.4**	7,557.3	**5,371.0**	4,033.5
Share investments at fair value	**4,179.3**	3,196.1	**843.8**	651.1
Debt securities	**67.9**	56.0	**–**	–
Trade finance guarantees [2]	**–**	–	**316.9**	214.1
Other guarantees [3]	**–**	–	**147.7**	280.5
At 31 December	**11,998.6**	10,809.4	**6,679.4**	5,179.2

Analysis by sector				
Commerce and tourism	**383.5**	341.5	**253.5**	244.3
Community and social services	**266.2**	221.5	**153.6**	187.6
Energy/power generation	**755.2**	755.3	**1,191.6**	745.2
Extractive industries	**630.2**	562.8	**98.5**	134.2
Finance	**5,250.5**	4,332.5	**1,695.2**	1,276.4
Local authority services	**525.9**	480.0	**664.3**	629.7
Manufacturing	**1,604.7**	1,663.0	**521.5**	522.0
Primary industries	**363.2**	323.1	**205.5**	212.9
Telecommunications	**569.4**	823.2	**111.0**	67.5
Transport and construction	**1,649.8**	1,306.5	**1,784.7**	1,159.4
At 31 December	**11,998.6**	10,809.4	**6,679.4**	5,179.2

[1] *2004 operating assets excludes provisions for impairment.*

[2] Trade finance guarantees represent standby letters of credit, issued in favour of confirming banks who undertake the payment risk of the issuing banks in the Bank's countries of operations.

[3] Other guarantees include unfunded full or partial risk participations.

Diversification of Treasury peak exposure by country

31 December 2005



United States 45.3%
United Kingdom 10%
France 9%
Ireland 6.7%
Spain 4.5%
Germany 4.4%
Australia 3.5%
Regional 2.7%
Canada 2.2%
Netherlands 2.2%
Belgium 1.9%
Italy 1.8%
Switzerland 1.6%
Japan 1.6%
Supranational 1.3%
Denmark 0.5%
4 smallest country exposures 0.8%

31 December 2004



United Kingdom 9.6%
Netherlands 6.0%
Germany 5.9%
Spain 5.0%
Australia 4.4%
Canada 3.8%
Regional 3.5%
France 3.2%
Italy 2.8%
Switzerland 2.3%
Japan 1.9%
Supranational 1.9%
5 smallest country exposures 2.8%

Treasury credit risk

Credit risk is the potential loss to a portfolio that could result from the default of a counterparty or the deterioration of its creditworthiness. This could materialise in its downgrading by a rating agency at any time until the maturity of the longest-dated transaction outstanding with that counterparty. More precisely, it can be referred to as pre-settlement risk. This is different from settlement risk, which occurs only at the time, typically at the onset and at the maturity, when an exchange of cash or securities occurs in a transaction. As a special case, potential losses due to downgrading or, more generally, any change in the relative credit quality of securities, are also often known as spread risk or credit spread risk. The Bank also monitors concentration risk, which is the risk arising from too high a proportion of the portfolio being allocated to a specific country, industry sector, obligor, type of instrument or individual transaction.

Treasury Risk Management assigns internal credit ratings, determined by referring to approved credit rating agencies and by using an internal assessment of the creditworthiness of counterparties. The internal credit rating scale ranges from 1 to 10, the same as that used for the Banking department's exposures. The Board-approved T&TRMA states the minimum rating and maximum tenor by type of eligible counterparty. The actual exposure size limit and/or tenor limit attributed to individual counterparties may be smaller or shorter, respectively, based on the likely direction of its credit quality over the medium term, its internal outlook, or on sector considerations. Individual counterparty lines for banks, corporates and insurance companies are measured, monitored and reviewed by Treasury Risk Management on a regular basis.

The Bank's exposure measurement methodology for Treasury credit risk uses a Monte Carlo simulation technique that produces, to a high degree of confidence, maximum (in practice, 95 per cent eVaR[14]) exposure amounts at future points in time for each counterparty. This is across all transaction types and continues until the maturity of the longest dated transaction with that counterparty.

Diversification by country/region

At 31 December 2005, the portfolio's credit exposure covered 20 countries/regions. The United States (with a 45.3 per cent share against 46.9 per cent in 2004), the United Kingdom (with 10.0 per cent against 9.6 per cent in 2004) and France (with 9.0 per cent against 3.2 per cent in 2004) were the largest contributors. No other country exceeded 7 per cent of the Treasury portfolio credit exposure.

Diversification by counterparty type

Some 61.1 per cent of the overall exposure was to banks (2004: 57.4 per cent), while the next two largest counterparty types were sovereigns at 13.1 per cent (2004: 15.8 per cent) and ABS at 11.3 per cent (2004: 8.5 per cent).

B. Market risk

Market risk is the potential loss that could result from adverse market movements. The drivers of market risk are usually divided into: (i) interest rate risk; (ii) foreign exchange risk; (iii) equity risk; and (iv) commodity price risk. The latter two are not relevant to the Bank's Treasury operations. Interest rate risks are further broken down into yield curve risk, which measures the impact of changes in the shape of the yield curve for a given currency, and volatility risk, which deals with risks specific to interest rate option transactions. Yield curve risk can in turn be divided into changes in the overall level of interest rates (a parallel shift of an entire yield curve) and changes in the slope or the shape of the yield curve. Similarly, foreign exchange rate risks are split into risk emanating from changes in the level of foreign exchange rates, and volatility risk, which is inherent to foreign exchange options.

Exposure by counterparty type

31 December 2005



	%
Banks	61.1
Sovereigns	13.1
ABS	11.3
Insurance companies	7.9
Derivative product companies	3.3
Corporates	2.0
Multilateral organisations	1.3

31 December 2004



	%
Banks	57.4
Sovereigns	15.8
ABS	8.5
Insurance companies	7.2
Derivative product companies	5.3
Corporates	4.1
Multilateral organisations	1.7

The EBRD's main market risk exposure arises from the fact that the movement of interest rates and foreign exchange rates may adversely affect positions taken by the Bank in its Treasury portfolio. The EBRD aims to limit and manage market risks as far as possible through active asset and liability management. Interest rate risks are managed by synthetically hedging the interest rate profiles of assets and liabilities, mainly through the use of exchange-traded and OTC derivatives for hedging purposes. Exposures to foreign exchange and interest rate risks are measured and monitored daily by Treasury Risk Management, independently of Treasury, to ensure compliance with authorised limits.

The Bank monitors its exposure to market risk in its Treasury portfolio through a combination of limits, based on Monte Carlo simulation-based eVaR, also known as Expected Shortfall, and a variety of additional risk measures. The Bank's overall eVaR limit is laid down in the Board-approved T&TRMA. Foreign exchange transactions are further constrained by an eVaR sub-limit dedicated to foreign exchange exposures.

Additional eVaR measures are communicated to senior management, in particular for drilling down from aggregate eVaR measures to individual market factors (marginal eVaR and VaR sensitivities). For the options portfolio, dedicated options eVaR computations are performed, in order to factor in the non-linear behaviour of option instruments.

For internal monitoring purposes, eVaR is defined as the average potential loss that could be incurred, due to adverse fluctuations in interest rates and foreign exchange rates, over a one-day trading horizon and computed with a 95 per cent confidence level. Notwithstanding the adoption of eVaR as the Bank's preferred methodology, parametric VaR[15] numbers continue to be calculated for the entire portfolio on a daily basis, although they are no longer associated to any formal limit. Also, for enhanced comparability across institutions, numbers displayed in the Financial Report are VaR-based and scaled up to a 99 per cent confidence level over a ten-trading-day horizon.

A number of other risk measures are employed to complement eVaR and VaR data, with numbers produced using a different set of assumptions. This is to ensure that material risks are not ignored by focusing on one particular set of risk measures. Foreign exchange risk and the various types of interest rate risks, whether for outright exposures or for options, are monitored with sensitivity-based measures independently for each currency and type of option. A series of stress tests is also produced on a daily basis. These primarily encompass:

(i) stress-testing the options portfolio for joint large changes in the level of the price of the underlying security and that of volatility;

(ii) analysing, for each currency separately, the profit and loss impact of large deformations in the level and shape of the yield curve;

(iii) producing stress tests covering the entire Treasury portfolio based on historical scenarios; and

(iv) specific stress tests aimed at quantifying the impact of a breakdown in correlation patterns.

[14] VaR is a statistical estimate of the maximum probable loss that can be incurred, due to adverse movements in major market drivers, over a given time horizon and estimated at a given confidence level. Expected Shortfall, or eVaR, is the average loss beyond the VaR level and is a more accurate measure of large potential losses.

[15] While computationally effective, parametric VaR methods require stringent assumptions about the statistical behaviour of market drivers that can be relaxed when using Monte Carlo simulation methodology. In contrast to parametric methods, Monte Carlo-based measures can also incorporate the non-linear behaviour of instruments such as options.

C. Currency risk

Net currency position at 31 December 2005	Euro € million	United States dollars € million	Sterling € million	Japanese yen € million	Other currencies € million	**Total € million**
Assets						
Placements with and advances to credit institutions	1,254.1	2,414.0	13.4	42.9	75.7	**3,800.1**
Collateralised placements	901.2	574.1	–	–	–	**1,475.3**
Debt securities	2,982.9	3,658.1	641.1	234.8	100.5	**7,617.4**
Derivative financial instruments	67.6	(6,910.4)	2,875.5	2,512.4	3,773.1	**2,318.2**
Other assets	196.3	885.0	37.2	4.3	14.5	**1,137.3**
Loan investments	3,373.1	4,078.5	1.0	–	366.7	**7,819.3**
Provisions for impairment of loan investments and guarantees	(122.3)	(180.2)	(0.2)	–	(20.8)	**(323.5)**
Share investments	4,179.3	–	–	–	–	**4,179.3**
Intangible assets	16.2	–	–	–	–	**16.2**
Property, technology and office equipment	12.3	–	–	–	–	**12.3**
Paid-in capital receivable	168.8	125.3	–	32.5	–	**326.6**
Total assets at 31 December 2005	**13,029.5**	**4,644.4**	**3,568.0**	**2,826.9**	**4,309.7**	**28,378.5**
Liabilities and members' equity						
Amounts owed to credit institutions	(843.9)	(61.3)	(4.4)	–	(68.5)	**(978.1)**
Debts evidenced by certificates	(1,772.8)	(4,344.2)	(2,924.4)	(2,773.3)	(4,114.7)	**(15,929.4)**
Derivative financial instruments	(412.8)	698.7	(511.1)	(34.1)	(97.3)	**(356.6)**
Other liabilities	(150.1)	(914.6)	(144.1)	(19.7)	(33.1)	**(1,261.6)**
Members' equity	(9,845.4)	(6.9)	(0.3)	–	(0.2)	**(9,852.8)**
Total liabilities and members' equity at 31 December 2005	**(13,025.0)**	**(4,628.3)**	**(3,584.3)**	**(2,827.1)**	**(4,313.8)**	**(28,378.5)**
Currency position at 31 December 2005	**4.5**	**16.1**	**(16.3)**	**(0.2)**	**(4.1)**	**–**

Restated Net currency position at 31 December 2004	Euro € million	United States dollars € million	Sterling € million	Japanese yen € million	Other currencies € million	**Total € million**
Assets						
Placements with and advances to credit institutions	66.1	521.8	1.4	91.9	3.3	**684.5**
Collateralised placements	995.0	650.0	–	–	0.1	**1,645.1**
Debt securities	2,678.0	2,592.8	427.7	422.6	4.6	**6,125.7**
Derivative financial instruments	(153.0)	(5,051.8)	2,667.5	2,675.9	2,483.4	**2,622.0**
Other assets	61.4	456.6	44.1	4.6	30.6	**597.3**
Loans	3,403.5	3,867.0	0.6	–	342.2	**7,613.3**
Provisions for impairment of loans	(204.1)	(284.0)	(0.1)	–	(19.3)	**(507.5)**
Share investments	2,651.8	–	–	–	–	**2,651.8**
Intangible assets	18.1	–	–	–	–	**18.1**
Property, technology and office equipment	13.6	–	–	–	–	**13.6**
Paid–in capital receivable	325.8	182.6	–	59.3	–	**567.7**
Total assets at 31 December 2004	**9,856.2**	**2,935.0**	**3,141.2**	**3,254.3**	**2,844.9**	**22,031.6**
Liabilities and members' equity						
Amounts owed to credit institutions	(806.6)	(54.8)	(5.5)	(13.5)	(32.9)	**(913.3)**
Debts evidenced by certificates	(1,045.9)	(3,444.1)	(2,711.8)	(3,016.1)	(2,747.7)	**(12,965.6)**
Derivative financial instruments	(988.7)	962.7	(299.1)	(198.2)	(46.9)	**(570.2)**
Other liabilities	(84.1)	(440.6)	(121.0)	(24.9)	(29.2)	**(699.8)**
Members' equity	(6,876.6)	(6.1)	–	–	–	**(6,882.7)**
Total liabilities and members' equity at 31 December 2004	**(9,801.9)**	**(2,982.9)**	**(3,137.4)**	**(3,252.7)**	**(2,856.7)**	**(22,031.6)**
Currency position at 31 December 2004	**54.3**	**(47.9)**	**3.8**	**1.6**	**(11.8)**	**–**

In addition to the Bank's reporting currency, the euro, currencies individually disclosed are those in which the Bank primarily raises funds (see note 17) and which expose the Bank to exchange rate risk.

D. Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure, based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "3 months to 1 year" category.

Repricing interval at 31 December 2005	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Non-interest-bearing funds € million	Total € million
Assets						
Placements with and advances to credit institutions	3,768.1	7.2	24.8	–	–	**3,800.1**
Collateralised placements	1,475.3	–	–	–	–	**1,475.3**
Debt securities	2,744.4	3,741.2	1,131.8	–	–	**7,617.4**
Derivative financial instruments	565.8	620.5	1,080.7	1.2	50.0	**2,318.2**
Other assets	108.1	38.4	978.1	–	12.7	**1,137.3**
Loan investments	1,102.0	2,851.4	3,770.0	59.6	36.3	**7,819.3**
Provisions for impairment of loan investments and guarantees	(46.5)	(119.4)	(123.9)	–	(33.7)	**(323.5)**
Share investments	–	–	–	–	4,179.3	**4,179.3**
Non interest earning assets including paid-in capital receivable	–	–	–	–	355.1	**355.1**
Total assets	**9,717.2**	**7,139.3**	**6,861.5**	**60.8**	**4,599.7**	**28,378.5**
Liabilities and members' equity						
Amounts owed to credit institutions	(944.2)	(21.5)	(12.4)	–	–	**(978.1)**
Debts evidenced by certificates	(3,938.0)	(5,884.5)	(6,106.9)	–	–	**(15,929.4)**
Derivative financial instruments	(105.3)	(147.3)	(104.0)	–	–	**(356.6)**
Other liabilities	(4.5)	(127.7)	(1,101.2)	–	(28.2)	**(1,261.6)**
Members' equity	–	–	–	–	(9,852.8)	**(9,852.8)**
Total liabilities and members' equity	**(4,992.0)**	**(6,181.0)**	**(7,324.5)**	**–**	**(9,881.0)**	**(28,378.5)**
Interest rate risk at 31 December 2005	**4,725.2**	**958.3**	**(463.0)**	**60.8**	**(5,281.3)**	**–**
Cumulative interest rate risk at 31 December 2005	**4,725.2**	**5,683.5**	**5,220.5**	**5,281.3**	**–**	**–**

Restated Repricing interval at 31 December 2004	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Non-interest-bearing funds € million	**Total € million**
Assets						
Placements with and advances to credit institutions	680.5	4.0	–	–	–	**684.5**
Collateralised placements	635.5	1,009.6	–	–	–	**1,645.1**
Debt securities	2,130.3	3,580.7	414.7	–	–	**6,125.7**
Derivative financial instruments	598.8	1,301.0	700.7	21.5	–	**2,622.0**
Other assets	459.3	50.1	27.7	0.2	60.0	**597.3**
Loans	1,369.7	2,927.4	3,238.4	20.9	56.9	**7,613.3**
Provisions for impairment of loans	(11.5)	(1.5)	(5.7)	–	(488.8)	**(507.5)**
Share investments	–	–	–	–	2,651.8	**2,651.8**
Non-interest-earning assets including paid-in capital receivable	–	–	–	–	599.4	**599.4**
Total assets	**5,862.6**	**8,871.3**	**4,375.8**	**42.6**	**2,879.3**	**22,031.6**
Liabilities and members' equity						
Amounts owed to credit institutions	(898.4)	(4.9)	(10.0)	–	–	**(913.3)**
Debts evidenced by certificates	(2,493.7)	(5,561.5)	(4,910.4)	–	–	**(12,965.6)**
Derivative financial instruments	(150.3)	(367.2)	(52.7)	–	–	**(570.2)**
Other liabilities	(374.2)	(120.6)	(60.7)	–	(144.3)	**(699.8)**
Members' equity	–	–	–	–	(6,882.7)	**(6,882.7)**
Total liabilities and members' equity	**(3,916.6)**	**(6,054.2)**	**(5,033.8)**	**–**	**(7,027.0)**	**(22,031.6)**
Interest rate risk at 31 December 2004	**1,946.0**	**2,817.1**	**(658.0)**	**42.6**	**(4,147.7)**	**–**
Cumulative interest rate risk at 31 December 2004	**1,946.0**	**4,763.1**	**4,105.1**	**4,147.7**	**–**	**–**

The Bank's interest rate risk measurement is complemented by accepted market techniques including VaR, spread risk and volatility risk, on which frequent management reporting takes place.

Effective interest rates

The table below gives indicative levels of interest rates applying at year end on the Bank's interest-yielding assets and liabilities for the principal currencies in which the Bank operates. Trading securities are not included in this analysis, as the intention in holding such securities is not for generating net interest margins but rather capital gains from short-term price fluctuations.

	2005 EUR %	**2005 US$ %**	**2005 JPY %**	**2005 GBP %**	2004 EUR %	2004 US$ %	2004 JPY %	2004 GBP %
Assets								
Placements with and advances to credit institutions	**2.39**	**4.35**	**–**	**4.75**	2.17	2.44	0.35	–
Collateralised placements	**2.86**	**4.91**	**–**	**–**	2.39	3.04	–	–
Debt securities	**2.69**	**4.87**	**0.23**	**5.67**	2.36	3.02	0.16	5.01
Loans	**4.31**	**7.14**	**–**	**6.54**	3.82	5.23	–	6.88
Liabilities								
Amounts owed to credit institutions	**(2.18)**	**(3.60)**	**–**	**(4.75)**	(2.06)	(1.47)	–	(4.82)
Debts evidenced by certificates	**(2.37)**	**(4.35)**	**0.23**	**(4.19)**	(1.93)	(2.44)	0.31	(4.53)

E. Liquidity risk

Liquidity is the availability of sufficient funds to meet deposit withdrawals and other financial commitments as they fall due. The Bank is committed to maintaining a strong liquidity position. To ensure this, the Bank requires a minimum target liquidity ratio, based on a multi-year context, of 45 per cent of its next three years' net cash requirements, with full coverage of all committed but undisbursed project financing plus one year's debt service. In addition, 30 per cent of the Bank's net Treasury investments must mature within one year. This policy is implemented by maintaining liquidity in an operating target zone of 90 per cent of the next three years' net cash requirements and 100 per cent of committed but undisbursed project financing, plus one year's debt service – above the required minimum level.

The table below provides an analysis of assets, liabilities and members' equity placed into relevant maturity groupings, based on the remaining period from the balance sheet date to the contractual maturity date. It presents the most prudent maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities the earliest possible repayment date is shown, while for assets it is the latest possible repayment date. Assets held as part of Treasury's dealing portfolio are assigned a maturity of between 3 months and 1 year to reflect the typical holding pattern of assets in that portfolio.

Those assets and liabilities that do not have a contractual maturity date are grouped together in the "maturity undefined" category.

Liquidity risk at 31 December 2005	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Over 5 years € million	Maturity undefined € million	Total € million
Assets							
Placements with and advances to credit institutions	3,768.1	–	24.8	7.2	–	–	**3,800.1**
Collateralised placements	1,475.3	–	–	–	–	–	**1,475.3**
Debt securities	16.3	75.6	946.9	2,923.9	3,654.7	–	**7,617.4**
Derivative financial instruments	111.7	155.6	272.3	376.8	1,401.8	–	**2,318.2**
Other assets	104.6	52.9	952.0	0.2	25.1	2.5	**1,137.3**
Loan investments	192.2	406.1	1,247.8	4,153.2	1,739.0	81.0	**7,819.3**
Provisions for impairment of loan investments and guarantees	(11.5)	(14.3)	(38.3)	(183.1)	(47.7)	(28.6)	**(323.5)**
Share investments	–	–	–	–	–	4,179.3	**4,179.3**
Intangible assets	–	–	–	–	–	16.2	**16.2**
Property, technology and office equipment	–	–	–	–	–	12.3	**12.3**
Paid-in capital receivable	–	–	133.2	156.5	–	36.9	**326.6**
Total assets	**5,656.7**	**675.9**	**3,538.7**	**7,434.7**	**6,772.9**	**4,299.6**	**28,378.5**
Liabilities and members' equity							
Amounts owed to credit institutions	(944.2)	(21.5)	(12.4)	–	–	–	**(978.1)**
Debts evidenced by certificates	(912.2)	(770.6)	(2,633.9)	(3,729.4)	(7,883.3)	–	**(15,929.4)**
Derivative financial instruments	(72.5)	(111.3)	(107.0)	(36.0)	(29.8)	–	**(356.6)**
Other liabilities	(9.6)	(6.0)	(1,107.2)	–	–	(138.8)	**(1,261.6)**
Members' equity	–	–	–	–	–	(9,852.8)	**(9,852.8)**
Total liabilities and members' equity	**(1,938.5)**	**(909.4)**	**(3,860.5)**	**(3,765.4)**	**(7,913.1)**	**(9,991.6)**	**(28,378.5)**
Net liquidity position at 31 December 2005	**3,718.2**	**(233.5)**	**(321.8)**	**3,669.3**	**(1,140.2)**	**(5,692.0)**	**–**
Cumulative net liquidity position at 31 December 2005	**3,718.2**	**3,484.7**	**3,162.9**	**6,832.2**	**5,692.0**	**–**	**–**

Restated Liquidity risk at 31 December 2004	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Over 5 years € million	Maturity undefined € million	**Total € million**
Assets							
Placements with and advances to credit institutions	680.5	–	–	4.0	–	–	**684.5**
Collateralised placements	635.5	1,009.6	–	–	–	–	**1,645.1**
Debt securities	131.1	86.7	265.1	2,572.9	3,031.8	38.1	**6,125.7**
Derivative financial instruments	38.8	150.5	451.8	913.3	1,067.6	–	**2,622.0**
Other assets	438.6	39.3	32.8	17.7	68.9	–	**597.3**
Loans	158.8	371.4	1,155.2	4,114.4	1,742.9	70.6	**7,613.3**
Provisions for impairment of loans	(11.9)	(24.9)	(83.1)	(246.8)	(112.9)	(27.9)	**(507.5)**
Share investments	–	–	–	–	–	2,651.8	**2,651.8**
Intangible assets	–	–	–	–	–	18.1	**18.1**
Property, technology and office equipment	–	–	–	–	–	13.6	**13.6**
Paid-in capital receivable	–	–	248.4	298.0	–	21.3	**567.7**
Total assets	**2,071.4**	**1,632.6**	**2,070.2**	**7,673.5**	**5,798.3**	**2,785.6**	**22,031.6**
Liabilities and members' equity							
Amounts owed to credit institutions	(898.4)	(4.9)	(10.0)	–	–	–	**(913.3)**
Debts evidenced by certificates	(110.9)	(474.2)	(1,645.6)	(3,529.3)	(7,205.6)	–	**(12,965.6)**
Derivative financial instruments	–	(160.4)	(161.2)	(167.7)	(80.9)	–	**(570.2)**
Other liabilities	(322.7)	(27.8)	(245.8)	(26.5)	(43.8)	(33.2)	**(699.8)**
Members' equity	–	–	–	–	–	(6,882.7)	**(6,882.7)**
Total liabilities and members' equity	**(1,332.0)**	**(667.3)**	**(2,062.6)**	**(3,723.5)**	**(7,330.3)**	**(6,915.9)**	**(22,031.6)**
Net liquidity position at 31 December 2004	**739.4**	**965.3**	**7.6**	**3,950.0**	**(1,532.0)**	**(4,130.3)**	**–**
Cumulative net liquidity position at 31 December 2004	**739.4**	**1,704.7**	**1,712.3**	**5,662.3**	**4,130.3**	**–**	**–**

Fair values of financial assets and liabilities

The Bank's balance sheet approximates to fair value in all financial asset and liability categories, with the exception of Banking fixed rate loans where interest rate risk has been hedged on a portfolio basis. As a result, the Bank does not hedge account for such loans and therefore the underlying changes to the fair value of these assets are not recognised on the balance sheet. At 31 December 2005, the fair value of these loans was €25.6 million above the current balance sheet value (2004: €29.8 million).

Notes to the financial statements

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 December 2005, the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London at the start of the Bank's operations on 15 April 1991.

2. Segment information

Business segments

For management purposes, the business of the Bank comprises primarily Banking and Treasury operations. Banking activities represent investments in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	Banking 2005 € million	Treasury 2005 € million	Aggregated 2005 € million	Restated Banking 2004 € million	Restated Treasury 2004 € million	Restated Aggregated 2004 € million
Interest income	**416.9**	**352.7**	**769.6**	310.3	215.6	525.9
Other income	**1,158.3**	**9.3**	**1,167.6**	305.5	24.0	329.5
Fair value movement on paid-in capital receivable and associated hedges [1]	**9.5**	**1.1**	**10.6**	19.2	2.1	21.3
Total segment revenue	**1,584.7**	**363.1**	**1,947.8**	635.0	241.7	876.7
Less interest expenses and similar charges [2]	**(258.7)**	**(303.7)**	**(562.4)**	(172.4)	(162.1)	(334.5)
Allocation of the return on capital [1,2]	**137.2**	**15.2**	**152.4**	100.4	11.2	111.6
Fair value movement on non-qualifying hedges	**–**	**6.1**	**6.1**	–	4.8	4.8
Less general administrative expenses	**(184.5)**	**(17.3)**	**(201.8)**	(158.4)	(15.0)	(173.4)
Less depreciation and amortisation	**(16.2)**	**(0.9)**	**(17.1)**	(15.5)	(0.9)	(16.4)
Segment result before provisions	**1,262.5**	**62.5**	**1,325.0**	389.1	79.7	468.8
Provisions for impairment of loan investments and guarantees	**200.6**	**–**	**200.6**	(67.2)	–	(67.2)
Net profit for the year	**1,463.1**	**62.5**	**1,525.6**	321.9	79.7	401.6
Segment assets	**11,878.5**	**16,173.4**	**28,051.9**	9,905.0	11,558.9	21,463.9
Paid-in capital receivable			**326.6**			567.7
Total assets			**28,378.5**			22,031.6
Segment liabilities						
Total liabilities	**146.0**	**18,379.7**	**18,525.7**	136.0	15,012.9	15,148.9
Capital expenditure	**13.2**	**0.8**	**14.0**	10.0	0.6	10.6

[1] Unwinding of interest income from the present value adjustment of paid-in capital receivable and the allocation of the return on capital total €163.0 million (2004: €132.9 million), which is the Bank's return on net paid-in capital used in segmental results.

[2] Interest expenses and similar charges and the allocation of the return on capital total €410.0 million (2004: €222.9 million). This is the Bank's "Interest expenses and similar charges" as reported in the income statement.

Secondary reporting format – geographical segment

The Bank's activities are divided into four regions for internal management purposes.

	Segment revenue 2005 € million	Restated Segment revenue 2004 € million	Segment assets 2005 € million	Restated Segment assets 2004 € million
Advanced countries [1]	**923.0**	312.8	**4,548.4**	4,144.4
Early/Intermediate countries [2]	**333.3**	171.9	**4,749.4**	3,693.3
Russian Federation	**328.4**	150.3	**2,580.7**	2,067.3
OECD (Treasury operations)	**363.1**	241.7	**16,173.4**	11,558.9
Total	**1,947.8**	876.7	**28,051.9**	21,463.9

[1] Advanced countries are Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic and Slovenia.

[2] Early/Intermediate countries are Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Serbia and Montenegro, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

3. Net fee and commission income

The main components of net fee and commission income are as follows:

	2005 € million	2004 € million
Cancellation fees	**5.6**	3.2
Trade finance fees	**5.2**	4.3
Appraisal fees	**3.4**	3.7
Guarantee fees	**3.1**	4.0
Other	**5.3**	9.2
Equity fund fee expenses	**(3.2)**	(6.8)
Net fee and commission income	**19.4**	17.6

Front-end and commitment fees of €38.2 million (2004: €48.0 million) received in 2005, together with related direct costs of €5.7 million (2004 restated: €5.2 million), have been deferred on the balance sheet. They will be recognised in interest income over the period from disbursement to repayment of the related loan, in accordance with IAS 18. In 2005, €12.6 million (2004 restated: €8.2 million) of previously deferred fees and direct costs were recognised in interest income.

4. Net gains from share investments at fair value through profit or loss

	2005 € million	Restated 2004 € million
Net unrealised gains from associate share investments and high-risk equity funds	**366.2**	126.0
Net realised gains from associate share investments and high-risk equity funds	**113.8**	–
Net unrealised gains from equity-related derivatives	**8.6**	–
Net gains from share investments at fair value through profit or loss	**488.6**	126.0

5. Net gains from available-for-sale share investments

	2005 € million	Restated 2004 € million
Net realised gains from available-for-sale share investments	**526.1**	122.4
Recoveries of previously recognised impairment losses [1]	**35.0**	49.6
Impairment losses from available-for-sale share investments [1]	**(8.6)**	(63.3)
Net gains from available-for-sale share investments	**552.5**	108.7

[1] The 2004 comparative recoveries of previously recognised impairment losses of €49.6 million and impairment losses from available-for-sale share investments of €63.3 million were together recorded within provisions for impairment in the 2004 income statement.

6. Net gains/(losses) from available-for-sale Treasury assets

	2005 € million	Restated 2004 € million
Realised gains from available-for-sale Treasury assets	**3.3**	2.3
Recoveries of previously recognised impairment losses	**6.7**	–
Impairment losses from available-for-sale Treasury assets[1]	**–**	(4.0)
Net gains/(losses) from available-for-sale Treasury assets	**10.0**	(1.7)

[1] The 2004 comparative impairment losses from available-for-sale Treasury assets of €4.0 million were recorded within provisions for impairment in the 2004 income statement.

Realised gains arose from the disposal of available-for-sale debt securities.

7. Net (losses)/gains from dealing activities and foreign exchange

	2005 € million	2004 € million
Debt buy-backs	**1.3**	24.9
Foreign exchange	**(0.9)**	1.0
Dealing portfolio	**(1.1)**	(0.2)
Net (losses)/gains from dealing activities and foreign exchange	**(0.7)**	25.7

Net losses on the dealing portfolio includes both realised and unrealised gains or losses, together with associated interest income and expense.

8. Fair value movement on non-qualifying hedges

The fair value movement on non-qualifying hedges does not derive from dealing activities but is a consequence of the accounting rules introduced by IAS 39. This accounting standard requires all derivatives to be fair valued in the income statement. Where derivatives are hedging non-derivative financial assets or liabilities, the latter can also be re-measured to fair value for the specific risks hedged and reported through the income statement. Hedge accounting, as this process is known, can only be used where hedge relationships can be specifically identified and close correlation proven. Interest rate hedging on a portfolio basis, which does not qualify for hedge accounting, is carried out against the Bank's fixed-rate loan book. Derivatives are used to exchange the fixed rate flows on the loan assets in return for floating interest payments, primarily through the use of swap contracts. The swaps are subject to fair value accounting, but the fixed rate loan assets are not. As the Bank is paying fixed rates of interest in these contracts, increases in the relevant interest rates, primarily the US dollar and the euro, will result in fair value gains on these contracts, while the converse will happen if rates fall. In 2005, both euro and US dollar rates rose, resulting in a net gain of €5.3 million for the year (2004: loss of €1.7 million).

While hedge accounting can be applied to most of the Bank's derivative positions due to one-to-one hedging relationships, it may not be possible to achieve 100 per cent hedge effectiveness where the change in value of the derivative is exactly matched by the change in value of the hedged asset or liability. Any ineffectiveness in the offsetting valuations must be recognised in the income statement. In 2005, this figure amounted to a gain of €0.8 million (2004: €6.5 million).

During the year, the fair value movement of €1.7 million (2004: €7.0 million) on swaps hedging the Bank's capital receivable in US dollars and Japanese yen was reported in net interest, along with the discounting effect on the capital receivable.

9. General administrative expenses

	2005 € million	Restated 2004 € million
Personnel costs	**145.4**	118.9
Overhead expenses net of government grants	**62.1**	59.7
General administrative expenses	**207.5**	178.6
Deferral of direct costs related to loan origination and commitment maintenance	**(5.7)**	(5.2)
Net general administrative expenses	**201.8**	173.4

The increase in personnel costs in 2005 compared with 2004 largely reflects €22.9 million (£15.3 million) of one-off expenditure relating to a restructuring of the Bank's retirement plans. This included adjustments to enhance the Bank's retirement plans, reflecting the past service of personnel, and a change to the actuarial estimate of the defined benefit scheme's liabilities.

The average numbers of staff included in personnel costs during the year were: 968 headquarters staff (2004: 964), 235 locally hired staff in Resident Offices (2004: 233), 105 contract staff (comprising special contract staff, interns/short-term staff and locally hired general service contract staff), and 77 Board of Directors personnel. Some 89 staff members were externally funded.

Staff numbers at 31 December 2005 consisted of: 971 headquarters staff (comprising regular and analyst staff in Bank Departments and Board support staff) (2004: 965), 232 locally hired staff in Resident Offices (2004: 237), 111 contract staff (comprising 31 special contract staff, 58 interns/short-term staff and 22 locally hired general service contract staff), and 76 Board of Directors personnel. Some 86 staff members were externally funded. In addition, 90 Project Bureau staff (2004: 89) were engaged by the Russia Small Business Fund on projects in the Russian Federation.

During the year, government grants of €2.1 million (2004: €2.1 million) were taken to the income statement.

The following fees for work performed by the Bank's external auditors were included in overhead expenses:

Audit and assurance services	2005 € 000	2004 € 000
Services as auditors of the bank	**275**	236
Retirement plan audit	**21**	21
Internal controls framework	**127**	158
Tax recovery audit	**7**	7
	430	422

Sterling general administrative expenses totalled £148.3 million (2004: £126.2 million).

Direct costs of €5.7 million (2004 restated: €5.2 million) relating to loan origination and commitment maintenance in 2005, together with received front-end and commitment fees of €38.2 million (2004: €48.0 million), have been deferred on the balance sheet in accordance with IAS 18. These figures will be recognised in interest income over the period from disbursement to repayment of the related loan.

10. Provisions for impairment of loan investments and guarantees

(Release)/charge for the year	2005 € million	Restated 2004 € million
Portfolio provisions for the unidentified impairment of loan investments		
Non-sovereign loan investments	**(134.7)**	99.6
Sovereign loan investments	**(48.6)**	(0.7)
Guarantees	**(3.9)**	(8.3)
Specific provisions for the identified impairment of loan investments [1]	**(13.4)**	(23.4)
Provision for impairment of loan investments and guarantees [2, 3]	**(200.6)**	67.2

[1] During the year new specific provisions for the identified impairment of loan investments of €22.3 million (2004: €14.7 million) were made and €35.7 million (2004: €38.1 million) were released. This resulted in a net release to the income statement of €13.4 million (2004: release of €23.4 million).

[2] The 2004 comparative provision for impairment of loan investments and guarantees of €67.2 million was recorded within provisions for impairment in the 2004 income statement.

[3] €186.0 million of the overall release of the provision for impairment of loan investments and guarantees in 2005 is the result of the change in provision estimate as described in the "changes in critical accounting estimates and judgements" section of the accounting policies.

Movement in provisions	2005 Loans € million	2005 Guarantees € million	2005 Total € million	2004 Loans € million	2004 Guarantees € million	2004 Total € million
At 1 January	**507.5**	**32.0**	**539.5**	465.1	40.3	505.4
(Release)/charge for the year	**(196.7)**	**(3.9)**	**(200.6)**	75.5	(8.3)	67.2
Unwinding of the discount relating to the impairment of identified assets [1]	**(0.5)**	**–**	**(0.5)**	(0.6)	–	(0.6)
Foreign exchange adjustments	**41.7**	**–**	**41.7**	(18.8)	–	(18.8)
Release against amounts written off	**(28.5)**	**–**	**(28.5)**	(13.7)	–	(13.7)
At 31 December	**323.5**	**28.1**	**351.6**	507.5	32.0	539.5
Analysed between						
Portfolio provisions for the unidentified impairment of loan investments						
Non-sovereign loan investments	**275.3**	**–**	**275.3**	377.8	–	377.8
Sovereign loan investments	**14.5**	**–**	**14.5**	57.7	–	57.7
Specific provisions for the identified impairment of loan investments	**33.7**	**–**	**33.7**	72.0	–	72.0
Deducted from assets	**323.5**	**–**	**323.5**	507.5	–	507.5
Included in other liabilities	**–**	**28.1**	**28.1**	–	32.0	32.0
At 31 December	**323.5**	**28.1**	**351.6**	507.5	32.0	539.5

[1] Included in interest income is €0.5 million (2004: €0.6 million) relating to the unwinding of the net present value discount.

11. Debt securities

	2005 € million	2004 € million
Available-for-sale portfolio	**6,908.0**	5,293.4
Dealing portfolio		
Internally managed funds	**144.5**	473.0
Externally managed funds	**564.9**	359.3
	709.4	832.3
At 31 December	**7,617.4**	6,125.7

12. Other assets

	2005 € million	Restated 2004 € million
Fair value of derivatives	**2,318.2**	2,622.0
Deals pending settlement	**926.7**	415.0
Interest receivable	**151.5**	117.8
Other	**59.1**	64.5
At 31 December	**3,455.5**	3,219.3

13. Loan investments

Operating assets	2005 Sovereign loans € million	2005 Non-sovereign loans € million	2005 Total loans € million	Restated 2004 Sovereign loans € million	Restated 2004 Non-sovereign loans € million	Restated 2004 Total loans € million
At 1 January	**1,891.2**	**5,722.1**	**7,613.3**	2,028.6	4,696.9	6,725.5
Movement in fair value revaluation	**(0.8)**	**(5.8)**	**(6.6)**	(1.5)	(2.4)	(3.9)
Disbursements	**379.4**	**2,629.0**	**3,008.4**	500.3	4,335.3	4,835.6
Repayments and prepayments	**(414.6)**	**(2,939.2)**	**(3,353.8)**	(526.9)	(3,122.1)	(3,649.0)
Foreign exchange movements	**186.9**	**423.7**	**610.6**	(98.9)	(147.9)	(246.8)
Movement in net deferral of front-end fees and related direct costs	**(4.9)**	**(15.0)**	**(19.9)**	(10.4)	(24.2)	(34.6)
Written off	**–**	**(32.7)**	**(32.7)**	–	(13.5)	(13.5)
At 31 December	**2,037.2**	**5,782.1**	**7,819.3**	1,891.2	5,722.1	7,613.3
Impairment at 31 December	**(14.5)**	**(309.0)**	**(323.5)**	(57.7)	(449.8)	(507.5)
Total operating assets net of impairment at 31 December	**2,022.7**	**5,473.1**	**7,495.8**	1,833.5	5,272.3	7,105.8

At 31 December 2005, the Bank categorised 11 loans as impaired, with operating assets totalling €35.0 million (2004: 17 loans totalling €85.8 million). Specific provisions on these assets amounted to €33.7 million (2004: €72.0 million). The unwinding of the net present value discount relating to provisions for the impairment of identified loans has added €0.5 million (2004: €0.6 million) of income to the income statement in the form of interest income from loans.

14. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	**Fair value through profit or loss total share investments € million**	Available-for-sale unlisted share investments € million	Available-for-sale listed share investments € million	**Available-for-sale total share investments € million**	**Total share investments € million**
Outstanding disbursements							
At 31 December 2003	–	–	–	1,747.2	566.3	**2,313.5**	**2,313.5**
Designated as fair value through profit or loss	–	114.3	**114.3**	–	(114.3)	**(114.3)**	–
At 1 January 2004 as restated	–	114.3	**114.3**	1,747.2	452.0	**2,199.2**	**2,313.5**
Disbursements	–	–	–	484.5	87.7	**572.2**	**572.2**
Disposals	–	–	–	(287.7)	(103.2)	**(390.9)**	**(390.9)**
Written off	–	–	–	(56.6)	(6.2)	**(62.8)**	**(62.8)**
At 31 December 2004 as restated	–	114.3	**114.3**	1,887.4	430.3	**2,317.7**	**2,432.0**
Designated as fair value through profit or loss	1,096.1	–	**1,096.1**	(1,096.1)	–	**(1,096.1)**	–
At 1 January 2005 as restated	1,096.1	114.3	**1,210.4**	791.3	430.3	**1,221.6**	**2,432.0**
Transfer between classes[1]	(9.9)	9.9	–	(110.1)	110.1	–	–
Disbursements	239.5	1.6	**241.1**	84.7	52.5	**137.2**	**378.3**
Disposals	(283.1)	–	**(283.1)**	(171.0)	(159.7)	**(330.7)**	**(613.8)**
Written off	(12.3)	–	**(12.3)**	(1.6)	(9.9)	**(11.5)**	**(23.8)**
At 31 December 2005	**1,030.3**	**125.8**	**1,156.1**	**593.3**	**423.3**	**1,016.6**	**2,172.7**
Fair value adjustment							
At 31 December 2003	–	–	–	(544.7)	249.1	**(295.6)**	**(295.6)**
Designated as fair value through profit or loss	–	(13.5)	**(13.5)**	–	13.5	**13.5**	–
At 1 January 2004 as restated	–	(13.5)	**(13.5)**	(544.7)	262.6	**(282.1)**	**(295.6)**
Movement in fair value	–	126.0	**126.0**	–	340.4	**340.4**	**466.4**
Movement in impairment provisions	–	–	–	34.3	14.7	**49.0**	**49.0**
At 31 December 2004 as restated	–	112.5	**112.5**	(510.4)	617.7	**107.3**	**219.8**
Transitional restatement of opening balance to fair value	(84.8)	–	**(84.8)**	–	–	–	**(84.8)**
At 1 January 2005 as restated	(84.8)	112.5	**27.7**	(510.4)	617.7	**107.3**	**135.0**
Transitional revaluation of opening balance to fair value	–	–	–	329.8	–	**329.8**	**329.8**
At 1 January 2005 as revalued	(84.8)	112.5	**27.7**	(180.6)	617.7	**437.1**	**464.8**
Movement in fair value revaluation	326.4	39.8	**366.2**	883.9	265.3	**1,149.2**	**1,515.4**
Impairment of available-for-sale share investments	–	–	–	0.5	25.9	**26.4**	**26.4**
At 31 December 2005	**241.6**	**152.3**	**393.9**	**703.8**	**908.9**	**1,612.7**	**2,006.6**
Fair value at 31 December 2005	**1,271.9**	**278.1**	**1,550.0**	**1,297.1**	**1,332.2**	**2,629.3**	**4,179.3**
Fair value at 31 December 2004	–	226.8	**226.8**	1,377.0	1,048.0	**2,425.0**	**2,651.8**

[1] This reflects unlisted share investments that became listed during 2005.

At 31 December 2005, the Bank categorised 18 available-for-sale share investments as impaired, with operating assets totalling €55.4 million (2004: 17 available-for-sale share investments totalling €126.4 million).

Listed below are all share investments where the Bank owned greater than or equal to 20 per cent of the investee share capital at 31 December 2005 and where the fair value of the Bank's total investment exceeded €40 million.

	Percentage ownership
MPF Lafarge: Romcim	38
Winterthur MPF	35
Connex	35
Dalkia Lodz Cogeneration Privatisation	35
Baring Vostok Private Equity Fund	32
Danone MPF – Danone Industria LLC	30
Polish Enterprise Fund IV	23
Privredna Banka Zagreb	21

15. Intangible assets

	2005 Computer software development costs € million	2004 Computer software development costs € million
Cost		
At 1 January	**54.9**	73.3
Additions	**8.2**	8.3
Disposals	**–**	(26.7)
At 31 December	**63.1**	54.9
Amortisation		
At 1 January	**36.8**	54.2
Charge	**10.1**	9.3
Disposals	**–**	(26.7)
At 31 December	**46.9**	36.8
Net book value at 31 December	**16.2**	18.1

16. Property, technology and office equipment

	2005 Property € million	**2005 Technology and office equipment € million**	**2005 Total € million**	2004 Property € million	2004 Technology and office equipment € million	2004 Total € million
Cost						
At 1 January	**64.7**	**32.6**	**97.3**	67.0	48.9	115.9
Additions	**3.6**	**2.1**	**5.7**	0.4	1.9	2.3
Disposals	**–**	**(0.3)**	**(0.3)**	(2.7)	(18.2)	(20.9)
At 31 December	**68.3**	**34.4**	**102.7**	64.7	32.6	97.3
Depreciation						
At 1 January	**54.2**	**29.5**	**83.7**	52.1	45.4	97.5
Charge	**4.6**	**2.4**	**7.0**	4.8	2.3	7.1
Disposals	**–**	**(0.3)**	**(0.3)**	(2.7)	(18.2)	(20.9)
At 31 December	**58.8**	**31.6**	**90.4**	54.2	29.5	83.7
Net book value at 31 December	**9.5**	**2.8**	**12.3**	10.5	3.1	13.6

17. Debts evidenced by certificates

The Bank's outstanding debts evidenced by certificates and related fair value hedging swaps are summarised below:

	Principal at nominal value € million	Fair value adjustment € million	Adjusted principal value € million	Currency swaps payable/ (receivable) € million	**Net currency obligations 2005 € million**	Net currency obligations 2004 € million
Australian dollars	939.7	230.8	1,170.5	(1,170.5)	**–**	–
Canadian dollars	36.8	7.8	44.6	(44.6)	**–**	–
Czech koruna	138.0	(42.9)	95.1	(95.1)	**–**	–
Euro	1,615.1	181.2	1,796.3	347.1	**2,143.4**	1,420.3
Gold bullion	138.7	0.9	139.6	(139.6)	**–**	–
Hungarian forints	81.1	7.7	88.8	(85.5)	**3.3**	4.6
Japanese yen	2,691.0	(40.8)	2,650.2	(2,364.7)	**285.5**	392.5
Mexican peso	67.4	2.7	70.1	(70.1)	**–**	–
New Taiwan dollars	453.1	(0.8)	452.3	(452.3)	**–**	–
New Turkish lira	31.4	(1.6)	29.8	(29.8)	**–**	–
New Zealand dollars	576.1	8.9	585.0	(585.0)	**–**	–
Polish zloty	14.0	(0.2)	13.8	(13.8)	**–**	45.9
Slovak koruna	16.1	7.2	23.3	(23.3)	**–**	–
South African rands	1,529.6	(201.1)	1,328.5	(1,328.5)	**–**	–
Sterling	2,607.5	693.8	3,301.3	(1,467.0)	**1,834.3**	1,712.1
Russian rouble	121.9	–	121.9	–	**121.9**	–
United States dollars	3,827.8	190.5	4,018.3	7,522.7	**11,541.0**	9,390.2
At 31 December	**14,885.3**	**1,044.1**	**15,929.4**	**–**	**15,929.4**	12,965.6

During the year the Bank redeemed €54.8 million of bonds and medium-term notes prior to maturity (2004: €358.0 million), generating a net gain of €1.3 million (2004: €24.9 million).

18. Other liabilities

	2005 € million	Restated 2004 € million
Fair value of derivatives	**356.6**	570.2
Treasury deals pending settlement	**858.2**	314.7
Interest payable	**144.2**	131.8
Other	**259.2**	253.3
At 31 December	**1,618.2**	1,270.0

19. Subscribed capital

	2005 Number of shares	**2005 Total € million**	2004 Number of shares	2004 Total € million
Authorised share capital	**2,000,000**	**20,000.0**	2,000,000	20,000.0
of which				
Subscriptions by members – initial capital	**991,975**	**9,919.8**	991,975	9,919.8
Subscriptions by members – capital increase	**986,975**	**9,869.7**	986,975	9,869.7
Subtotal – subscribed capital	**1,978,950**	**19,789.5**	1,978,950	19,789.5
Unallocated shares[1]	**6,050**	**60.5**	6,050	60.5
Authorised and issued share capital	**1,985,000**	**19,850.0**	1,985,000	19,850.0
Not yet subscribed	**15,000**	**150.0**	15,000	150.0
At 31 December	**2,000,000**	**20,000.0**	2,000,000	20,000.0

[1] Shares potentially available to new or existing members.

The Bank's capital stock is divided into paid-in shares and callable shares. Each share has a par value of €10,000. Payment for the paid-in shares subscribed to by members is made over a period of years determined in advance. Article 6.4 of the Agreement states that payment of the amount subscribed to the callable capital is subject to call by the Bank, taking account of Articles 17 and 42 of the Agreement, only as and when required by the Bank to meet its liabilities. Article 42.1 states that in the event of the termination of the Bank's operations, the liability of all members for all uncalled subscriptions to the capital stock will continue until all claims of creditors, including all contingent claims, have been discharged.

The Agreement allows for a member to withdraw from the Bank, in which case the Bank is required to repurchase the former member's shares. No member has ever withdrawn its membership, nor has any indicated to the Bank that it is intending to do so. The stability in the membership reflects the fact that the members are 60 states and two inter-governmental organisations, and that the purpose of the Bank is to foster the transition process in politically qualifying countries in central and eastern Europe. Moreover, there is a financial disincentive to withdrawing membership. The upper limit of the amount of the repurchase price of the former member's shares is the amount of its paid-in capital, yet a former member remains liable for its direct obligations and its contingent liabilities to the Bank for as long as any part of the loans, equity investments or guarantees contracted before it ceased to be a member are outstanding.

Were a member to withdraw from the Bank, the Bank would be able to impose conditions and set dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. If a payment was then made to a former member, the member would be required to repay, on demand, the amount by which the repurchase price would have been reduced if the losses for which the former member remained liable had been taken into account at the time of payment.

Under the Agreement, payment for the paid-in shares of the original capital stock subscribed to by members was made in five equal annual instalments. Of each instalment, up to 50 per cent was payable in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the subscribing member and payable to the Bank at par value upon demand. Under Resolution No. 59, payment for the paid-in shares subscribed to by members under the capital increase is to be made in eight equal annual instalments.

A member may pay up to 60 per cent of each instalment in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the member and payable to the Bank at par value upon demand. The Board of Directors agreed a policy of encashment in three equal annual instalments for promissory notes relating to initial capital, and five equal annual instalments for promissory notes relating to the capital increase.

A statement of capital subscriptions showing the amount of paid-in and callable shares subscribed to by each member, together with the amount of unallocated shares and votes, is set out in the following table. Under Article 29 of the Agreement, the voting rights of members that have failed to pay any part of the amounts due in respect of their capital subscription are proportionately reduced until payment is made.

Summary of paid-in capital receivable	2005 € million	2004 € million
Paid-in subscribed capital		
Cash and promissory note encashments not yet due	**289.7**	546.4
Cash and promissory notes due but not yet received	**24.4**	18.1
Promissory note encashments due but not yet received	**12.5**	3.2
Paid-in capital receivable at 31 December	**326.6**	567.7

Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments.

19. Subscribed capital (continued)

Statement of capital subscriptions At 31 December 2005	Total shares (number)	Resulting votes[1] (number)	Total capital € million	Callable capital € million	Paid-in capital € million
Members					
Albania	2,000	1,539	20.0	14.8	5.2
Armenia	1,000	743	10.0	7.4	2.6
Australia	20,000	20,000	200.0	147.5	52.5
Austria	45,600	45,600	456.0	336.3	119.7
Azerbaijan	2,000	1,141	20.0	14.8	5.2
Belarus	4,000	4,000	40.0	29.5	10.5
Belgium	45,600	45,600	456.0	336.3	119.7
Bosnia and Herzegovina	3,380	3,380	33.8	24.9	8.9
Bulgaria	15,800	15,800	158.0	116.5	41.5
Canada	68,000	68,000	680.0	501.5	178.5
Croatia	7,292	7,292	72.9	53.8	19.1
Cyprus	2,000	2,000	20.0	14.8	5.2
Czech Republic	17,066	17,066	170.7	125.8	44.9
Denmark	24,000	24,000	240.0	177.0	63.0
Egypt	2,000	1,750	20.0	14.8	5.2
Estonia	2,000	2,000	20.0	14.8	5.2
European Community	60,000	60,000	600.0	442.5	157.5
European Investment Bank	60,000	60,000	600.0	442.5	157.5
Finland	25,000	25,000	250.0	184.4	65.6
Former Yugoslav Republic of Macedonia	1,382	1,382	13.8	10.2	3.6
France	170,350	170,350	1,703.5	1,256.3	447.2
Georgia	2,000	367	20.0	14.8	5.2
Germany	170,350	170,350	1,703.5	1,256.3	447.2
Greece	13,000	13,000	130.0	95.8	34.2
Hungary	15,800	15,207	158.0	116.5	41.5
Iceland	2,000	2,000	20.0	14.8	5.2
Ireland	6,000	6,000	60.0	44.2	15.8
Israel	13,000	13,000	130.0	95.8	34.2
Italy	170,350	170,350	1,703.5	1,256.3	447.2
Japan	170,350	170,350	1,703.5	1,256.3	447.2
Kazakhstan	4,600	4,600	46.0	33.9	12.1
Korea, Republic of	20,000	20,000	200.0	147.5	52.5
Kyrgyz Republic	2,000	667	20.0	14.8	5.2
Latvia	2,000	2,000	20.0	14.8	5.2
Liechtenstein	400	400	4.0	2.9	1.1
Lithuania	2,000	2,000	20.0	14.8	5.2
Luxembourg	4,000	3,850	40.0	29.5	10.5
Malta	200	200	2.0	1.5	0.5
Mexico	3,000	3,000	30.0	21.0	9.0
Moldova	2,000	951	20.0	14.8	5.2
Mongolia	200	200	2.0	1.5	0.5
Morocco	1,000	1,000	10.0	7.0	3.0
Netherlands	49,600	49,600	496.0	365.8	130.2
New Zealand	1,000	1,000	10.0	7.0	3.0
Norway	25,000	25,000	250.0	184.4	65.6
Poland	25,600	25,600	256.0	188.8	67.2
Portugal	8,400	8,400	84.0	61.9	22.1
Romania	9,600	9,600	96.0	70.8	25.2
Russian Federation	80,000	77,000	800.0	590.0	210.0
Serbia and Montenegro	9,350	8,999	93.5	68.9	24.6
Slovak Republic	8,534	8,534	85.3	62.9	22.4
Slovenia	4,196	4,039	42.0	30.9	11.1
Spain	68,000	68,000	680.0	501.5	178.5
Sweden	45,600	45,600	456.0	336.3	119.7
Switzerland	45,600	45,600	456.0	336.3	119.7
Tajikistan	2,000	261	20.0	14.8	5.2
Turkey	23,000	23,000	230.0	169.6	60.4
Turkmenistan	200	139	2.0	1.5	0.5
Ukraine	16,000	13,520	160.0	118.0	42.0
United Kingdom	170,350	170,350	1,703.5	1,256.3	447.2
United States of America	200,000	199,645	2,000.0	1,475.0	525.0
Uzbekistan	4,200	4,147	42.0	30.9	11.1
Capital subscribed by members	**1,978,950**	**1,964,169**	**19,789.5**	**14,592.8**	**5,196.7**
Unallocated shares	6,050		60.5		
Authorised and issued share capital	**1,985,000**		**19,850.0**		

[1] Voting rights are restricted for non-payment of amounts due in respect of the member's obligations in relation to paid-in shares. Total votes before restrictions amount to 1,978,950 (2004: 1,978,950).

20. Reserves and retained earnings

	2005 € million	Restated 2004 € million
Revaluation reserve – available-for-sale assets		
At 1 January	**663.9**	291.6
Transitional restatement of opening balance for fair value of financial assets at fair value through profit or loss	**(84.8)**	13.5
At 1 January as restated	**579.1**	305.1
Transitional revaluation of opening balance for fair value of available-for-sale share investments	**329.8**	–
Transitional revaluation of opening balance for fair value of equity derivatives	**42.7**	–
At 1 January as revalued	**951.6**	305.1
Net gains from changes in fair value	**1,323.9**	523.4
Transfer to the income statement	**–**	(126.0)
Net gains transferred to net profit on disposal	**(171.8)**	(38.6)
At 31 December	**2,103.7**	663.9
Hedging reserve – cash flow hedges		
At 1 January	**(0.4)**	(9.7)
Gains from changes in fair value	**0.4**	9.3
At 31 December	**–**	(0.4)
Other		
At 1 January	**138.6**	119.1
Internal tax for the year	**4.3**	4.6
Transferred from retained earnings	**7.7**	14.9
At 31 December	**150.6**	138.6
Retained earnings		
At 1 January	**710.2**	425.7
Prior year restatement for changes in accounting policies	**–**	(77.9)
Reserve transfer for fair value movement of listed financial assets at fair value through profit or loss	**–**	(13.5)
At 1 January as restated	**710.2**	334.3
Qualifying fees and commissions from the prior year	**(13.9)**	(10.8)
Transferred to general reserve	**(7.7)**	(14.9)
Transferred to loan loss reserve	**(292.0)**	–
Net profit for the year	**1,525.6**	401.6
At 31 December	**1,922.2**	710.2
Total general reserve	**4,176.5**	1,512.3
Loan loss reserve		
At 1 January	**–**	–
Transferred from retained earnings	**292.0**	–
At 31 December	**292.0**	–
Special reserve		
At 1 January	**173.7**	162.9
Qualifying fees and commissions from the prior year	**13.9**	10.8
At 31 December	**187.6**	173.7
Total reserves and retained earnings	**4,656.1**	1,686.0

The **general reserve** includes the retention of internal tax paid in accordance with Article 53 of the Agreement Establishing the Bank. This requires that all Directors, Alternate Directors, officers and employees of the Bank be subject to an internal tax imposed by the Bank on salaries and emoluments paid by the Bank and which is retained for its benefit. The balance at the end of the year relating to internal tax is €57.0 million (2004: €52.7 million). The general reserve includes the effect of restating the Bank's paid-in capital receivable to a present value basis. Capital receivable and reserves will be accreted back to their future value by 2009 when the final capital instalment is due. The unwinding of the balance sheet reduction will be recognised in the income statement during this period and a transfer from retained earnings to general reserves processed to reflect this.

The **special reserve** is maintained, in accordance with the Agreement, for meeting certain defined losses of the Bank. The special reserve has been established, in accordance with the Bank's financial policies, by setting aside 100 per cent of qualifying fees and commissions received by the Bank associated with loans, guarantees and underwriting the sale of securities, until such time as the Board of Directors decides that the size of the special reserve is adequate. In accordance with the Agreement, €13.6 million (2004: €13.9 million) of qualifying fees and commissions recognised in the income statement will be appropriated in 2006 from the profit for 2005 and set aside to the special reserve.

In response to developments in the best practice application of incurred loss provision models on a portfolio basis, the Bank has revised its provisioning estimate for the 2005 financial year. The impact on the Bank's financial statements has been to reduce portfolio provisions for the impairment of loan investments by €186.0 million as at 31 December 2005. The Bank also created a **loan loss reserve** of €292.0 million, within members' equity, to set aside an amount of retained earnings equal to the difference between the impairment losses expected over the life of the loan portfolio and the amount recognised through the Bank's income statement.

Reserves and retained earnings	2005 € million	2004 € million
Special reserve	**187.6**	173.7
Loan loss reserve	**292.0**	–
Unrealised gains	**2,474.6**	776.0
Total restricted reserves	**2,954.2**	949.7
Unrestricted general reserves	**1,701.9**	736.3
At 31 December	**4,656.1**	1,686.0

The Bank's reserves are used in a number of prudential ratio calculations as well as in determining, in accordance with the Agreement Establishing the Bank, when distributions shall be made to its members. For the purposes of these calculations, the Bank uses unrestricted general reserves to reflect the conservative and prudent financial management practices of the Bank.

21. Operating lease commitments

The Bank leases its headquarters building in London and certain of its Resident Office buildings in countries of operations. These are standard operating leases and include renewal options, periodic escalation clauses and are mostly non-cancellable in the normal course of business without the Bank incurring substantial penalties. The most significant lease is that for the Bank's headquarters building. Rent payable under the terms of this lease is reviewed every five years and is based on market rates. The last review was concluded in March 2002 and was effective from 25 December 2001.

Minimum future lease payments under long-term non-cancellable operating leases and payments made under such leases during the year are shown below.

Payable	2005 € million	2004 € million
Not later than one year	**8.8**	1.7
Later than one year and not later than five years	**113.1**	85.1
Later than five years	**327.4**	348.9
At 31 December	**449.3**	435.7
Expenditure	**25.4**	25.5

The Bank has entered into sub-lease arrangements for one floor of its headquarters building and a portion of its Moscow Resident Office. The total minimum future lease payments expected to be received under these sub-leases and income received during the year are shown below.

Receivable	2005 € million	2004 € million
Not later than one year	**0.8**	3.1
Later than one year and not later than five years	**–**	0.8
At 31 December	**0.8**	3.9
Income	**2.7**	4.4

22. Staff retirement schemes

Defined benefit scheme

A qualified actuary performs a full actuarial valuation of the defined benefit scheme at least every three years using the projected unit method. For IAS 19 purposes this is rolled forward annually to 31 December. The most recent valuation date was 30 June 2005. The present value of the defined benefit obligation and current service cost was calculated using the projected unit credit method.

Amounts recognised in the balance sheet are as follows:

	2005 € million	2004 € million
Fair value of plan assets	**128.2**	101.4
Present value of the defined benefit obligation	**(122.1)**	(89.6)
	6.1	11.8
Unrecognised actuarial losses [1]	**19.0**	25.3
Prepayment at 31 December	**25.1**	37.1
Movement in the prepayment (included in "other assets"):		
At 1 January	**37.1**	36.2
Exchange differences	**1.4**	–
Contributions paid	**13.4**	12.8
Total expense as below	**(26.8)**	(11.9)
At 31 December	**25.1**	37.1

[1] These unrecognised actuarial losses represent the cumulative effect of the historical differences between the actuarial assumptions used in the production of these disclosures and the actual experience of the plan. The primary historical causes of the losses are a lower than expected investment return on plan assets, and a decline in the discount rate used to value the plan's liabilities.

The amounts recognised in the income statement are as follows:

	2005 € million	2004 € million
Current service cost	**(13.7)**	(12.5)
Interest cost	**(5.7)**	(4.8)
Prior service cost	**(13.6)**	–
Expected return on assets [1]	**7.6**	6.7
Amortisation of actuarial loss	**(1.4)**	(1.3)
Total included in staff costs	**(26.8)**	(11.9)

[1] The actual return on assets during the year was €21.6 million (2004: €10.3 million).

Principal actuarial assumptions used:

Discount rate	**4.75%**	5.30%
Expected return on plan assets	**6.50%**	7.00%
Future salary increases	**4.25%**	4.00%
Average remaining working life of employees	**15 years**	15 years

Actuarial gains and losses in excess of a corridor (10 per cent of the greater of assets or liabilities) are amortised over the remaining working life of employees.

Defined contribution scheme

The pension charge recognised under the defined contribution scheme was €13.2 million (2004: €6.1 million) and is included in "general administrative expenses".

23. Related parties

The Bank has no related parties other than key management personnel. Salaries and other short-term benefits paid to key management personnel in 2005 amounted to £5.6 million (2004: £5.2 million). Key management personnel do not receive post- employment benefits, other long-term benefits, termination benefits or share-based payments.

Key management personnel comprise the President and Vice Presidents, members of the Bank's Executive Committee, as well as Business Group Directors, Corporate Directors, the Treasurer, the Director of Risk Management, the Controller, the Director of Human Resources, the Head of Internal Audit and the Chief Compliance Officer.

24. Other fund agreements

In addition to the Bank's ordinary operations and the Special Funds programme, the Bank administers numerous bilateral and multilateral grant agreements to provide technical assistance and investment support in its countries of operations. These agreements focus primarily on project preparation, project implementation (including goods and works), advisory services and training. The resources provided by these fund agreements are held separately from the ordinary capital resources of the Bank and are subject to external audit.

At 31 December 2005, the Bank administered 116 technical cooperation fund agreements (2004: 105) amounting to an aggregate of €862.5 million (2004: €811.5 million). This includes €304.5 million for the Tacis and Phare programmes of the European Commission under the Bangkok and Investment Preparation Facilities. Of this pledged amount, funds received at 31 December 2005 totalled €817.6 million. The total uncommitted balance of the funds at 31 December 2005 was €96.0 million. In addition, the Bank administered 82 project-specific technical cooperation agreements totalling €53.1 million.

For the specific purpose of co-financing EBRD projects, the Bank also administered 17 investment cooperation fund agreements totalling €116.0 million, and two EU Pre-accession Preparation Funds totalling €34.8 million.

Following a proposal by the G-7 countries for a multilateral programme of action to improve safety in nuclear power plants in the countries of operations, the Nuclear Safety Account (NSA) was established by the Bank in March 1993. The NSA funds are in the form of grants and are used for funding immediate safety improvement measures. At 31 December 2005, 15 contributors had made pledges totalling €267.6 million, using the fixed exchange rates defined in the rules of the NSA.

At their Denver Summit in June 1997, the G-7 countries and the EU endorsed the setting up of the Chernobyl Shelter Fund (CSF). The CSF was established on 7 November 1997, when the rules of the CSF were approved by the Board. It became operational on 8 December 1997, when the required eight contributors had entered into contribution agreements with the Bank. The objective of the CSF is to assist Ukraine in transforming the existing Chernobyl sarcophagus into a safe and environmentally stable system. At 31 December 2005, 24 contributors had made pledges totalling €618.1 million using the fixed exchange rates defined in the rules of the CSF.

In 1999, in pursuit of their policy to accede to the EU, Lithuania, Bulgaria and the Slovak Republic gave firm commitments to close and decommission their nuclear power plant units with RBMK and VVER 440/230 reactors by certain dates. In response to this, the European Commission announced its intention to support the decommissioning of these reactors with substantial grants over a period of eight to ten years, and invited the Bank to administer three International Decommissioning Support Funds (IDSFs).

On 12 June 2000, the Bank's Board of Directors approved the rules of the Ignalina, Kozloduy and Bohunice IDSFs and the role of the Bank as their administrator. The funds will finance selective projects to help carry out the first phase of decommissioning the designated reactors. They will also finance measures to facilitate the necessary restructuring, upgrading and modernisation of the energy production, transmission and distribution sectors and improvements in energy efficiency which are a consequence of the closure decisions.

At 31 December 2005, 16 contributors had made pledges to the Ignalina IDSF totalling €422.5 million; 11 contributors had made pledges to the Kozloduy IDSF totalling €254.9 million; and nine contributors had made pledges to the Bohunice IDSF totalling €167.4 million, using the fixed exchange rates defined in the rules of the funds.

In 2001, the Nordic Investment Bank hosted a meeting with participants from Belgium, Finland, Sweden, the European Commission and international financial institutions with activities in the Northern Dimension Area (NDA). At this meeting, participants agreed to establish the Northern Dimension Environmental Partnership to strengthen and coordinate financing of important environmental projects with cross-border effects in the NDA. On 11 December 2001, the Bank's Board of Directors approved the rules of the Northern Dimension Environmental Partnership Support Fund and the role of the Bank as fund manager. At 31 December 2005, 11 contributors had made pledges totalling €225.3 million.

Audit fees payable to the Bank's auditors for the 2005 audits of the technical cooperation and nuclear safety funds totalled €313,000 (2004: €245,000). In addition, during 2005 the Bank's auditors, on a global basis, earned €0.2 million (2004: €0.6 million) in respect of due diligence and general business consultancy services funded by the technical cooperation funds. This represents 0.4 per cent of the total spend in 2005 (2004: 0.8 per cent) by the technical cooperation funds on services from consultancy providers in support of the Bank's investments in the countries of operations. These consultancy contracts are awarded in accordance with the Bank's standard procurement rules. Payments to the auditors for consulting and advisory services during the period of audit appointment are recorded on a cash basis and reflect payments to PricewaterhouseCoopers.

25. Post-balance sheet events

There have been no material post-balance sheet events that would require disclosure or adjustment to these financial statements. On 7 March 2006, the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be submitted for approval to the Annual Meeting of Governors to be held on 21 May 2006.

Summary of Special Funds

Special Funds are established in accordance with Article 18 of the Agreement Establishing the Bank and are administered under the terms of rules and regulations approved by the Bank's Board of Directors. At 31 December 2005, the Bank administered 12 Special Funds: nine Investment Special Funds and three Technical Cooperation Special Funds. Extracts from the financial statements of the Special Funds are summarised in the following tables, together with a summary of contributions pledged by donor country. Financial statements for each Special Fund have been separately audited. The audited financial statements are available on application to the Bank. Audit fees payable to the Bank's auditors for the 2005 audit of the Special Funds totalled €74,000 (2004: €70,000).

The objectives of the Special Funds are as follows:

- Baltic Investment Special Fund and the Baltic Technical Assistance Special Fund
  To promote private sector development through support for small and medium-sized enterprises in Estonia, Latvia and Lithuania.
- Russia Small Business Investment Special Fund and the Russia Small Business Technical Cooperation Special Fund
  To assist the development of small businesses in the private sector in the Russian Federation.
- Financial Intermediary Investment Special Fund
  To support financial intermediaries in the countries of operations of the Bank.
- Italian Investment Special Fund
  To assist the modernisation, restructuring, expansion and development of small and medium-sized enterprises in certain countries of operations of the Bank.
- SME Finance Facility Special Fund
  To alleviate the financing problems of small and medium-sized enterprises in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.
- Balkan Region Special Fund
  To assist the reconstruction of Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Former Yugoslav Republic of Macedonia, Romania and Serbia and Montenegro.
- EBRD Technical Cooperation Special Fund
  To serve as a facility for financing technical cooperation projects in countries of operations of the Bank.
- EBRD SME Special Fund
  To assist the development of small and medium-sized enterprises in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Former Yugoslav Republic of Macedonia, Romania and Serbia and Montenegro.
- Central Asia Risk Sharing Special Fund
  To provide a risk-sharing facility for SME credit lines, micro finance programmes, the Direct Investment Facility and the Trade Facilitation Programme in the Kyrgyz Republic, Tajikistan, Turkmenistan and Uzbekistan.
- Municipal Finance Facility Special Fund
  To alleviate the financing problems of municipalities and their utility companies for small infrastructure investments in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.
- Accounting convention – Investment Special Funds
  The financial statements for the Investment Special Funds have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified for the revaluation of share investments.
- Accounting convention – Technical Cooperation Special Funds
  The financial statements for the Technical Cooperation Special Funds have been prepared under the historical cost convention. Contributions and disbursements are accounted for on a cash basis. Interest income and operating expenses are accounted for on an accruals basis.

Investment Special Funds

Extract from the income statement for the year ended **31 December 2005**	**Baltic Investment Special Fund € 000**	**Russia Small Business Investment Special Fund € 000**
Operating profit/(loss) before provisions	1,839	16,628
Release/(charge) for provisions for impairment of loans and guarantees	12	(1,955)
Profit/(loss) for the year	**1,851**	**14,673**

Extract from the balance sheet at 31 December 2005		
Loans	–	31,443
Provisions for impairment	–	(4,450)
	–	26,993
Share investments at fair value through profit or loss	371	–
Available-for-sale share investments	5,415	767
	5,786	767
Placements and other assets	37,382	28,482
Contributions receivable	–	–
Total assets	**43,168**	**56,242**
Other liabilities and provisions for impairment and payments under guarantees	7	16,013
Contributions	41,500	59,351
Reserves and retained earnings	1,661	(19,122)
Total liabilities and contributors' resources	**43,168**	**56,242**
Undrawn commitments and guarantees	4,158	47,986

Technical Cooperation Special Funds

Extract from the statement of movement in fund balance **and balance sheet for the year ended 31 December 2005**	**Baltic Technical Assistance Special Fund € 000**
Balance of fund brought forward	1,598
Interest and other income	23
Disbursements	(252)
Other operating expenses	(4)
Balance of fund available	**1,365**
Cumulative commitments approved	23,564
Cumulative disbursements	(22,958)
Allocated fund balance	606
Unallocated fund balance	759
Balance of fund available	**1,365**

Special Fund contributions pledged by donor country

	Baltic Investment Special Fund € 000	**Russia Small Business Investment Special Fund € 000**	**Financial Intermediary Investment Special Fund € 000**	**Italian Investment Special Fund € 000**	**SME Finance Facility Special Fund € 000**
Austria	–	–	–	–	–
Canada	–	2,707	–	–	–
Denmark	8,940	–	–	–	–
European Community	–	–	–	–	173,000
Finland	8,629	–	–	–	–
France	–	7,686	–	–	–
Germany	–	9,843	–	–	–
Iceland	427	–	–	–	–
Italy	–	8,401	–	21,915	–
Japan	–	21,162	–	–	–
Netherlands	–	–	9,500	–	–
Norway	7,732	–	–	–	–
Sweden	15,772	–	–	–	–
Switzerland	–	2,360	–	–	–
Taipei China	–	–	20,059	–	–
United Kingdom	–	–	–	–	–
United States of America	–	7,192	1,716	–	–
Total at 31 December 2005	**41,500**	**59,351**	**31,275**	**21,915**	**173,000**

Financial Intermediary Investment *Special Fund* € 000	Italian Investment *Special Fund* € 000	SME Finance Facility *Special Fund* € 000	Balkan Region *Special Fund* € 000	EBRD SME *Special Fund* € 000	Central Asia Risk Sharing *Special Fund* € 000	Municipal Finance Facility *Special Fund* € 000	Aggregated Investment *Special Funds* € 000
1,670	2,257	(18,550)	(388)	(1,226)	821	(230)	2,821
(705)	158	–	–	311	(2,550)	–	(4,729)
965	**2,415**	**(18,550)**	**(388)**	**(915)**	**(1,729)**	**(230)**	**(1,908)**

8,645	4,510	–	–	7,137	–	–	51,735
(1,573)	(1,372)	–	–	(619)	–	–	(8,014)
7,072	3,138	–	–	6,518	–	–	43,721
–	733	1,392	–	–	–	–	2,496
540	–	2,253	–	–	–	–	8,975
540	733	3,645	–	–	–	–	11,471
17,894	19,562	29,462	8,730	3,788	9,866	14,045	169,211
–	–	67,000	–	2,059	–	16,000	85,059
25,506	**23,433**	**100,107**	**8,730**	**12,365**	**9,866**	**30,045**	**309,462**
340	1,801	3,531	295	3,219	3,505	242	28,953
26,203	21,915	173,000	10,997	37,490	9,443	30,000	409,899
(1,037)	(283)	(76,424)	(2,562)	(28,344)	(3,082)	(197)	(129,390)
25,506	**23,433**	**100,107**	**8,730**	**12,365**	**9,866**	**30,045**	**309,462**
7,388	1,615	35,074	6,751	5,248	3,259	7,783	119,262

Russia Small Business Technical Cooperation *Special Fund* € 000	EBRD Technical Cooperation *Special Fund* € 000	Aggregated Technical Cooperation *Special Funds* € 000
8,357	80	10,035
1,678	1	1,702
(2,274)	(45)	(2,571)
(4)	(1)	(9)
7,757	**35**	**9,157**
72,038	1,076	96,678
(67,518)	(1,052)	(91,528)
4,520	24	5,150
3,237	11	4,007
7,757	**35**	**9,157**

Balkan Region Special Fund € 000	EBRD SME Special Fund € 000	Central Asia Risk Sharing Special Fund € 000	Municipal Finance Facility Special Fund € 000	Baltic Technical Assistance Special Fund € 000	Russia Small Business Technical Cooperation Special Fund € 000	EBRD Technical Cooperation Special Fund € 000	Aggregated Special Funds € 000
276	–	–	–	–	–	–	276
1,472	–	–	–	–	4,309	–	8,488
750	–	–	–	1,450	–	–	11,140
–	–	–	30,000	–	–	–	203,000
–	–	–	–	1,411	–	–	10,040
–	–	–	–	–	4,980	–	12,666
58	–	2,389	–	–	3,025	–	15,315
–	–	–	–	69	–	–	496
–	–	–	–	–	1,360	–	31,676
–	–	–	–	–	3,295	–	24,457
1,160	–	–	–	–	–	–	10,660
1,568	–	–	–	1,256	–	–	10,556
–	–	–	–	2,564	–	–	18,336
4,218	–	7,054	–	–	1,244	–	14,876
1,495	–	–	–	–	–	–	21,554
–	–	–	–	–	12,824	247	13,071
–	37,490	–	–	–	29,695	–	76,093
10,997	**37,490**	**9,443**	**30,000**	**6,750**	**60,732**	**247**	**482,700**

Management's responsibility

Management's report regarding the effectiveness of internal controls over external financial reporting

The management of the European Bank for Reconstruction and Development ("the Bank") is responsible for the preparation, integrity and fair presentation of its published financial statements and all other information presented in this Financial Report. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and in accordance with the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

The financial statements have been audited by an independent accounting firm, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with IFRS. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny and testing by management and internal audit, and are revised as considered necessary, support the integrity and reliability of the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention of overriding controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Bank's Board of Directors has appointed an Audit Committee, which assists the Board in its responsibility to ensure the soundness of the Bank's accounting practices and the effective implementation of the internal controls that management has established relating to finance and accounting matters. The Audit Committee is comprised entirely of members of the Board of Directors. A member of the Audit Committee joins, as an observer, the panel assembled for the selection of the Bank's external auditors. The Audit Committee meets periodically with management in order to review and monitor the financial, accounting and auditing procedures of the Bank and related financial reports. The external auditors and the internal auditors regularly meet with the Audit Committee, with and without other members of management being present, to discuss the adequacy of internal controls over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Bank has assessed its internal controls over external financial reporting for 2005. Management's assessment includes the Special Funds and other fund agreements referred to in pages 53-55 of the Financial Report, and the pension plans. However, the nature of the assessment is restricted to the controls over the reporting and disclosure of these funds, rather than the operational, accounting and administration controls in place for each fund.

The Bank's assessment was based on the criteria for effective internal control over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon this assessment, management asserts that, at 31 December 2005, the Bank maintained effective internal controls over its financial reporting as contained in the Financial Report for 2005.

The Bank's external auditors have provided an audit opinion on the fairness of the financial statements presented within the Financial Report. In addition, they have issued an attestation report on management's assessment of the Bank's internal control over financial reporting, as set out on page 57.

Jean Lemierre
President

Steven Kaempfer
Vice President, Finance

European Bank for Reconstruction and Development
London

7 March 2006

Report of the independent auditors

To the Governors of the European Bank for Reconstruction and Development

We have audited management's assessment that the European Bank for Reconstruction and Development ("the Bank") maintained effective internal controls over financial reporting as contained in the Bank's Financial Report for 2005, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission. Management is responsible for maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assertion over the effectiveness of the Bank's internal control over financial reporting based on our review.

We conducted our review in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (revised). Our review included obtaining an understanding of internal control over financial reporting, evaluating the management's assessment and performing such other procedures as we considered necessary in the circumstances. We believe that our work provides a reasonable basis for our opinion.

A bank's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A bank's internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with the authorisations of management of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management's assertion that the Bank maintained effective internal control over financial reporting, as contained in the Bank's Financial Report for 2005, is fairly stated, in all material respects, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission.

We have also audited, in accordance with International Standards on Auditing, the financial statements of the Bank and, in our report dated 7 March 2006, we have expressed an unqualified opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
London

7 March 2006

Independent auditors' report to the Governors of the European Bank for Reconstruction and Development

We have audited the financial statements of the European Bank for Reconstruction and Development ("the Bank") for the year ended 31 December 2005 which comprise the income statement, the balance sheet, the statement of changes in members' equity, the statement of cash flows, the accounting policies, the risk management policies and the notes to the financial statements ("financial statements"). These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of the President and auditors

The President is responsible for preparing the financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, and in accordance with the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

Our responsibility is to audit the financial statements in accordance with the International Standards on Auditing. This report, including the opinion, has been prepared for, and only for, the Board of Governors as a body in accordance with Article 24 of the Agreement Establishing the Bank dated 29 May 1990, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements are presented fairly in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. We also report to you if, in our opinion, the financial results section of the Financial Report is not consistent with the financial statements, if the Bank has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Financial Report and consider whether it is consistent with the financial statements. The other information comprises only the highlights, financial results and Summary of Special Funds. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with the International Standards on Auditing issued by the International Auditing and Assurance Standards Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by management in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements present fairly, in all material respects, the financial position of the Bank at 31 December 2005 and its profit for the year then ended and have been properly prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

7 March 2006

Published by the
European Bank for Reconstruction and Development

Edited by the Publishing Unit, Communications Department.
French, German and Russian language versions translated by the Translation Unit.
Designed and produced by the Design Unit.

Printed in England by Stabur Graphics, using environmental waste and paper recycling programmes.

Cover and interior printed on PhoeniXmotion Xenon that is acid free and Totally Chlorine Free (TCF).
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ref: **6601**

Cover photography

Arnhel de Serra	Niki Furniture, Bulgaria (top left)
Simon Crofts	Gostomel Glass, Ukraine (top right)
Mike Ellis	Good Food, Russia (middle)
Simon Crofts	M5 motorway, Hungary (middle right)
Vladimir Pirogov	K-Mobile, Kazakhstan (bottom left)

European Bank for Reconstruction and Development
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United Kingdom

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Annual report 2005
Annual review







European Bank
for Reconstruction and Development

The European Bank for Reconstruction and Development invests in the businesses and banks that form the core of strong market economies in 27 countries from central Europe to central Asia. Our capital is provided by 60 governments and two international institutions.

The EBRD invests in virtually every kind of enterprise and financial institution, mainly in the form of loans and equity. Investments are designed to advance the transition to market economies and to set the highest standards of corporate governance. We do not finance projects that can be funded on equivalent terms by the private sector. In support of our investment activities, the EBRD conducts policy dialogue with governments to develop the rule of law and democracy.

Transmittal letter to Governors

London, 7 March 2006

In accordance with Article 35 of the Agreement Establishing the Bank and Section 11 of its By-Laws, the enclosed Annual Report of the Bank for 2005 is submitted by the Board of Directors to the Board of Governors.

The Annual Report includes the approved and audited financial statements required to be submitted under Article 27 of the Agreement and Section 13 of the By-Laws. It also contains a separate statement on the Special Funds resources, in accordance with Article 10 of the Agreement Establishing the Bank, and covers the environmental impact of the Bank's operations, as required under Article 35 of the Agreement.

President
Jean Lemierre

Director	Alternate Director
Terence Brown	Patrick Walsh
Scott Clark	David Plunkett
Jos de Vries	Hans Sprokkreeff
Sven Hegelund	Tomas Danestad
Ib Katznelson	Desmond O'Malley
Elena Kotova	–
Vassili Lelakis	Carole Garnier
Kalin Mitrev	Tadeusz Syryjczyk
Kazuya Murakami	Hiroyuki Kubota
Michael Neumayr	Hedva Ber
Igor Očka	László Andor
Igor Podoliev	Virginia Gheorghiu
Enzo Quattrociocche	Ugo Astuto
Gonzalo Ramos	León Herrera
Kaarina Rautala	Tor Hernæs
Simon Ray	Jonathan Ockenden
Peter Reith	Byung-Il Kim
Manuel Sager	Turan Öz
Gerd Saupe	Peer Stanchina
Jean-Louis Six	Irena Sodin
Mark Sullivan	–
Stefanos Vavalidis	Jose Veiga de Macedo
Vacant	Olivier Rousseau

Contents

The EBRD's Annual Report 2005 comprises two separate companion volumes: the Annual Review and the Financial Report, which includes the financial statements and the financial results commentary. Both volumes are published in English, French, German and Russian. Copies are available free of charge from the EBRD's Publications Desk (see back cover).

The CD-ROM accompanying this publication contains the complete Annual Review (in a fully searchable format), the Financial Report and a complete list of all projects signed by the Bank since 1991.

2005 in numbers

€4.3 billion
invested in 151 projects, the EBRD's highest level of investment

€2.2 billion
disbursed in 2005

EBRD investments 2001-05*

€ billion



5.0
4.0
3.0
2.0
1.0
0
3.7
3.9
3.7
4.1
4.3
01
02
03
04
05

* "Investments" signify EBRD financing committed under signed agreements.

Gross annual disbursements 2001-05*

€ billion



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
2.4
2.4
2.1
3.4
2.2
01
02
03
04
05

* Disbursement levels for 2005 are explained on page 13.

€2.46 billion
invested in early and intermediate transition countries[1]

€1.11 billion
in Russia

€0.70 billion
in advanced transition countries[2]

EBRD investments by stage of transition



	2004	2005
Advanced countries	23%	**16%**
Early/intermediate countries	47%	**58%**
Russia	30%	**26%**

EBRD investments by region



	2004	2005
Central Europe and the Baltic states	23%	**16%**
South-eastern Europe	25%	**28%**
Western CIS and the Caucasus	14%	**22%**
Russia	30%	**26%**
Central Asia	8%	**8%**

[1] Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Serbia and Montenegro, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.

[2] Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic, Slovenia.

Over one-third
of investment devoted to financial institutions to support local enterprises

One-fifth
of investment supported infrastructure developments, including municipal and transport projects

€205 million
devoted to financing energy efficiency upgrades across all sectors



Financial institutions
Bank equity
197.3
94.6
Bank lending¹
858.9
796.7
Equity funds
185.5
284.4
Non-bank financial institutions
173.9
196.1
Small business finance²
71.8
55.7
Infrastructure
Municipal infrastructure
96.2
290.0
Transport
405.5
668.0
Energy
Energy efficiency³
60.8
16.0
Natural resources
439.6
196.2
Power and energy
271.6
528.4



Manufacturing
Manufacturing
489.8
384.2
Other sectors
Agribusiness
409.1
480.7
Property and tourism
210.3
163.5
Telecommunications
262.8
123.0
Figures in € million
2004
2005

[1] A total of €199 million of bank lending was devoted to small and medium-sized businesses in 2005.

[2] Small business finance comprises investments in microfinance banks and microfinance programmes, such as the Russia Small Business Fund and the US/EBRD SME Finance Facility.

[3] Energy efficiency only refers to investments with specialised energy efficiency firms, such as energy service companies. The energy efficiency components within all EBRD projects signed in 2005 totalled €205 million compared with €201 million in 2004.

Annual investments 2001-05

	2005	2004	2003	2002	2001	Cumulative 1991-2005
Number of projects	**151**	129	119	102	102	1,301
EBRD financing (€ million)	**4,277**	4,133	3,721	3,899	3,656	30,313
Resources mobilised (€ million)	**6,221**	8,799	5,307	4,862	6,212	64,095
Total project value (€ million)	10,499	12,932	9,028	8,761	9,868	94,408

Financial results 2001-05

(€ million)	**2005**	2004[1]	2003[1]	2002[1]	2001[1]
Operating income [1]	**1,543.9**	658.6	538.1	330.7	379.5
Expenses and depreciation [1]	**(218.9)**	(189.8)	(198.6)	(218.5)	(206.7)
Operating profit before provisions	**1,325.0**	468.8	339.5	112.2	172.8
Provisions for impairment of loans and guarantees	**200.6**	(67.2)	(11.3)	(45.5)	(15.6)
Net profit for the year	1,525.6	401.6	328.2	66.7	157.2
Reserves and retained earnings	**4,656.1**	1,686.0	911.7	619.7	488.7
Provisions for impairment of loans and guarantees (cumulative)	**351.6**	539.5	505.4	570.3	617.5
Total reserves and provisions	5,007.7	2,225.5	1,417.1	1,190.0	1,106.2

[1] Amendments to and interpretations of the International Financial Reporting Standards in 2005 have resulted in a number of changes to the Bank's accounting policies as explained in the "accounting policies" section of the financial statements. The figures from previous years have been restated to conform to the new accounting policies.

President's message



Progress in a region that was once in the grip of central planning has put the EBRD at a historic juncture as it promotes transition to democracy and market economies.

After 15 years of transition, the model of investing to encourage robust private sector development in a context of democratic practice works well. Now the challenge for the EBRD is to be innovative in constantly adapting the model to new realities in each of the 27 countries where we operate.

In some countries – in south-eastern Europe, the Caucasus and Central Asia – the approaches that were first tested in 1991 are still having an important impact on transition. These basic tools of loans and equity investments in infrastructure, banking and businesses have been combined with specialised tools (for example, instruments to promote trade) and new approaches, such as streamlining smaller transactions and promoting investments in the poorest countries. The result is that the Bank's sharpest growth in activity in 2005 was in these countries.

In Russia, where the EBRD invested more than one-quarter of its business volume in 2005, the challenge is to meet the needs of a country rich in natural resources that is aiming to achieve widespread, sustainable development of the economy beyond the petroleum sector in the country's major cities as well as in remote regions. Foreign investment is needed to build a solid private sector, and private enterprise will be key to providing essential services, such as reliable heating, water and public transport. Reform accompanied by fair and predictable rules will help attract investors.

A different approach will be needed in central Europe. In these countries, transition got under way early and was accelerated both by the lure of membership of the European Union and an entrepreneurial culture that pre-dated the era of central planning. The needs for EBRD investment have become more closely linked to particular parts of the economy, such as helping middle-sized businesses to expand by using equity investments and diversifying the products that the banking sector can offer.

Just how to address the quite different needs of each country has been the subject of deep reflection by the Bank's management and its Board of Directors as we have worked together for much of the past year to prepare the medium-

term strategy – contained in the Capital Resources Review – that will guide the EBRD's work over the next five years.

The consensus is that the Bank will look rather different five years from now than it has over the past 15 years. The market test will certainly mean that some countries will be sufficiently attractive to capital markets to need no further EBRD investment. Graduation of some countries from EBRD operations will mark the success of transition. Even as we envisage a day when some countries will stop needing EBRD financing, Mongolia is due to become a country of operations in 2006.

Beyond geographical changes, the EBRD has constantly developed new approaches and innovated to meet particular needs.

The Early Transition Countries Initiative is a good example of how the Bank adapted to the especially onerous task of attracting investment to the poorest countries of the region. In 2005 we doubled the projects under the initiative – a programme that aims to spur investment in difficult investment environments. This is achieved by taking more risk on the Bank's books, devoting extra resources to smaller and riskier transactions, and using donor funding to help prepare projects or make investment more feasible – for example, by supporting legal reform.

A similar donor fund has now been launched for the Western Balkans to restore war-ravaged energy infrastructure and to build up the financial industries that, in turn, support the real economy. The EBRD-donor partnership has proven a valuable accelerator for development of the market economy in some of the neediest EBRD countries.

New priorities evolve as the region and the world evolve. Certainly one emerging priority, recognised by the G8 at its 2005 summit, is addressing the legacy of energy waste. Rising oil prices, questions about security of supply and the threat of climate change are powerful reasons for every country in the region – resource-rich and energy-importing countries alike – to address the terrible loss of energy through inefficiency.

As energy efficiency becomes ever more important to the economic competitiveness of the region, the EBRD is launching an initiative to scale up its investments to address inefficiency and to limit climate change. Building on its experience in energy audits, energy efficiency upgrades in factories and utilities and credit lines to improve energy efficiency in smaller businesses and housing, the EBRD is taking a lead in helping its countries of operations to save energy both for economic reasons and to limit global warming.

In many other ways the EBRD has adapted to changing opportunities and needs. The Bank launched its first rouble bond in 2005, setting a benchmark in the Russian capital markets and making it possible for the EBRD to make loans in local currency so that municipalities, electricity utilities and small businesses do not have to bear exchange risk. Local currency lending will follow for other countries.

The EBRD will not only shift to include new products and perhaps new sectors, it will continue to build on its reputation for consultation and dialogue with affected people and non-governmental organisations on the Bank's policies and to offer viewpoints and expertise on complex projects, especially those that may affect the environment. That dialogue was, in part, responsible last year for the EBRD supporting implementation of the Extractive Industries Transparency Initiative to promote accountable revenue management in resource-rich countries.

The structure of the Bank has changed too, to reflect greater need for staff based close to its clients. The trend of reallocating positions from London headquarters to countries of operations will continue, with more staff outside the capitals of Russia and Ukraine, more sector specialists in Resident Offices and closure of some offices in the most advanced countries. We will build on the quality and volume of operations in 2005, and the high profits of 2005 will allow the Bank to take on more risk in pioneering projects in difficult environments over the coming years.

There will be other new approaches to banking, new priorities and a focus that will certainly continue to shift from the basic structures of establishing a market economy to ensuring that the economy provides people with prosperity and sustainable development. As we end a decade and a half of working for transition, we will continue to monitor what progress entrepreneurs see in the tackling of corruption, the fair application of regulations and laws, and the ability to do good business freely and transparently. We will now also start to monitor how well transition has improved the lives of people in the region and if they perceive gaps where transition has not lived up to expectations.

Through monitoring, dialogue and especially through operations with clients and investors, the EBRD will keep a constant watch on the particular approach to transition in each country and the most relevant ways for the Bank to support progress.

Jean Lemierre
President





Overview



As it entered its fifteenth year of operations, the EBRD took stock of progress across the region and began the development of a new business model to adapt to new market conditions and to focus on the areas of greatest need. The Bank supported reform efforts, invested in businesses of all sizes and assisted the region in developing sustainable market economies.

‹ Small businesses, such as Bulgarian furniture company Niki, have used EBRD loans to expand their production and boost sales.



Through investment and regular dialogue with governments, the EBRD supports economic and democratic reform. The Bank worked closely with national and local authorities in 2005 to develop sound legal frameworks, to improve corporate governance and to encourage progress in democratic reform.

Reform

A record level of EBRD investment in 2005 reflected important progress across the EBRD region. There was strong growth in central Europe and the Baltic states, with continuing integration of the eight countries that are now part of the European Union. For oil-rich countries further east, rising oil prices put a new priority on the use of revenues to foster further reform while in the energy-consuming countries the need to promote careful economic reform and energy efficiency became ever more important.

In 2005 Croatia began formal negotiations on EU membership while the Former Yugoslav Republic of Macedonia achieved EU candidate status, confirming both countries' progress in embracing economic reform. Elsewhere in the Western Balkans, Serbia and Montenegro and Bosnia and Herzegovina launched the long process that could eventually lead to membership of the European Union. Both Bulgaria and Romania are on course for EU membership in 2007.

In Russia, foreign direct investment reached a record high in the first half of 2005 but there were concerns about new forms of state intervention in the economy, selective regulation and the state's level of commitment to democratic processes. In other countries of the former Soviet Union, the picture was mixed. Ukraine introduced some economic reforms – including undertaking privatisations that undid earlier unfair processes – despite a difficult political context. Moldova adopted a stronger commitment to democratic and market reform and global integration. In Uzbekistan, on the other hand, there were further reversals of democracy.

To encourage democratic reform, the EBRD continued to review progress in each country of operations and to assess democratic practices. In the Bank's published strategy for each country, we updated our assessment of the country's compliance with Article 1 of the Bank's Founding Agreement, which commits countries to promote democracy and a market economy.

In adopting a new strategy for Uzbekistan in July 2005, the EBRD expressed concerns that the country's progress towards implementing Article 1 continued to be slow and characterised by setbacks. No improvement has been made in Uzbekistan's political environment and prospects for political liberalisation remain remote. Limited progress has been achieved since the previous strategy in terms of economic reform. A particular cause of serious concern for the Bank was the state's indiscriminate and disproportionate use of force against civilians in April 2005 in the city of Andijan. The incident provoked widespread condemnation internationally.

Because of its concerns about Uzbekistan, the EBRD has restricted its investments since July 2005 to private sector activities although existing public sector commitments will still be implemented. Similar restrictions apply to Belarus and Turkmenistan due to their lack of progress towards implementing Article 1. In both countries the EBRD continues to seek ways of improving the investment climate and supporting reform efforts.

Combating money laundering is a key to improving the investment climate. In 2005 the EBRD launched an ambitious programme to raise awareness of this issue across the region, starting with two pilot training courses.





Serbian law reform boosts small business

"Back in Tito's day, when Serbia was part of socialist Yugoslavia, credit was considered half-way a gift. Debtors were protected above all and nobody had sympathy with lenders," says Professor Miodrag Orlić, a Supreme Court judge in Yugoslav times.

Striking the balance between debtors' and creditors' rights is a delicate act. With technical support from the EBRD, Professor Orlić and other Serbian economic and legal reformers have transformed the system of securing loans through assets pledged as collateral. The new "registered pledge" law protects both trusting bankers from welching clients and down-on-their-luck borrowers from rapacious creditors.

"It's made a huge difference. We can authorise loans much more quickly than before, with more certainty that the debt is secured by adequate collateral," says Vladan Radikić, a lawyer with Serbia's ProCredit Bank.

To ensure that the new law was tailor-made to Serbia's needs, the EBRD's legal experts studied the country's existing legislation and suggested ways of adapting and improving it while still respecting Serbia's legal traditions. The Bank's efforts were funded by the United Kingdom and by the multi-donor Balkan Region Special Fund, which is supported by Canada, Denmark and Taipei China.

The new law incorporates features that were unthinkable before. Enforcement can, if agreed by the parties, take place outside the judicial process, making it quicker and cheaper. Lenders can accept a wider variety of assets as security, and pledges are recorded in an online database. When borrowers default, lenders can seize the assets straightaway to avoid losing them.

The legislation has been backed up by a new pledge register established in 2005, where lenders can file the pledges made to them and verify that the collateral has not been pledged to someone else as well. The reform has already made a big difference to the ability of banks to lend to small businesses, the engines of economic development and job creation.

ProCredit Bank endorses the new system: "Before, we had to go before a judge so the borrower could pledge the collateral; this whole process took two weeks. The new register is online and we can see all the information we need about a pledged asset on our computers instantly. It's all very quick. We can lend with confidence the same day that the pledge is registered online."

The first was aimed at banks in the Western Balkans and countries further east where systems to combat money laundering have been established but largely untested. Three pilot seminars were undertaken in Bosnia and Herzegovina, FYR Macedonia and Kazakhstan. The second pilot was targeted at countries in Central Asia that do not yet have an effective anti money-laundering system in place. For this group, the course consisted of working with the relevant regulator to develop an action plan and providing training for banks and regulators to increase awareness of best practice.

Building on these pilot courses, the EBRD visited 16 countries from January to April to gather detailed information on how each country addresses money-laundering issues. These fact-finding visits allowed the Bank to consider the training needs of each country and to develop a programme with the support of the European Union and the Swiss government.

A series of workshops began in May 2005 and were completed by the end of November. Each seminar was conducted over two days and targeted 20 to 30 people from financial institutions and relevant regulators, such as national central banks and government ministries. The seminars provided an overview of money-laundering risks and provided guidance to banks on how to recognise suspicious transactions and to create effective reporting systems. So far, 210 bankers from 177 institutions in ten countries have been trained on the programme.

Because a strong legal framework is often the first step towards creating a sound market economy, the EBRD stepped up its legal assistance programme in 2005 with a renewed focus on the poorest countries where the Bank operates. With the help of donor funding, we completed work on two important legal reforms in these countries, with the entry into force of a new leasing law in Moldova and the adoption of new legal provisions on secured transactions in Georgia.

The EBRD has worked on leasing law because access to finance for major equipment purchases remains difficult for many small enterprises and leasing is of vital importance. Other areas to benefit from the Bank's assistance in 2005 included mortgage legislation, insolvency law, rural access to telecommunications and investor protection in Georgia, Moldova and the Kyrgyz Republic. The EBRD also witnessed the results of groundbreaking work that it has undertaken in Serbia on a law that allows small businesses to secure loans through the use of collateral (see box).

The EBRD strengthened its commitment to improving the quality of local judiciary. In particular, the Bank launched a programme in 2005 to develop judicial skills in the Kyrgyz Republic. An action plan – prepared by the EBRD in cooperation with the International Development Law Organization and endorsed by the Kyrgyz government – includes training all Kyrgyz judges who deal with commercial matters, strengthening the judicial training centre and creating a law library.

The EBRD continued to develop legal frameworks for public-private partnerships in the countries where we operate. We also undertook a survey on the effectiveness of corporate governance across the region, examining in particular the protection of minority shareholders. The results were published in the EBRD's Transition Report 2005 along with recommendations as to how the legal framework could be improved.

Mongolia moved closer to becoming a new country of operations as most of the EBRD's shareholders finished the acceptance processes requiring each existing shareholder to ratify the new admission. The donor-funded Mongolia Cooperation Fund has assisted Mongolia's progress towards operational status.

The EBRD stepped up its legal assistance programme in 2005, with a renewed focus on the poorest countries.

EBRD investment in enterprises both large and small brings benefits to all sections of society, from entrepreneurs running the businesses to customers benefiting from improved services. In 2005 the EBRD financed projects totalling €4.3 billion, our highest level of investment. Our focus on the poorest countries led us to finance many smaller projects aimed at helping the least well-off.

Business growth

The EBRD signed a record number of new projects in 2005 – 151 compared with 129 the previous year – and exceeded the Bank's target for business volume, reaching a total of €4.3 billion. We continued with the trend of signing projects of all sizes but we particularly increased the number of smaller projects, in line with the region's needs, especially in less developed markets.

The EBRD's investments reflect the strategy of moving further south and east. Some 58 per cent of the Bank's business volume in 2005 was invested in the early and intermediate transition countries of south-eastern Europe, the Caucasus, Central Asia and the western extremity of the former Soviet Union. Russia attracted 26 per cent of EBRD investment while 16 per cent of business volume was devoted to the advanced transition countries of central Europe. Since 2003, our annual investment in central Europe has declined from €1.2 billion to its current level of €700 million, reflecting a diminishing need for EBRD assistance in this area as other sources of finance become available.

The number of equity investments signed by the EBRD increased by 41 per cent, from 22 in 2004 to 31 in 2005. Some 85 per cent of the Bank's projects signed in 2005 were rated as "excellent" or "good" in terms of their potential impact on the transition process.

Disbursements of EBRD financing decreased from €3.4 billion in 2004 to €2.2 billion in 2005. This is partly due to a number of clients postponing the draw-down of funds because of high market liquidity and to the Bank signing a higher volume of guarantees, which tend not to disburse. Our disbursements in 2005 were also reduced by the exceptional level of disbursement in the last quarter of 2004.

Repayments increased by 19 per cent between 2004 and 2005. Our portfolio of projects is €16.8 billion, up 10 per cent from the end of 2004.

A five-star loan for Bulgarian tourism

Tourism along Bulgaria's Black Sea coast is booming, with the number of foreign visitors increasing all the time. British Airways, for example, has just started twice-weekly flights to the coastal city of Varna, and UK tourist numbers to Bulgaria have increased five-fold since 2001.

Until recently, accommodation in the new resort areas was limited to three-star hotels suitable for budget tour groups. Little was available to attract better-heeled clientele with greater disposable income whose spending power could further develop the sector and create more jobs. To fill this gap in the market, the EBRD provided a €23 million loan in 2005 to help finance construction of the coast's first five-star hotel, part of the elite Kempinski chain. Some €10 million of the loan has been syndicated to commercial banks.

The 733-room hotel is owned by Sigma Group, one of the leading investors in Bulgaria's Black Sea coast. The new hotel will primarily attract German and UK tourists and is managed by Kempinski, considered the oldest luxury hotel chain in the world.

With Kempinski now in Bulgaria's top three travel destinations (the Black Sea, Sofia and the winter resort of Bansko), there are increased opportunities to cross-sell the brand nationally and internationally. By bringing experienced staff to train local people in providing service to top-end clients, the hotel is raising standards through example and competition.



The EBRD's investments were spread across a variety of sectors. About 34 per cent of the Bank's business volume in 2005 was devoted to financial institutions to support local enterprises. Some 22 per cent was provided for infrastructure projects – compared with 12 per cent in 2004 – while 17 per cent was dedicated to the energy sector. The increase in infrastructure projects reflects the urgent need for investment in roads, railways and water services, especially in the Western Balkans and further east, where infrastructure reform is at an early stage. Manufacturing projects received 9 per cent of EBRD investment in 2005 while the remaining 18 per cent of business volume was devoted to agribusiness, property/tourism and telecommunications.

EBRD projects reached out to all corners of the region, helping to improve the way of life for all parts of society. In central and south-eastern Europe the Bank invested, for example, in a new transport network that will improve the comfort and reliability of journeys across a variety of countries (see page 16). In Russia we increased the availability of financing for consumer goods by investing in the Russian Standard Bank, which is at the forefront of the consumer lending business (see box). Further east we helped to develop tourism in Central Asia through an innovative eco-project in the Kyrgyz Republic that is bringing increased numbers of tourists to Lake Issyk-Kul, the "Pearl of Central Asia" (see page 72).

In 2005 the EBRD began developing a new business model that will set out the Bank's investment strategy over the coming years. This review of how we use our capital, which is carried out every five years, is due to be approved by the Bank's Board of Governors at the 2006 Annual Meeting in London. The review is expected to confirm the Bank's gradual shift further south and east and the need for the EBRD to accept riskier projects in countries where other sources of financing are not available.

One of the EBRD's most innovative projects in 2005 was a landmark five-year rouble bond issue in Russia to raise local currency that will be used to provide long-term project loans without exchange risk to the Russian economy. The Bank's inaugural 5 billion rouble (€140 million) floating-rate issue breaks new ground as the first placed in Russia by an international financial institution. The proceeds from the EBRD's rouble bond will be used to meet growing funding needs for the renewal of Russia's municipal infrastructure and to finance small businesses and other Russian borrowers who cannot rely on export revenues to repay foreign currency loans.

Another illustration of how local currency can be used to good effect was a 5 billion rouble (€140 million) loan to Russia's electricity transmission monopoly, the Federal Grid Company, to fund a modernisation programme. The loan is the largest that the EBRD has made in roubles and is the latest in a series of efforts by the Bank to provide financial backing for the wide-ranging reform of the power sector launched by the Russian government in 2001. The project is due to lead to a significant increase in electricity flows from the east of the country, Siberia and the Urals towards central Russia as well as greater power supplies for the Caucasus region.

Excellent returns on the sale of equity positions in central Europe contributed to profits for the EBRD of over €1 billion. This strong performance will allow the Bank to invest in a large number of projects, particularly in more difficult and riskier environments.

The Bank's initiative to support some of the poorest countries where we operate took a major step forward in 2005. Almost two years since its launch, the EBRD's Early Transition Countries (ETC) Initiative is already showing strong results. The initiative was established to help the Bank's poorest countries of operations build the foundations of a fledgling market economy. And that is exactly what is beginning to happen in the seven countries covered by the initiative: Armenia, Azerbaijan, Georgia, the Kyrgyz Republic, Moldova, Tajikistan and Uzbekistan.

In 2005 the EBRD signed 61 new operations (excluding oil and gas deals) in these countries compared with 32 in 2004 and 18 in 2003. The value of new

One of the Bank's most innovative projects in 2005 was a landmark rouble bond issue in Russia.



Revolutionising the Russian consumer market

Most Russians have no debt. While this might sound like a good thing to the spendthrifts of this world, it is largely because very few Russian banks are willing to provide small loans to ordinary people for essential consumer items.

Russian Standard Bank (RSB) is an exception. With its hi-tech, online credit scoring system that assesses a person's ability to repay based on a series of simple questions, borrowers can walk away with a new washing machine within 15 minutes. Most of RSB's loans are around the €500 mark and can usually be provided in-store (although they can sometimes be provided in the bank itself).

Common practice in the West maybe but highly innovative in Russia, where many banks are not prepared to take the risk on small consumers whose cash-flow situation can be hard to evaluate. Yet small loans are famously vital for a thriving economy that depends on consumer confidence and available credit.

In one of the first (and largest) ever securitisation projects in eastern Europe, RSB has securitised (effectively sold to investors) a €250 million portfolio of small consumer loans, thereby generating new funds for expanding the consumer lending business that is revolutionising the Russian market. The EBRD played a key role in the transaction by buying €8.5 million of "mezzanine notes", the higher-risk loans so vital to a securitisation's success.

"This latest pioneering deal involving RSB shows the market how local borrowers can use their income to access sophisticated new forms of financing that match their funding needs," said Jonathan Woollett, director of non-banking financial institutions at the EBRD.

In a separate transaction, the EBRD has also lent RSB the rouble equivalent of €25 million to fund consumer lending in what is now its biggest growth area, the Russian regions.


CERTUS
connex
MB V8-581

Improving transport links

With the end of central planning in central and eastern Europe came the end of that famously efficient, virtually free transport system. Suddenly there was no money for new trains or buses and no money to maintain the old ones. Costs soared while service standards plummeted.

In short, there was a gap in the market and private companies were ready to step into it. Véolia Transport, one of Europe's transport leaders (formerly known as Connex) is now well-established in the area. In Slovenia, for example, it holds majority shares in Certus, one of the country's leading bus companies, and operates the Ljubljana inter-urban and international train lines (SAP Turbus). Véolia Transport has also been the largest private operator of public transport in the Czech Republic since 2000, with a 21 per cent share of bus services.

Now the EBRD is going to provide €71 million in equity funding to Véolia Transport to help local authorities improve their public transport networks: buses first, but also expanding into trams, metros, trains and ferries. There will be an initial focus on Croatia, the Czech Republic, Poland, the Slovak Republic and Slovenia, followed by Bulgaria, Hungary, Romania and Serbia and Montenegro.

"The goal of the partnership between the EBRD and Véolia Transport is to strengthen and accelerate the development of private management of public transport even further in central Europe and increasingly in south-eastern Europe. Private management will assist in attaining better quality and more reliable transport services in the region," said Stephane Richard, Chief Executive Officer of Véolia.

The idea is people will find their buses and trains more affordable and more efficient – after all, the economy relies on getting people to work. By investing in rural train services, Véolia Transport is also aiming to maintain lines that might otherwise have closed because of maintenance difficulties.

signings is also on the rise: around €250 million in 2005 versus €92 million in 2004 and €53 million in 2003. In addition, we have significantly increased our support under the Trade Facilitation Programme, from 305 transactions in 2004 to 486 in 2005.

The success of the ETC Initiative rests on three pillars: the Bank's readiness to take on a higher level of risk in ETC projects as long as sound banking principles are respected; our commitment to increase dedicated resources at HQ and in the Bank's local offices; and increased support from the donor community.

Under the initiative, an array of new and modified tools are being used to support medium-sized enterprises. For example, the EBRD has established a Direct Lending Facility (DLF), which provides loans directly to medium-sized enterprises in areas where no local banks are available to act as intermediaries. The EBRD has also considerably expanded its lending to micro and small enterprises through local banks, particularly in rural areas and to small farming enterprises that find it difficult to obtain loans elsewhere.

An increase in EBRD investment has been accompanied by a 40 per cent increase in donor-funded commitments, which totalled €18 million in 2005. About half of this is provided through the ETC Multi-Donor Fund launched in November 2004, which provides grant financing in support of EBRD projects (see page 25).

At its three Assemblies in 2005 the ETC Fund approved a wide variety of grant-funded projects aimed at encouraging the development of the private sector across the ETCs. These include support for microfinance programmes, the development of small municipal projects and the financing of environmental initiatives. It has also approved funding to assist companies and governments in financing energy efficiency and renewable energy projects.

As of the end of 2005, the Fund had approved funding for 46 projects totalling around €16 million. Following the success of the ETC Initiative, the EBRD has begun plans to establish a similar donor-supported initiative in the Western Balkans.

Co-financing from the private sector allows the Bank to extend the reach of our projects even further. In 2005 the EBRD raised €1.9 billion in co-financing from private sector sources, predominantly commercial banks, for projects in 16 of the Bank's countries of operations. This volume is significantly lower than the equivalent figure for 2004 (€3.5 billion), partly due to the Bank investing in a greater number of smaller projects in sectors and countries where the opportunities for co-financing are more limited.

Nevertheless, private sector co-financing increased in Azerbaijan, Serbia and Montenegro and Ukraine. It was also provided for the first time in Georgia. In the small business sector, the EBRD succeeded in raising private sector co-financing from a number of financial institutions that specialise in lending to small businesses.

The larger countries where the EBRD operates continued to attract significant amounts of private sector co-financing in 2005. Russian companies received €459 million from private sector sources, and the EBRD raised significant co-financing in the manufacturing and service sectors, helping the country to diversify beyond oil and gas.

Co-financing was provided for the first time in 2005 in local currencies. Kommunalkredit of Austria provided financing denominated in Polish zloty alongside an EBRD loan supporting Krakow urban transport while RZB-Austria supported the Iasi district heating project with a loan denominated partially in Romanian lei.

Partner agencies from the public sector contributed co-financing of €704 million in 2005 in support of EBRD projects, mainly in the form of loans and equity. The largest public sector co-financing institutions in 2005 were the European Investment Bank (EIB), Export Development Canada, Kreditanstalt für Wiederaufbau, the Netherlands Development Finance Company (FMO) and the International Finance Corporation. For example, the EIB provided close to €200 million to co-finance infrastructure projects in Albania and Serbia and Montenegro.

EBRD investment in the poorest countries almost trebled – from €92 million in 2004 to €250 million in 2005.

Every EBRD project is intended to help countries move towards a future that is self-sustaining. The Bank pays particular attention to the environmental and social impact of our projects, taking account of local concerns. In 2005 the EBRD increased its focus on environmental and social issues and expanded its investments in energy efficiency and clean-up operations.

Sustainability

The EBRD's commitment to promoting environmentally sound and sustainable development is enshrined within the Bank's Founding Agreement. As well as including rigorous environmental requirements in all EBRD investments, the Bank finances many projects that are specifically designed to improve environmental conditions in our countries of operations.

In 2005, EBRD projects with a strong environmental component included a €9 million investment to improve Ukraine's energy efficiency technology (see page 57), a €6 million project to improve district heating in Timisoara (Romania) and a €15 million investment to improve environmental conditions and energy efficiency in Bosnia and Herzegovina's steel manufacturing industry.

In total, the Bank invested approximately €350 million in energy efficiency, municipal infrastructure and clean-up operations in 2005. Some €205 million of this financed energy efficiency upgrades across a range of sectors (excluding energy-saving investments in power generation and transmission). This included €102 million to finance energy-saving activities in the industrial sector and €30 million that was channelled through Bulgarian banks to fund residential energy efficiency projects. The EBRD also provided its first credit line to a Russian bank (Spurt Bank) to finance specific energy efficiency activities.

The EBRD undertakes an environmental appraisal before investing in any project so that it can determine the action that the client needs to take to comply with the Bank's Environmental Policy. These requirements become binding when the project is signed. In 2005 the EBRD provided financing of approximately €350 million to cover the environmental requirements of projects in the manufacturing, heavy industry and agribusiness sectors.

Keeping the city lights burning

The dim lighting of Moscow in its Soviet days is long gone, when gloomy streets were almost pitch black at night and blocks of flats were visible only by their pale yellow glow. Now the centre of the city is characterised by its Las Vegas style lighting and the city burns with brighter street lamps, glaring cafés and restaurants and households full of state-of-the-art domestic appliances.

But the grid keeping the bright lights shining in Russia's capital city is in need of investment, as demonstrated by last spring's blackout when the whole city was virtually paralysed for two days. Consequently, the EBRD is lending Mosenergo, the Moscow utility grid company, 2.9 billion roubles (€85 million) to modernise its existing plants and to reduce emissions.

This is a pioneering transaction for the EBRD in terms of financing in local currency as part of the loan will be syndicated in roubles via reputable banks based in Russia. Mosenergo, which now runs 17 electrical power plants, is a long-term client of the EBRD and this loan is a continuation of ongoing support for the electricity giant.

The upgrade of existing plants should mean a more reliable electricity supply for Moscow, and new technology will improve production efficiency and make household bills easier to face. Most importantly, environmentally friendly technology will be introduced, vastly reducing sulphur dioxide emissions – a major cause of dangerous air pollution.

Dmitri Vasilyev, Chief Financial Officer of Mosenergo, confirmed: "The investment programme is helping Mosenergo to improve efficiency and environmental performance, including reducing air emissions, and to strengthen its environmental management system."


МОСЭНЕРГО

The EBRD makes an assessment of greenhouse gas emissions for all industrial projects. Around 30 of the projects signed by the Bank in 2005 were assessed as having significant levels of emissions. These were mainly in the power and energy, natural resources and other industrial sectors. All projects where the Bank has invested in modernising existing facilities and improving energy efficiency are expected to lead to lower emissions or to a reduction in emissions per unit output if capacity increases. If the EBRD is financing the construction of new facilities, the Bank aims to ensure that greenhouse gas emissions are in line with current best practice.

As well as considering ecological issues, the EBRD examines the social aspects of its projects, including health and safety, child labour, forced labour, involuntary resettlement, discrimination at the workplace and the impact of the project on local communities. In 2005 the EBRD increased its focus on social issues by engaging a full-time social development expert. The main focus of the role is to assess the social impact of EBRD projects on local communities, particularly in the oil and gas, mining, heavy industry and infrastructure sectors, and to work with the client on tackling potentially negative effects. The Bank also consults with experts in international labour rights who provide advice on specific issues related to EBRD projects.

Good progress was made in 2005 on drafting the EBRD's new Energy Policy, which will bring together all aspects of the Bank's activities in the energy sector – from extraction to energy consumption. This new policy will allow the Bank to demonstrate a unified approach to the energy sector, from the development of infrastructure to the sustainable use of resources.

The energy sector plays a vital part in the transition process. Reliable, cost-effective energy supplies are fundamental to economic growth and the functioning of modern society. On the down side, the energy sector – in particular, the burning of fossil fuels – is also associated with some of the most pressing environmental problems faced by society today, from air pollution to global climate change.

Although the Bank's approach to the energy sector has always taken account of wider issues, recent global developments have emphasised the need for a review of our Energy Policy. Oil prices have increased and the long-term forecast is for significantly higher prices than were predicted three to five years ago. The combination of prices and the pressure of climate change raises the priority for energy efficiency and renewables. There is also an increasing focus on issues such as transparency, the management of state revenues from natural resource development, corporate responsibility and the environmental and social impact of energy activities.

In drafting the new policy, the Bank has drawn on its extensive experience and lessons learned from previous operations. We have also taken account of a number of other developments, such as the ratification of the Kyoto Protocol and the need to reduce carbon dioxide emissions.

The new policy has benefited from the work of the EBRD's Evaluation Department and two recently commissioned background papers from leading independent experts in the field of power and energy and natural resources. These and other relevant papers have been published on the Bank's web site.

In 2005 the Bank held three open forums in London, Sofia and Moscow to consult with non-governmental organisations (NGOs), research institutes and think-tank organisations. We also consulted widely with governments and within industry. As a result of this, the Bank has been able to refine its investment strategy and its approach to sustainability. Summaries of these discussions are available on the Bank's web site.

The new policy will mandate the EBRD to expand its investment in energy efficiency as a means of increasing energy security, reducing energy investment needs and addressing environmental concerns. The Bank will also promote renewable energy technologies to help countries reduce their dependence on external supply and to address the threat of climate change. The EBRD aims to raise the standards

The EBRD consulted widely in 2005 to develop a new Energy Policy that responds to global developments.

of corporate governance in the energy sector and to promote a transparent approach to revenue management.

The policy began its final 45-day consultation period in March 2006. After final modification, the policy will be submitted to the EBRD's Board of Directors for final approval. Publication of the final policy is expected in mid-2006.

Alongside the new Energy Policy, the EBRD is proposing a climate change initiative. This will complement the EU Green Paper on Energy Efficiency and respond to the G8-Gleneagles call for IFIs to develop new ways to support clean energy as part of the wider campaign on global warming. By improving energy security, affordability and sustainability while aiming to reduce industry's negative impact on greenhouse gases, the initiative is fully in keeping with the Bank's mandate of promoting sustainable development. It would also help new EU member states and future accession countries to meet the EU renewable electricity targets.

To address the issue of greenhouse gas emissions worldwide, the EBRD began to work with the European Investment Bank (EIB) on developing a Multilateral Carbon Credit Fund. This will help countries and private enterprises to meet emission reduction targets under the Kyoto Protocol and other related agreements. Under the proposed scheme, governments and companies will be able to purchase carbon credits resulting from projects financed by the EBRD and the EIB. These credits are generated when a project achieves a reduction in the emission of greenhouse gases. The Fund is expected to be established in 2006.

General advice on environmental issues is provided to the EBRD by the Environmental Advisory Council (ENVAC), a group of independent experts that meets twice a year. In 2005 the topics discussed included the EBRD's new Transport Policy,

Improving Bulgaria's energy efficiency

The Bulgarian town of Svishtov, situated on the banks of the Danube River, is home to Bulgaria's largest pulp plant. Back in the late 1960s, when the plant was first established, Svilosa played a dominant role in the local economy, shipping in timber from the furthest corners of the Soviet Union and employing thousands of people. In more recent times it has seen a gradual decline, reducing its workforce and sourcing its raw materials exclusively from the local area. But with the help of the EBRD, the plant is on the verge of a revival.

An €18 million EBRD loan is expected to lead to a doubling of production at the mill and an expansion in regional trade through exports to countries such as Greece and Turkey. Much of the loan will be used to finance substantial improvements in energy efficiency, enabling the company to make significant energy savings.

This is being achieved through the introduction of modern equipment that will help to reduce electricity and water consumption, waste-water discharges and air emissions of sulphur, dust and other gases. New investments include the construction of a waste-water treatment plant and the establishment of new landfills. The EBRD has also carried out a study to identify ways to further increase energy efficiency in the plant.

Svilosa will implement a comprehensive Environmental Action Plan (EAP) to achieve full compliance with EU environmental standards. The company has also agreed to set up a wood procurement process based on principles of sustainable forest management and will give preference to wood from certified sources.





Helping to clean up north-west Russia

The Northern Dimension Environmental Partnership (NDEP) implemented its first project in 2005. The St Petersburg Southwest Waste Water Treatment Plant, inaugurated in September, will halve the amount of untreated effluent released each day by the city of St Petersburg into the Neva River – and consequently into the Gulf of Finland and the Baltic Sea.

The construction costs of €138 million have been financed from a number of sources, including NDEP grants and a loan from the EBRD. Thanks to the plant, only 15 per cent of St Petersburg's waste water is now discharged into the Neva untreated.

NDEP was established to address the most pressing environmental needs in north-west Russia. Consisting of the Russian government, the donor community and international financial institutions (IFIs), including the EBRD, NDEP mobilises investment to tackle longstanding environmental problems in areas such as water supply, waste-water treatment, energy efficiency and nuclear safety.

The NDEP Support Fund is managed by the EBRD under the supervision of an Assembly of Contributors. At the end of 2005, contributions to the Fund amounted to €225 million, of which €149 million was earmarked for nuclear safety.

In 2005 new funding was pledged by the European Community, Denmark, Finland, Norway, Russia and Sweden. The Assembly of Contributors has approved NDEP co-financing of €56 million for ten environmental projects, with a total project value of over €1 billion. This includes a contribution of €567 million from IFIs.

The nuclear "window" of NDEP, dealing with the nuclear legacy of the former Soviet nuclear fleet in north-west Russia, entered the implementation phase in 2005. Donors approved funding of €19 million for five high-priority projects. These include the installation of a radiation monitoring and emergency response system in the Murmansk region and the creation of safe conditions for the storage and unloading of spent nuclear fuel from submarines in Gremikha.

Donors also approved funding for the second phase of the Strategic Master Plan, which provides an overview of all requirements related to spent nuclear fuel and radioactive waste as well as the environmental upgrade of all coastal bases.

the application of the Bank's Environmental Policy to capital and retirement funds and the EBRD's draft Energy Policy. Several members of ENVAC also participated in the EBRD's regional workshops on the Energy Policy.

The EBRD addressed a number of health and safety issues in our countries of operations in 2005, utilising grant financing provided by donors (see page 25). In Moldova the Bank joined forces with the government and the Canadian International Development Agency to establish an electrical safety awareness campaign. This initiative was prompted by the high rate of electrocutions in Moldova – 100 times higher than the UK level – caused mainly by poor people trying to steal electricity through illegal hook-ups to power lines and sub-stations. An Electrical Safety Awareness Week targeted at schoolchildren kicked off the campaign in November.

The EBRD published its first Sustainability Report in 2005. Following on from the Bank's Environmental Report, this new publication addresses every aspect of the Bank's commitment to sustainable development and corporate responsibility in our investment activities and our internal operations. It will be produced annually.

The EBRD works closely with other international bodies, such as the Global Environment Facility (GEF), to tackle global environmental issues, such as water pollution, climate change and biodiversity. The EBRD and GEF are currently co-funding an Environmental Credit Facility in Slovenia that aims to reduce pollution entering the Danube River Basin. In 2005 the EBRD disbursed approximately €22 million to four local banks for on-lending to local businesses and small municipalities that invest in pollution-reduction projects.

The EBRD harnesses donor funding to finance a range of nuclear safety measures aimed at tackling the region's nuclear legacy. The Bank manages six nuclear safety funds on behalf of 28 donor countries and the European Community: the Nuclear Safety Account (NSA), the Chernobyl Shelter Fund (CSF), three international decommissioning support funds (IDSFs) for Bulgaria (Kozloduy), Lithuania (Ignalina) and the Slovak Republic (Bohunice) and the nuclear "window" of NDEP (see box). Overall some €2 billion has been contributed to these funds.

The CSF-funded Shelter Implementation Plan – which aims to convert the destroyed Chernobyl unit into an environmentally safe state – made good progress in 2005. All infrastructure and preparatory projects were completed, and the complicated stabilisation work to prevent the collapse of the existing sarcophagus remains on schedule. The tender for the new safe confinement, which will enclose the unit and provide safe working conditions for future work, was published in March 2005. The NSA approved the construction of a liquid radioactive waste treatment facility in Chernobyl, which is on schedule for completion in 2006.

The IDSFs, which are helping to close outdated Soviet-designed reactors as part of the EU accession process, made good progress in 2005. Major projects were launched, such as the environmental upgrade of a thermal power plant and the construction of a storage facility for solid radioactive waste in Lithuania.

The EBRD published its first Sustainability Report in 2005, outlining the Bank's commitment to sustainable development.

Funding provided by donor governments and agencies allows the EBRD to prepare the way for future investments and to increase the impact of our operations. In 2005, donor assistance underpinned the delivery of expertise across a range of EBRD programmes, including lending to small businesses, trade finance and turnaround management programmes.

Donor funding

The continuing shift of the EBRD towards the south and the east has been accompanied by strong partnerships with donor countries and donor institutions. These have generously supported the Bank's emphasis on promoting private sector development in the poorer countries where we operate. By assisting these countries (in the Caucasus, Central Asia and the Western Balkans), the EBRD aims to generate the employment and income growth needed to address poverty and social problems. Developing the infrastructure needed to provide basic services and raising the standards of corporate governance are key target areas for financial assistance.

Grant funding from donor governments and agencies – in the form of "technical cooperation" funds – allows the Bank to hire experts who provide valuable advice on preparing and implementing EBRD projects, strengthening public institutions and improving standards of corporate governance.

The strongest growth in donor-funded activity in 2005 was in the Western Balkans and the Early Transition Countries (ETCs – see page 14). In the ETCs the donor programme was boosted by greater cooperation under the ETC Fund and significant additional contributions from the European Community and the United States.

By the end of 2005, pledges to the ETC Fund amounted to €32 million, including contributions from Canada, Finland, Ireland, Japan, Luxembourg, the Netherlands, Norway, Spain, Sweden, Switzerland, Taipei China and the United Kingdom. The largest contributors are Japan (€11 million), the United Kingdom (€8 million) and the Netherlands (€7 million).

In the Western Balkans, growth in donor support was led by Italy and the European Agency for Reconstruction (EAR). The main focus of activity was support for small business and municipal projects.

New initiatives in 2005 included the Italy-EBRD Private Sector Development Fund for the Western Balkans and EAR funding for a municipal infrastructure programme in Serbia and Montenegro. Overall, technical cooperation spending by the EBRD in 2005 was €78 million, a slight reduction on the previous year.

Grants from public sector sources in support of EBRD projects amounted to €15 million provided by the European Community and the Northern Dimension Environmental Partnership multi-donor fund (see page 22). The main projects to benefit were in the transport, energy and small business sectors. More detailed information about donor support for EBRD projects can be found in the 2006 *EBRD Donor Report*.

A particular focus of donor activity is support for small businesses, which are vital for the development of a vibrant market economy. As well as creating jobs, they provide the framework for a country's



long-term growth. The EBRD has worked alongside donors for many years to assist these businesses across the Bank's countries of operations. Financing is provided through local banks and specialist microfinance organisations that on-lend to micro and small enterprises. The Bank also invests in private equity funds that support small business and makes direct equity investments in medium-sized companies with up to 250 employees.

One of the main ways of reaching small businesses is through the donor-supported Micro and Small Business Programme, which operates in 19 countries. A total of 54 institutions act as financial intermediaries for EBRD finance, disbursing loans through over 1,000 branches. In 2005 some 480,000 loans totalling €2.5 billion were disbursed to small business. By the end of 2005 some 1.26 million loans totalling €6.9 billion had been disbursed since the start of the programme. The vast majority of loans are repaid on time.

The Bank makes use of donor funding to ensure that EBRD-financed loans are distributed efficiently. Specialist advisers are appointed to provide training to bank staff and to develop swift lending procedures for small business clients.

In 2005 the Bank introduced a new framework for on-lending funds through institutions other than banks, such as non-governmental organisations, in some of the poorest countries. Under this framework, four new partners received funds: Imon in Tajikistan, Finac and Bai Tushum in the Kyrgyz Republic and the Rural Finance Corporation in Moldova. This has led to interest from similar organisations in other countries. In Kazakhstan the EBRD extended its first loan to a microfinance institution in local currency.

Support for rural communities continued to be a priority in 2005. In addition to firmly established rural lending programmes in FYR Macedonia, Georgia, Kazakhstan, Moldova, Russia, Serbia and Montenegro and Ukraine, the Bank sought new partners specialising in agricultural and rural financing in other countries. We also introduced existing financial partners to agricultural and rural lending.

In 2005 the EBRD sold part of its stake in KMB Bank Russia to Banca Intesa, one of Italy's largest banks. Banca Intesa was chosen after a highly competitive process because of its outstanding commitment to developing KMB's micro and small lending business.

The United States is the largest supporter of the EBRD's micro-finance programmes, providing €71 million in technical assistance for projects in 15 countries. The US/EBRD SME Finance Facility promotes private sector growth and economic development in south-eastern Europe as well as Armenia, Belarus, Georgia, Kazakhstan, the Kyrgyz Republic, Tajikistan and Ukraine. The funding provided by the United States is mostly used to train staff in local banks and to develop a more efficient legal and regulatory framework for small business finance. By the end of 2005, the facility had provided almost 800,000 loans totalling €4.2 billion. The facility is also supported by a number of other donors.

The EBRD's largest individual programme is the Russia Small Business Fund (RSBF), which was established in 1994 by the EBRD and the G7 countries (Canada, France, Germany, Italy, Japan, the United Kingdom and the United States) with the additional support of Switzerland. It is dedicated to providing Russian micro and small enterprises (MSEs) with better access to finance and to strengthening the technical capacity of the Russian banking sector to provide finance to MSEs. Participating banks provide loans of up to €170,000. To date, over 290,000 loans totalling €2.2 billion have been disbursed.

The EU/EBRD SME Finance Facility provides financing to small businesses in 11 countries in central Europe. This is channelled through local banks, leasing companies and equity funds. In 2005 the EBRD increased the funding available through this facility to €1.1 billion, including at least €50 million earmarked for farmers and small businesses in rural areas where financing is in short supply. In addition to loan financing, four equity funds totalling €32.5 million have been established under the facility to provide much-needed equity support to small enterprises. The European Community's contribution to the facility totals €157 million.

The facility provides training to local staff to improve the quality of service for small businesses and to increase efficiency levels. It also provides financial incentives to local financial intermediaries to encourage them to participate in the facility. By the end of 2005, the EBRD had provided 87 credit lines totalling

In 2005 some 480,000 loans totalling €2.5 billion were disbursed through the Bank's Micro and Small Business Programme.

€935 million to 34 banks and 32 leasing companies. In total, over 63,200 transactions worth more than €1.4 billion have been undertaken with small businesses throughout the region. The average sub-loan size for each business is as low as €23,100 while leases average €18,200. These low levels ensure that even very small businesses are able to benefit from the facility.

A new scheme, the EU/EBRD Preparatory Action Programme, was set up in 2005 to encourage increased lending to micro and small businesses in the eight new EU member states. The first project was signed with Istrobanka in the Slovak Republic to provide financing to local businesses with an average portfolio size of less than €25,000. In addition, grant funding is provided to help the participating financial intermediaries adapt to the new programme. The EC's contribution totals €4 million.

To reach slightly larger businesses, the EBRD has developed the Direct Investment Facility (DIF), which makes equity investments in private enterprises in some of the poorer regions that are not well covered by other sources of funding. By the end of 2005, the DIF had financed 30 operations in 15 countries and had disbursed more than €28.3 million. Investments ranging from €0.4 million to €2 million are provided to entrepreneurs along with advice on professional management practices, transparency and good corporate governance.

The EBRD's Trade Facilitation Programme (TFP) makes use of donor funding to oil the wheels of cross-border trade. TFP provides guarantees that help businesses to grow. It also provides loans to banks for on-lending to local exporters and importers.

In 2005 the TFP guaranteed a record number of trade transactions, financing 1,204 operations with a total value of

The King of White Gold

"The King of White Gold" – Kamiljan Moldoshev – lives in Bolshevik, a village in the Kara-Suu region of the Kyrgyz Republic. He is an expert in crop production, having gained over 20 years of experience from working at the Kara-Suu collective farm. He also raises his own livestock – cows, bulls and some sheep. His annual earnings from sales of cotton – known locally as "white gold" – funded his investment in livestock each year but his income was not sufficient for him to make a substantial investment.

So in 2001 Kamiljan turned to his local microfinance institution, Bai Tushum, one of the newest recruits to the EBRD's microfinance programme. Kamiljan applied for a loan and received a sum of 40,000 som (about €670), which he used successfully to expand his cotton growing. He repaid the loan on time and used the profit from his cotton sales to pay for the reconstruction of his house and farm premises.

One year later, Kamiljan rented an additional three hectares of irrigated land and, with the help of a larger loan from Bai Tushum, expanded his cotton growing even further. The profits from this were used to increase his livestock. In the next two years, Kamiljan took out a third and a fourth loan amounting to 140,000 som, allowing him to plant over a wider area.

All his hard work has been rewarded with a rich harvest of cotton crops, enabling him to repay the loans on time and to earn local notoriety for the rapid expansion of his "kingdom". His family now has a large livestock holding and a much more comfortable way of life.





Bringing modern practices to an olde-worlde venture in St Petersburg

The tea they sell at "Untsiya" on Nevsky Prospekt comes in very old-fashioned looking packets – brown-flecked paper packets, with a square stamped on the front. When you buy your tea, it is weighed out from big glass jars with brass weights, and the name of the particular variety of tea you have chosen is hand-written with a quill pen, in elegant Russian copperplate, on to your packet.

These olde-worlde teashops (there are 11 of them around St Petersburg) fit easily into Russia's old imperial capital, now once again looking elegant and sophisticated with its central streets brightly repainted since its 300th anniversary in 2003. But the stores are entirely modern.

As deputy director-general Olga Aksyanova explains, their founder, Sergei Nikolayev, opened the first shop in 2002. His company, Klassika, has gone on growing ever since. Two hundred other cafés and restaurants in St Petersburg serve the tea and it can be bought in 40 other Russian cities.

Klassika now employs 70 people and turned over €1 million in 2004. "Now we're working on good marketing ideas," says Olga Aksyanova, to allow the business to expand even further.

This is where the EBRD comes in to Klassika's success story. In January 2005 the Bank's Business Advisory Service (BAS), which is in its fifth year in St Petersburg, was so impressed by Klassika's excellent shop design and the quality of its original business idea that it developed a marketing plan for the company's expansion. The plan was prepared by a local consultant, guided by BAS and partly funded by a €5,000 grant from the BAS Programme.

"It helped significantly," Olga Aksyanova says. "It was all done so fast – maximum results for minimum documentation, which is good for growing companies like ours. As a result, we improved; we got a better idea of what we needed."

The shop has brought in loyalty cards. Every fifth ounce of tea comes free. There is a monthly tea newspaper for clients, describing new lines and flavours, and the company has established an elite line of teas to draw in wealthy clients. With the help of BAS, the company has entered the next stage of its success story.

€549 million. Most of these supported small businesses, with more than 50 per cent of all deals under €100,000. Many of these transactions would not have occurred without the programme.

As well as helping to create jobs, the TFP encourages greater cooperation and understanding between countries through better trade relations. Since the start of the programme in 1999, the number of trade transactions between countries in the Bank's region of operations has increased each year, with 170 financed in 2005.

In August the programme achieved the milestone of 4,000 transactions. This landmark transaction involved a guarantee that cleared the way for a Kyrgyz company to import trucks from Russia. It is a good example of how TFP is succeeding in breaking down trade barriers. As well as Western banks in the programme being prepared to take risks in countries such as Russia and Kazakhstan, local banks in the more advanced transition countries are increasingly willing to provide similar assistance to less advanced countries in the region, such as the Kyrgyz Republic.

Over 100 local banks and more than 570 banks worldwide participate in the programme. New TFP facilities totalling €102 million were signed in 2005 with 17 banks in nine of the EBRD's countries of operations. The TFP is a particularly important tool in the poorest countries where the Bank operates, helping to stimulate market activity by financing many small-scale projects. In 2005 the programme financed 486 transactions in these countries.

To build stronger businesses in the EBRD's countries of operations, the Bank utilises two donor-funded tools: the TurnAround Management (TAM) Programme and the Business Advisory Services (BAS) Programme.

Both TAM and BAS work directly with enterprises that are looking for help in structuring and operating their businesses effectively. TAM helps senior management to learn new business skills by drawing on the expertise of former executives from industrialised countries. The BAS Programme uses local consultants to help small enterprises develop marketing, financial and strategic know-how. As well as helping enterprises expand, BAS develops the skills of local consultancy services.

Donors provided a further €32 million for TAM/BAS activities in 2005, bringing the total funding for the two programmes since their inception to €134 million. The EBRD fully integrated TAM/BAS into the Bank's investment activities in 2005 to maximise the impact of these programmes. As a result, the link between TAM/BAS operations and EBRD-financed projects was further strengthened. Since the start of the programmes, some 120 TAM/BAS enterprises have gone on to attract a total of €660 million from the EBRD or from EBRD-financed intermediaries. This has attracted a further €850 million in co-financing.

In 2005, TAM started 103 new projects, a 15 per cent increase on 2004. The majority of projects were concentrated in the Western Balkans and the Early Transition Countries in line with the Bank's gradual shift in this direction. TAM also began projects elsewhere in Central Asia, in the EU candidate countries of Romania and Bulgaria and in Russia and Ukraine, mostly outside the large cities.

BAS started 987 projects in 14 countries in 2005, an increase of 38 per cent on the previous year. New BAS offices were opened in the capital cities of Kosovo, the Kyrgyz Republic and Moldova. In Kazakhstan and Uzbekistan, four new offices were established outside the capital cities to provide assistance to enterprises in the more remote parts of these countries. In the Caucasus a new initiative was launched with the aim of helping women entrepreneurs set up and develop successful businesses.

Since 1993, over 1,200 TAM projects and 4,400 BAS projects have been undertaken. On average, these have led to a 28 per cent increase in productivity per enterprise.

The EBRD helped to strengthen cross-border trade by guaranteeing a record number of trade transactions in 2005.

The EBRD places the highest importance on ethical behaviour and integrity. We make every effort to ensure that EBRD financing is used properly and all projects are monitored throughout their lifetime. We also undertake extensive public consultation. In 2005 the EBRD published information about 181 projects under consideration for financing.

Integrity

The EBRD is committed to transparency and accountability. One of the key ways of achieving this is through the work of the Chief Compliance Office (CCO), which assists in safeguarding the integrity and reputation of the Bank. The CCO, which was further strengthened in 2005, provides advice on the suitability of prospective clients, investigates allegations of fraud, corruption and misconduct, handles complaints from groups adversely affected by EBRD projects and protects the institution from acts of criminality, such as money laundering and terrorist financing.

In 2005 the EBRD established new procedures for investigating allegations of fraud, corruption and collusive or coercive practices in the Bank's procurement operations. As a consequence, the Bank increased its cooperation within the Multilateral Development Bank Investigators Forum, which brings together the investigative units of the EBRD, the World Bank, the Asian Development Bank, the Inter American Development Bank and the African Development Bank. This collaboration will shortly lead to a unified approach to the definition and investigation of fraud and corruption across the world's five international financial institutions. The EBRD also started to prepare an anti-corruption report, setting out what the Bank is doing to combat corruption, such as money laundering and terrorist financing. It will be published before the EBRD's Annual Meeting in May and will be produced annually.

During the year the EBRD delivered a training programme designed to remind all staff members of their ethical obligations as employees of an inter-governmental organisation. Work also continued on

BTC: Monitoring environmental and social commitments

The EBRD's €106 million investment in the Baku-Tbilisi-Ceyhan (BTC) oil pipeline was signed in 2004 but the Bank's interest in the project did not end at that point. EBRD staff continue to spend considerable time monitoring compliance with EBRD policy and international standards and with company commitments in terms of environmental and social impact.

Experts from the EBRD's Environment Department make regular and extensive monitoring visits to the pipeline to assess compliance and progress. On the environmental front, they have helped to ensure that the highest possible international standards are adhered to and enforced.

The EBRD has also begun, together with the client company, to deal with the social impact of the pipeline in a more proactive way. The Bank's new social specialist focuses specifically on these kinds of issues. One of these, land compensation, has been especially problematic in Georgia. This is mostly due to the complexities of the land registration system in this country and the fact that pasture lands were not privatised. In fact, 90 per cent of land parcels have now been compensated although more time will be needed to unravel the most contentious remaining cases.

The client company is channelling some €25 million to community investment programmes. These range from the renovation of school buildings to the establishment of irrigation systems and from local microfinance to sewer systems.

For example, a project to improve a local school (new roof, new floor and heating stove) and to construct a water supply system in Samshvilde village in Georgia, meaning that villagers will no longer have to carry water in buckets from the local spring, is being funded on a 90/10 per cent basis by the oil company and the villagers. This is a small investment but it represents a big improvement – and it is typical of the many small projects that are a direct result of the pipeline.





Sakhalin Island: Engaging in constructive dialogue

Located in the Russian Far East, Sakhalin Island stretches 948 km from north to south and is home to 600,000 people, representing 170 ethnic groups. It is also the site of the world's biggest oil and gas project.

Sakhalin Energy Investment Company – which is held 55 per cent by Shell, and 25 per cent and 20 per cent respectively by the Japanese corporations Mitsui and Mitsubishi – has asked for financing from the EBRD for Phase 2 of an offshore development. Phase 1 was financed by the Bank in 1997.

To determine the implications of the project, the EBRD has undertaken extensive consultation with local communities and specialist interest groups. The Bank has also discussed with Sakhalin Energy how to address some of the most pressing issues.

At the Bank's Annual Meeting in May 2005 discussions took place with a variety of non-governmental organisations (NGOs). In October the Bank's President met with representatives of the World Wildlife Fund (WWF), Sakhalin Environment Watch, Pacific Environment and CEE Bankwatch to discuss their particular concerns about the project. These include the effect of pipeline construction on the island's rivers, the impact of the project on the Western Gray Whale and the social aspects of the proposed investment.

The EBRD entered a new stage of discussion on the potential financing of Sakhalin II (Phase 2) on 20 December 2005 when it began an official 120-day period of consultation. A final decision on whether to provide financing for the project will be made after the consultation concludes on 20 April 2006 and the Bank has assessed the findings.

Further public consultations took place in early 2006 on Sakhalin Island and on the nearby Japanese island of Hokkaido. Meetings were also held in Moscow and London to hear the views of NGOs and other interested parties.

In response to many questions about the EBRD's potential involvement in the Sakhalin II (Phase 2) project, a specific area on the EBRD's web site (www.ebrd.com/sakhalin) provides information about the project. We have also set up a dedicated email account to receive the public's comments, which are channelled to the relevant people in the Bank: sakhalinfeedback@ebrd.com.

developing two new Codes of Conduct for the Bank, covering the behaviour expected of the Board of Directors and EBRD staff. It is expected that the Bank's Board of Governors will adopt the new codes later in 2006.

The first Annual Report of the Bank's Independent Recourse Mechanism (IRM) was published in 2005. The IRM gives local groups that may be adversely affected by a Bank project a means of complaining to the Bank. Complaints are investigated by independent experts together with the Bank's CCO. In 2005 two eligible complaints were received concerning a possible EBRD investment on Sakhalin Island in the Russian Far East (see box) and the Bank's 2004 investment in the Baku-Tbilisi-Ceyhan (BTC) pipeline (see box on page 31).

The Sakhalin complaint was filed by a number of individuals and local enterprises involved in fishing and fish processing. The group claims that construction vessels travelling to and from the gas plant and the construction of loading terminals are restricting safe access of fishermen to their nets, causing damage to the nets and reducing the quality and quantity of fish caught in Aniva Bay.

The BTC complaint was received from a group of residents of Gyrakh Kesemenli village in the Akstafa district of Azerbaijan. The residents allege that their property has sustained vibration damage caused by the passing of trucks involved in the construction of the pipeline. Following an initial assessment of both complaints, the Bank will determine whether a Problem-solving Initiative would help to resolve the issues underlying the complaints.

The CCO has overall responsibility for ensuring that EBRD staff uphold the highest standards of ethical behaviour in all Bank activities. In recognition that whistleblowing is an important way of ensuring good governance within the institution, the Bank published on its web site in 2005 a Whistleblower Protection Statement.

The statement confirms the EBRD's commitment to maintaining a working environment that protects employees who, in good faith, report instances of suspected misconduct. This is defined as an "intentional or negligent failure" by an employee to observe the rules of conduct or standards of behaviour prescribed by the EBRD.

An employee who complies in good faith with his or her duty to report suspected misconduct and who discloses information to the CCO will be protected by the EBRD from "pressure, retaliation or reprisal" in connection with this cooperation. Publication of the whistleblowing statement is designed to encourage employees to disclose information that may not otherwise be discovered.

The EBRD's Public Information Policy (PIP) underscores the Bank's commitment to enhance the transparency of its activities and to promote good governance. The annual report on the implementation of the policy found that the Bank had fulfilled all of its commitments.

By the end of 2005, 22 country strategies had been translated into local languages, with work in progress on the remaining five new strategies. The Bank also continued to translate the PIP, the Environmental Policy and the Independent Recourse Mechanism into the Bank's local languages. In late 2005 the Bank began the process of conducting its three-year review of the PIP which will be completed in 2006.

A Whistleblower Protection Statement published in 2005 encourages the highest standards of ethical behaviour in all EBRD activities.

Where the EBRD operates



Estonia
Latvia
Lithuania
Belarus
Poland
Ukraine
Czech Republic
Slovak Republic
Kazakhstan
Moldova
Hungary
Slovenia
Romania
Croatia
Serbia and Montenegro
Bosnia and Herzegovina
Bulgaria
Georgia
Uzbekistan
FYR Macedonia
Armenia
Azerbaijan
Albania
Turkmenistan

EBRD investments 2004-05*

Central Europe and the Baltic states

2004 | 2005 | ▲ Cumulative

Figures in € million

Country	2004	2005	Cumulative
Croatia	98.5	50.0	1,299.7
Czech Republic	80.8	51.7	1,057.3
Estonia	22.6	7.7	470.6
Hungary	259.1	101.3	1,835.8
Latvia	3.2	27.2	327.8
Lithuania	52.4	24.0	479.1
Poland	292.9	339.6	3,423.8
Slovak Republic	103.1	59.0	1,080.9
Slovenia	51.0	38.3	589.6

South-eastern Europe

2004 | 2005 | ▲ Cumulative

Figures in € million

Country	2004	2005	Cumulative
Albania	62.0	62.1	293.2
Bosnia and Herzegovina	97.6	108.1	456.6
Bulgaria	232.3	285.1	1,282.7
FYR Macedonia	80.3	32.6	410.3
Romania	401.1	500.2	3,183.3
Serbia and Montenegro	142.2	195.6	833.0

* An "investment" signifies EBRD financing committed under a signed agreement.
Financing for regional projects has been allocated to the relevant countries.



Russia
Kyrgyz Republic
Tajikistan

Western CIS and the Caucasus

2004 | 2005 | Cumulative

Figures in € million

Country	2004	2005	Cumulative
Armenia	5.3	17.6	116.0
Azerbaijan	213.6	245.1	686.0
Belarus	23.6	32.1	198.8
Georgia	77.5	87.2	339.2
Moldova	11.8	20.7	208.5
Ukraine	267.4	528.8	2,188.3

Russia

2004 | 2005 | Cumulative

Figures in € million

Country	2004	2005	Cumulative
Russia	1,238.5	1,089.1	7,224.7

Central Asia

2004 | 2005 | Cumulative

Figures in € million

Country	2004	2005	Cumulative
Kazakhstan	245.9	279.6	1,374.4
Kyrgyz Republic	29.6	15.1	174.1
Tajikistan	6.7	17.6	48.8
Turkmenistan	0.1	0.8	133.1
Uzbekistan	34.0	35.4	598.7



Central Europe and the Baltic states

Foreign direct investment in central Europe increased by almost 50 per cent in 2005. In recognition of the decreasing need for EBRD investment in this region, the Bank gradually scaled down its business volume but continued to respond to market needs.



‹ Hungary is expanding its nationwide road network with the assistance of EBRD investment in the M5 motorway.

02



Inflation is generally low but unemployment remains a major problem.

Investment climate

The boom in investment and exports experienced by central Europe and the Baltic states (CEB) in 2004 as eight countries from the region joined the European Union subsided slightly in 2005. Nevertheless, GDP growth remained robust at around 4.2 per cent for the region as a whole (down from 5.1 per cent in 2004). Croatia remains outside the EU but formal negotiations on EU membership started in October 2005.

Despite rising oil prices, average inflation in CEB fell to 3.3 per cent in 2005 from 4.3 per cent in 2004. This largely reflects tighter monetary policies over a two to three-year period in Hungary, Poland and the Slovak Republic while the Czech Republic has seen a substantial increase in productive capacity. As a result, all of these countries were able to lower interest rates several times during 2005.

Inflation is generally low in the region though it has been growing in some countries, including the three Baltic states. The higher rates in these countries are partly due to rapid credit growth, rising wages and increases in food and administrative prices but also to the oil price boom and the recent euro depreciation against the US dollar. Unemployment, however, is still a major problem throughout the region, reflecting ongoing problems with restructuring and, in some cases, the lack of necessary skills.

Fiscal deficits deteriorated in 2005 in almost all of the CEB countries except the Czech Republic, Poland, the Slovak Republic and Slovenia. The average deficit across the region reached 3 per cent of GDP in 2005 compared with 2.4 per cent in 2004. The Czech Republic witnessed a marked improvement in its fiscal deficit to around 3 per cent on the back of much higher than expected tax revenues. Hungary, on the other hand, witnessed an increase in its fiscal deficit in 2005 from 5.4 per cent to 6.1 per cent. Despite some fiscal consolidation in 2004 and 2005, Croatia continues to run a relatively high fiscal deficit of around 4 per cent of GDP.

The average current account deficit across CEB in 2005 decreased to 6.2 per cent of GDP (from 6.6 per cent in 2004). In most countries, exports continued to increase at double-digit rates although slightly below the pace in 2004. As a result, trade deficits have narrowed, most notably in the Czech Republic. However, the current account deficit in Hungary remains high in comparison with its neighbours and declined only slightly to 8 per cent of GDP in 2005 from 8.9 per cent the previous year. Current account deficits remain especially high in the Baltic states, where ongoing increases in consumption and investment, fuelled by expanding credit, have led to higher import levels.

Two countries in the region, Latvia and the Slovak Republic, joined the Exchange Rate Mechanism II (ERM II) during 2005 (with Estonia, Lithuania and Slovenia having joined the previous year). International liquidity and EU accession have underpinned further inflows of foreign direct investment (FDI) into the CEB countries. Net FDI inflows rose by nearly 50 per cent to US$ 25.3 billion in 2005 (compared with US$ 17.2 billion in 2004). Particularly large increases in FDI over the past two years (relative to the 2003 level) have been achieved by the Czech Republic, Estonia, Hungary, Poland and the Slovak Republic.

Significant progress in reform was achieved across the CEB region, as countries face up to the remaining challenges in the transition process. Poland made progress in the financial sector, with a decrease in the role of state-owned banks and the introduction of stronger supervision, and made improvements



in governance and enterprise restructuring. Improvements over the past few years – and the market response to them – have kept Poland among the leading transition countries.

The Czech Republic made progress in the financial sector, especially in the areas of banking sector reform and stock market capitalisation. Hungary made significant improvements in governance and enterprise restructuring and its maturing securities markets. Lithuania saw further progress in large-scale privatisation and banking reform while the Slovak Republic made advances in governance and enterprise restructuring. In general, the banking sector in the region is now strong, with high foreign ownership and relatively good supervision but some risks remain if credit growth decelerates, highlighting the need for sound fiscal policies by governments in the region.

The new EU members continued to harmonise their legal frameworks with EU legislation in 2005. The business environment was improved by reducing bureaucratic procedures for company registration and licensing (the Czech Republic), enhancing civil enforcement procedures (Estonia and the Slovak Republic), establishing rules allowing majority shareholders to buy out minority shareholdings (the Czech Republic, Estonia and Lithuania) and enhancing securities regulations (Lithuania and the Slovak Republic).

The Czech Republic undertook major amendments to its commercial code, substantially shortening and simplifying the registration procedure for companies. Estonia passed a new civil procedure code that aims to speed up court proceedings for civil matters and to make them more efficient and less costly. Hungary made a number of amendments to its Competition Act to align it with EU regulations and amended its company laws. The Slovak Republic simplified the enforcement of civil court judgments. Croatia made some progress in simplifying business and land registration procedures but reform of the judicial system and of public administration has advanced only slowly and remains a major challenge.

The CEB countries have evidently achieved a number of reforms over the past few years. However, once the eight EU candidates had "closed" the final chapters of the *acquis communautaire* (the entire body of EU laws) in 2002, there was a weakening of popular support for painful restructuring. Meanwhile, CEB governments have concentrated on longer-term, institution-building projects in order to implement EU laws effectively. Consequently, there has been a strong market response in many CEB countries, with higher levels of investment and access to international capital markets. In addition, evidence from the 2005 EBRD/World Bank Business Environment and Enterprise Performance Survey (BEEPS) suggests that obstacles to doing business in the region have diminished over the past three years, with the sharpest improvement in the Slovak Republic.

EBRD investment

In response to market needs, the EBRD invested €700 million in central Europe and the Baltic states (CEB) in 2005, compared with €964 million in 2004 and €1.2 billion in 2003. This gradual decline in investment reflects the diminishing need for EBRD financing in this region as other sources of finance become available. The number of EBRD projects signed in 2005 totalled 21, one less than the previous year. The Bank's total investment in CEB since 1991 amounts to €10.6 billion.

Cleaning up Poland's power sector

Constructed in 1966, Patnow is one of three power plants at Patnow Adamow Konin (PAK) near the Polish town of Konin on Lake Goplo. It is typical of the vast, polluting Soviet-era power stations on which most of the country still relies for its power. In past years, Patnow has even found itself on the World Wildlife Fund's "Dirty Thirty" list, naming and shaming the 30 worst polluters in Europe.

As the industry begins slowly to privatise, things have clearly got to change. The EBRD has provided PAK with €63 million over 14 years as part of a €550 million project to construct a new environmentally friendly unit at Patnow II using new technology that will reduce emissions into the atmosphere, create jobs and provide cheaper electricity for consumers.

PAK is already one of Poland's largest and lowest-cost electricity producers and one of only three big power providers to privatise so far. Since its privatisation in 1999, the company (responsible for 13 per cent of the country's electricity) has been owned and controlled by Elektrim S.A.



Roman Jarosinski, Vice President of Elektrim S.A.'s Management Board, said: "It should be underlined that presently this is the biggest ever investment in the Polish power industry." Analysts' predictions show that operating profits for the Patnow II plant should increase substantially by 2020 as a result of the new efficiency measures. Along with the environmentally friendly technology, the new unit will set a standard for all Polish coal-fired power plants.

Low fuel costs, low transportation costs due to its proximity to the lignite mines (which have reserves to supply the plant for 40 years) and high efficiency due to the new technology mean that PAK will act as a benchmark for other energy competitors in Poland.

The key environmental issue is, of course, air emissions. Sulphur emissions will be reduced by an impressive 50 per cent when modernisation is complete. This is basically because the new unit will replace two old and inefficient mazut-fired units and will use state-of-the-art pollution-control technology.

Construction of the new lignite-fired unit will be finished by SNC of Canada, one of the industry's leading contractors. It will meet the relevant EU emission standards (which would otherwise have rendered the plant illegal) and the client will have to submit annual environmental reports to the Bank, detailing environmental and health and safety performance.

Environment Protection Director, Dr Maciej Kabata, says the new unit meets "the stringent ecological parameters of Polish and European standards. By installing such ecological devices, the negative influence on the natural environment near to the power station as well as in the whole Wielkopolska region will be considerably reduced."

Reducing sulphur dioxide emissions

Most people agree these days that the planet is getting hotter and one of the key culprits is sulphur dioxide. SO_2 is released into the atmosphere in huge quantities by, among other things, electricity generating plants like Patnow.

Sulphur dioxide is a stinging gas that can eventually transform into sulphuric acid mist. High exposure produces breathing problems, respiratory illness and cardiovascular disease. The main precursor of acid rain, it also damages trees and crops, acidifies lakes, corrodes buildings and contributes to smog.

It is mainly emitted during the combustion of sulphur-containing fossil fuels, such as crude oil and coal. Sulphur dioxide concentrations in the air have decreased in the last two decades, mainly because we use more non-sulphur containing fuels for the generation of energy.

However, unlike other European countries, Poland's 55 power plants are 95 per cent coal-fired. Because of the substantial coal reserves and no hydropower potential, this will continue to be the case for the foreseeable future. Patnow II aims to demonstrate that with the help of investment, environmentally friendly units can be built that will dramatically cut emissions.



Innovative EBRD financing has improved essential services across the region.

Poland was the largest recipient of funds in 2005, with a total investment of €340 million. EBRD financing was spread across most sectors but there were three projects of particular significance signed during the year. The Bank provided €63 million to finance the construction of a new power plant in Poland, representing an important step towards the establishment of a competitive energy market owned and operated by the private sector (see page 40).

In Bydgoszcz the Bank agreed to purchase €42 million of revenue bonds issued by the city's water company – the first project of its kind in central Europe and an example of how other infrastructure projects could be financed by the capital markets. The third project involved the development of a modern hypermarket chain, supporting the expansion of Kaufland into Poland following its successes in Croatia, the Czech Republic and the Slovak Republic.

The EBRD continued to support small businesses across the region, extending its cooperation with the European Union. Within the EU/EBRD SME Finance Facility, 15 new loans were extended to financial intermediaries, such as leasing companies that provide much-needed assistance to small business.

A new initiative, the EU/EBRD Preparatory Action Programme, was launched to provide financing to micro and small enterprises in the new EU member states. The first institution to join the programme was Istrobanka, a medium-sized bank in the Slovak Republic, which received a credit line of €10 million for on-lending to small business.

In 2005, 29 per cent of the Bank's signed projects in CEB were equity investments. Six equity funds received €113 million of EBRD capital. These include four funds that have already established a successful track record. One of the new funds – the BPH Property Fund – will invest in medium-sized property in Poland.

Local companies in CEB are increasingly investing cross-border. One example is a joint project launched by a Lithuanian property developer and a large DIY retailer owned by Kesko of Finland. The project involved the establishment of three modern retail outlets in Minsk in cooperation with the Belarussian retailer OMA. The EBRD supported the project with a €11 million loan.

In the infrastructure sector, the EBRD supports projects that promote private sector involvement. For example, the Bank invested €71 million in Véolia Transport (formerly known as Connex), a leading public transport operator, to increase private sector involvement in the passenger transport market (see page 16). In the Polish city of Krakow the EBRD extended a syndicated loan to MPK, the provider of bus and tram services, to improve basic infrastructure and to support the city in introducing a more commercial approach through a long-term public service contract.

In Hungary the Bank provided €32 million to support the construction of the M6 motorway under a public-private partnership scheme. A private consortium will construct and operate the motorway. In Croatia the EBRD lent €27 million to the Port of Dubrovnik Authority to extend facilities in the port of Gruz and to help the borrower introduce modern commercial practices, such as a transparent procurement process, making use of private sector involvement.

EBRD investments in 2005

€700 million

Share of the Bank's total investments in 2005

16%

Total EBRD investments since 1991

€10.6 billion

In Croatia the EBRD also provided a loan of €10 million to VKK, a company owned by the city of Karlovac, to construct a waste-water treatment plant and to modernise the sewerage network. The project will contribute to greater commercialisation and lower pollution levels in the local rivers. EBRD financing has been accompanied by an EU grant of €22 million.

Looking ahead

Over the next five years the EBRD is likely to devote a diminishing share of its business volume to central Europe and the Baltic states (CEB). Our investments will continue to be driven by the market. The EBRD will provide financing only if it can provide added value and if the funding is not available elsewhere. EBRD investments in central Europe are projected to be €550 million in 2006.

In 2005 the EBRD approved new country strategies for Croatia, the Czech Republic, Hungary and Latvia. Over the next couple of years the Bank will strive to address some of the remaining gaps in these countries' transition to a fully developed market economy. In the enterprise sector the EBRD will continue to put an emphasis on small business and will support local enterprises and foreign companies involved in cross-border investments. The Bank will support projects that, because of their large size, their complexity or their political sensitivity, call for the EBRD's involvement.

In infrastructure the EBRD will participate in road projects where the Bank's know-how in public-private partnerships brings an advantage, complementing the financing provided by EU structural funds and the European Investment Bank. We will encourage public transport restructuring to achieve better services and increase efficiency. In the municipal sector we will offer innovative products and financing that does not require government guarantees. The Bank will promote energy efficiency through direct investment and through facilities managed by financial intermediaries.

The EBRD will continue to support local banks, insurance and leasing companies and equity funds. We will also encourage the development of local capital markets. Increasingly, the EBRD will focus on riskier products, such as various forms of equity and loans with longer maturities. An important objective will be to continue our close cooperation with the EU on infrastructure projects, particularly in the municipal and transport sectors.



South-eastern Europe

EU membership became a closer prospect for Bulgaria and Romania in 2005 while other countries in the region took steps in the same direction. In line with the Bank's new strategy of moving further south and east, the EBRD increased the proportion of its financing devoted to this region.


elvial
elvial
elvial

◂ Homeowners in Bulgaria are undertaking energy-saving home improvements thanks to a residential credit line financed by the EBRD.



03

Progress with structural reforms has underpinned strong economic growth.

Investment climate

South-eastern Europe (SEE) made significant progress in 2005 towards further integration with the European Union. Bulgaria and Romania remain on track for membership in January 2007. However, in Bulgaria, enhanced efforts are still needed to improve the functioning of the judiciary and to combat corruption efficiently while in Romania, improvements are needed in the enforcement of state aid control as well as in the fight against corruption.

The Former Yugoslav Republic of Macedonia also became an EU candidate country in December 2005 following a positive recommendation from the European Commission. For Bosnia and Herzegovina and Serbia and Montenegro, the EU considered that the conditions have been met to start negotiating a Stabilisation and Association Agreement (SAA). Albania witnessed a peaceful change of government following parliamentary elections in July, paving the way for the signing of an SAA (this occurred in February 2006).

Political stability throughout the region and further progress with structural reforms continued to underpin strong economic growth. This is estimated at 5 per cent for 2005 compared with 6.5 per cent in 2004. Growth in Bulgaria and Romania was driven primarily by increased private consumption, fuelled in turn by higher incomes and strong credit growth as banking systems have developed further. Investment continued to be driven by the prospect of EU accession, ongoing privatisations and, in the case of Romania, sharp reductions in interest rates. However, flood damage in summer 2005 contributed to a contraction in agricultural output.

A slight slow-down in growth occurred in Serbia and Montenegro, declining to 6 per cent for 2005 compared with 7.2 per cent in 2004. Industrial production stagnated while the agricultural sector failed to match the very high growth rate achieved in 2004. However, other sectors, such as transport and services, grew rapidly, and exports rose by approximately 30-40 per cent compared with the previous year. Other Western Balkans countries, such as Albania, Bosnia and Herzegovina and FYR Macedonia, all recorded another year of solid growth.

Average inflation in SEE rose again, to 5.8 per cent in 2005 compared with 5.4 per cent in 2004. This regional increase stemmed from a marked acceleration in Serbia from 9.5 per cent in 2004 to an end-year rate of 17.5 per cent in 2005, due mainly to factors such as stronger nominal depreciation, the introduction of VAT in January 2005, increases in administered prices and high oil prices. The rate of inflation is falling in most other SEE countries. In Romania, for example, average inflation dropped to 9.2 per cent in 2005 from 12 per cent the previous year.

The average general government deficit in SEE remained largely unchanged in 2005, at about 1.6 per cent of gross domestic product (GDP). The highest deficit in the region was in Albania, at 3.3 per cent of GDP. In Bulgaria the consolidated general government balance recorded a surplus for the third year in a row. However, the decision to raise the minimum wage by 25 per cent during 2004 led to lengthy discussions with the International Monetary Fund (IMF) regarding the country's precautionary standby programme. Following this, the programme was put back on track.

The Romanian authorities reached an initial agreement with the IMF on a new 2005 budget deficit target of 0.7 per cent of GDP. However, the government subsequently increased the target to 1 per cent of GDP to deal with the costs of widespread flooding in summer 2005 and decided to raise public sector wages. The country's readiness to consolidate public finances was deemed insufficient by the IMF. A combination of factors, including the government's unwillingness to pursue a more prudent public sector wage policy and to bring domestic gas


TECUCI

prices in line with world prices as well as some sluggishness on structural reforms (in particular, the upgrading of the heating sector, the reform of the Labour Code and the implementation of specific measures to tackle corruption and improve governance) caused the IMF to declare the standby arrangement off-track in October 2005.

One of the consequences of rapid credit growth in the SEE region has been the continued high current account deficits. These averaged 10.3 per cent of GDP in 2004 and fell only slightly to 9 per cent in 2005. Nevertheless, the year also witnessed record inflows of foreign direct investment (FDI) of US$ 11.6 billion, up from US$ 9.2 billion in 2004. They remained concentrated in Bulgaria and Romania as well as in Serbia and Montenegro, which is becoming an important recipient of FDI. FYR Macedonia diversified its sources of international finance by launching its first eurobond in late 2005.

Reform efforts in SEE slowed slightly in 2005. The main exception to this trend was Serbia and Montenegro, which saw significant progress in large-scale privatisation, governance and enterprise restructuring, trade and foreign exchange liberalisation, and banking reform. A new competition protection law (applicable in Serbia only) came into force, aimed at preventing distortions in the local market. These reforms were achieved despite continuing political uncertainty over the future of the State Union and the final status of Kosovo. However, Serbia and Montenegro still has a long way to go to catch up with the more advanced countries in the SEE region.

Other advances in market reform were more modest. Bosnia and Herzegovina made some welcome progress in large-scale privatisation and Bulgaria implemented improvements in the legal framework for competition policy, consistent with EU regulations. Following elections, the reform process was resumed and more than 55 new pieces of legislation have been adopted by the new Bulgarian parliament within the framework of EU accession. Meanwhile, the Romanian government has made the fight against corruption one of its top priorities.

Bulgaria and Romania paid special attention to the upgrading of their regulatory frameworks in line with EU regulations. Romania increased the minimum capital requirements for limited liability companies and joint-stock companies and Bulgaria enacted a new code of private international law.

Evidence from the 2005 EBRD/World Bank Business Environment and Enterprise Performance Survey (BEEPS) suggests that the business climate has improved over the past three years but obstacles to doing business typically remain higher than in central Europe. The levels of bribes paid to public officials have fallen significantly across the region but businesses are still concerned about how certain laws are applied and the quality of the judiciary. Many businesses, especially in the Western Balkans, are still forced to spend a considerable amount of time dealing with public officials.

EBRD investment

EBRD investments in south-eastern Europe (SEE) totalled €1.2 billion in 2005, up from €1.0 billion in 2004. This represents a 28 per cent share of the Bank's total investments in 2005, compared with 25 per cent in 2004. During the year the Bank significantly stepped up its support for infrastructure and the financial sector. A total of 41 projects were signed by the EBRD in 2005, up from 38 the previous year. Total EBRD investments in SEE since 1991 amount to €6.5 billion.

The two most advanced EU candidate countries – Bulgaria and Romania – were the largest recipients of EBRD finance, receiving €285 million and €500 million respectively. This has helped both countries to advance their reform programme in preparation for EU accession in January 2007.

Take-off at Tirana Airport

The 2,750 m runway at Tirana's Mother Theresa Airport was originally built in 1957 with the help of the Soviet Union. The airport, 27 km away from Tirana itself and near Durres, the country's most important Adriatic port, was intended solely for military use.

In 1970, China helped to build a civilian terminal but few changes were made to the airport after this. In fact, an official report remarked that the airport's "civilian facilities fall significantly short of international guidance standards".

The economic problems facing the country meant that much-needed investment was in short supply – until last year. In 2005 the EBRD agreed to lend €21 million to Tirana Airport Partners (TAP), a consortium led by Germany's Hochtief Airport, to support a €50 million refurbishment project. Tirana will be the fifth airport in Hochtief's portfolio, alongside Athens, Dusseldorf, Hamburg and Sydney.

TAP began its 20-year responsibility for the whole airport in April last year, quickly introducing changes to the maintenance of the airport and the quality of the catering facilities. It has agreed to pay a concession to the Albanian government in return for all airport profits.

The new airport will be of a thoroughly modern variety to rival any in the world. Rescue and fire fighting services will of course be developed in compliance with international standards, including staff training, inspections and development of emergency procedures.


LME

The foundation stone for the new terminal was laid in May 2005, marking the start of what will be one of the most modern infrastructures in the country serving a million passengers a year. The construction project will also provide a much-needed new 7 km road to service the new airport.

Ten airlines already fly passengers from Tirana to 15 destinations worldwide. In March 2006, British Airways (BA) launched its thrice-weekly London-Tirana service. "What we have seen during these last five years is that Tirana, as a city, has been expanded and lots of construction is under way. As we know, there are many Albanians in London who would go to Albania to visit their families back home. This will be a good market for BA," said David Roucham, Executive Manager for Eastern and Central Europe and the Mediterranean, when the route was announced. He expects 25,000 passengers on the route in the first year, increasing incrementally after that.

The number of flights in and out of the airport on a daily basis is predicted to increase from today's 25 to at least 65 over the 20-year concession period. Already passenger numbers have risen from 100,000 people using the airport in 1992 to over 560,000 in 2003.

TAP will create 2,650 jobs in and around the airport in the first few years of operation and a further 5,000 jobs over the next two decades. As of now, the aeronautical revenues make up 90 per cent of the airport's income. Rent, food, retail and car park concessions are more than ten times below the European average so there is huge potential for profit once the modern terminal becomes operational in 2007.

The airport will be of particular benefit to Albania's substantial migrant workforce. Over 20 per cent of the country's population work abroad (mostly in Italy), a migration that has caused a population decrease of 3 per cent over the past decade.

Lending a helping hand from afar

The Albanian economy depends heavily on remittances sent home by its workers living abroad – over half of them actually delivered in person. South-eastern Europe as a whole attracts in excess of US$ 15 billion a year in remittances through official channels and, along with the unofficial deliveries, they amount to more than 15 per cent of Albania's gross domestic product.

A massive 25 per cent of Albania's workforce left the country in the 1990s, including half of all professionals. The University of Tirana says that half of its graduates emigrate, mostly seeking employment opportunities in the United States or Canada. However, most emigrants move to Greece and Italy.

Remittances to developing countries add up to an annual total in 2005 of US$ 167 billion, according to recent World Bank estimates. As the Western Union slogan reads: "If you can't be there, your money can." The problem, in economic terms, is getting this money into the country's banking system, especially in a country like Albania where 60 per cent of the population lives in rural areas and is not accustomed to using banks.

"Remittances are one of the most important sources of finance for developing nations and therefore we must establish an environment that can enhance their impact on the overall development process," said Adrian Fullani, Governor of the Bank of Albania. Jean-Marc Peterschmitt, EBRD Director for Bank Lending, agrees: "It is a question of educating people to use local banks and open an account."

In September 2005 the Bank hosted a one-day seminar on remittances, attended by central bankers and other international financial institutions. The Swiss government is currently supporting the Bank's research into this area.



Key infrastructure projects received significant EBRD investment in 2005.

In Romania the EBRD continued its support for energy sector reform by participating alongside Gaz de France in the privatisation of the gas sector. The Bank also supported major infrastructure projects, including a loan of €144 million (provided in Romanian lei) for construction of the Constanta by-pass. This project includes the renovation of ten bridges crossing the Danube and Black Sea channel and emergency repairs to the national road network following the severe floods in 2005.

The EBRD signed three municipal urban transport projects in the cities of Arad, Brasov and Sibiu, which was selected as the Cultural Capital of Europe for 2007. The EBRD's financing will help Sibiu upgrade key aspects of its infrastructure and introduce commercial practices to its public transport system. The Bank also undertook its first district heating project outside of Bucharest, lending €13 million (including a local currency component) to the city of Iasi. In the manufacturing sector, the EBRD helped to finance the construction of a major particleboard production plant in northern Romania, which will create up to 700 new jobs.

A significant milestone in the privatisation of the banking sector was achieved with the successful sale of a majority stake in BCR, the largest bank in Romania, to a strategic investor, Erste Bank of Austria. After taking a 25 per cent stake in BCR in 2004, the EBRD and the International Finance Corporation (IFC) helped the bank to adopt international best practice in corporate governance and to set specific financial performance targets. The successful implementation of these measures made BCR a stronger and more attractive bank for international investors. As a result, the Romanian government was able to sell its 38 per cent stake together with the stake held by the EBRD and IFC for €3.8 billion.

To support Bulgaria's reform programme, the EBRD made a number of significant investments, particularly in the energy sector. The most valuable was a loan of €114 million to Maritza East I Power Company to support the construction of a new 600 MW lignite-fired power plant. The Bank also supported the privatisation of two electricity distribution companies serving the north-east of Bulgaria.

Energy efficiency projects included a €18 million loan to local pulp producer Svilosa to fund environmental and energy efficiency improvements and an expansion in production (see page 21). The Bank also launched a €50 million energy efficiency credit line for the residential sector, using grant co-financing from the Kozloduy International Decommissioning Support Fund. The credit line follows on from a similar project launched last year for the industrial sector.

In the Western Balkans, the EBRD continued to invest across the region and to cooperate with other international financial institutions operating in the region. The Bank significantly increased its investments in Serbia and Montenegro and roughly matched its 2004 investment levels in Albania and Bosnia and Herzegovina. However, in FYR Macedonia the Bank's financing declined slightly.

The EBRD invested €195 million in Serbia and Montenegro in 2005, supporting 16 projects. These investments marked a successful shift in the Bank's portfolio to a more private sector focus, supporting a diverse range of sectors. In the financial sector, local banks benefited from a mortgage financing facility, small business credit lines and equity investments.

To assist the reform of Serbia and Montenegro's infrastructure sector, the EBRD provided finance to the Air Navigation Services to improve air safety, to the Montenegrin government to upgrade the

EBRD investments in 2005

€1.2 billion

Share of the Bank's total investments in 2005

28%

Total EBRD investments since 1991

€6.5 billion

regional road network and to the Serbian Roads Directorate to improve the motorway between Belgrade and Novi Sad. The EBRD continued to coordinate closely with the European Investment Bank (EIB), the European Union and the World Bank, ensuring that financing was provided for the key infrastructure projects that will have the greatest impact on the transition process.

In Bosnia and Herzegovina the EBRD was the largest lender for the second year in a row, providing €108 million in new commitments. The Bank supported a critical railway project that will provide businesses with reliable transport for their goods and provided financing for energy efficiency and environmental improvements at the Mittal Steel plant in Zenica. Other projects included a loan for Nasicecement to establish a brick-making factory outside Sarajevo.

In Albania the Bank financed three projects totalling €60 million. These included a €35 million investment to upgrade a segment of the country's north-south road corridor and €21 million to improve facilities at the new Tirana Airport Terminal, the country's first major public-private partnership project (see page 48).

The EBRD's major investment in FYR Macedonia was a €25 million loan to Mittal Steel Skopje to improve the energy efficiency of the steel mills, to provide working capital and to support further regional integration of the steel industry. Since taking over the two steel-rolling mills in Skopje in 2004, Mittal Steel Skopje has revived a crucial part of the economy that would otherwise have remained stagnant.

The EBRD maintained a high level of activity under its TurnAround Management (TAM) and Business Advisory Services (BAS) Programmes, which provide expert assistance to local companies (see page 29). In 2005, 60 TAM projects and 247 BAS projects were started. A new BAS office was opened in Kosovo.

Strong support was provided to rural regions and environmental projects. TAM/BAS activities have led to EBRD investment of €225 million since 1991.

Looking ahead

The EBRD intends to devote an increasing share of its business volume to south-eastern Europe. Emphasis will be placed on projects that have a regional focus and the ability to strengthen economic links in the region – for example, projects involving power, transport, trade facilitation, regional integration of private business and the regional expansion of financial institutions. The Bank also aims to enhance cooperation with local authorities, particularly in the area of municipal utilities.

In Bulgaria and Romania the EBRD will continue to support infrastructure projects and energy development, particularly through the transfer of state companies to private ownership and through the commercialisation of energy utilities. The Bank will place an increasing emphasis on lending in local currency and on developing local capital markets. In particular, the EBRD will support local enterprises to help them improve their competitiveness ahead of EU accession.

In the Western Balkans the EBRD aims to increase its support for the privatisation process. The Bank will continue to finance key infrastructure projects where there is a clear benefit to the transition process. Priority will be given to projects with a strong regional dimension. The Bank will advance commercial financing to municipalities and will support corporate restructuring in the energy and transport sectors. The EBRD will continue to work with the EIB and the EU in these sectors and will focus on municipal projects and projects with regional linkages. In the financial sector the Bank's priorities will include the implementation of an EU/EBRD Western Balkans small business framework.





Western CIS and the Caucasus



Strong domestic demand contributed to another year of high growth in 2005. The EBRD doubled its investment in Ukraine and devoted an increasing share of its financing to the rest of the region, which includes four of the poorest countries where the Bank operates.

◂ Production at the Gostomel glass factory in Kiev is set to increase following the construction of a new furnace backed by EBRD financing.



Armenia led the way in terms of reforms in 2005.

Investment climate

Growth in the western region of the Commonwealth of Independent States (Belarus, Moldova and Ukraine) and the Caucasus (Armenia, Azerbaijan and Georgia) remained robust in 2005 on the back of strong domestic demand. However, growth declined slightly from 2004 levels in some countries.

The most significant slow-down was in Ukraine, where growth fell from 12.1 per cent in 2004 to 2.4 per cent in 2005. This was due to a sharp decline in external demand for steel and other metals and a reduction in investment because of continuing uncertainty over the business and political environment. Under the new leadership elected at the end of 2004, Ukraine has built on the previous government's reforms and affirmed its commitment to democratic and market reform and European integration. It has reached several milestones on the way towards membership of the World Trade Organization (WTO).

In the banking sector, Ukraine repealed the burdensome regulations that had required all investments to be made only in local currency and through local bank accounts. An improved regulatory framework has led to increased foreign investment and growth in lending to the private sector. The transparent re-sale of the Kryvorizhstal steelworks has set a new standard for the privatisation of state-owned assets and has eased concerns about the investment climate. Despite these achievements, progress in other reform areas has been slower than expected.

Rapid growth was achieved in the Caucasus in 2005 – most notably in Azerbaijan, which saw a doubling of its growth rate from 10.2 per cent in 2004 to 20 per cent in 2005 following an increase in oil production and higher oil prices. Armenia's strong growth (13.9 per cent in 2005) continued to be underpinned by a boom in construction and in the services sector and a good harvest. Georgia's growth of 7.5 per cent reflects particularly strong improvements in the industrial sector following recent privatisations. Growth also remained robust in Belarus and Moldova.

The rate of inflation remained high (averaging at 10 per cent) across the region, except in Armenia where it stood at 0.6 per cent. Reducing inflation will require prudent management of the revenue gained from oil exports. In addition, rapid credit growth has created a challenge for monetary policy and banking supervision in many countries. In Belarus, inflation declined considerably to 10.6 per cent and is now comparable with other countries in the region. This was achieved through the tightening of monetary policy and exchange rate stability but price controls on basic goods and utility services have also played a role.

Armenia led the way in terms of reforms in 2005, making further progress in large-scale privatisation and banking reform and strengthening its competition policy. It established a new deposit insurance fund with mandatory contributions from local banks and passed legislation providing for mandatory disclosure of financial transactions over a specified threshold, with a view to combating money laundering. However, opposition parties and independent observers denounced the results of a national referendum on key constitutional reforms in November 2005, raising concerns about the prospects for transparency and fairness in forthcoming parliamentary and presidential elections.

Georgia made significant progress in the transition process in 2005. The election of a democratic and market-oriented government at the end of 2003 has yielded a number of reforms over the past two years. The government has made improvements in large-scale privatisation, enterprise restructuring and governance, including new legislation on secured



transactions. In Azerbaijan, progress in transition has been slower. However, the country recently accepted the International Monetary Fund's Article VIII obligations and has taken some steps towards meeting the membership requirements of the WTO. It has also established a special commission for dealing with corruption.

In the run-up to national elections in Moldova in 2005 the government reduced its interference in the economy and introduced important reforms in governance and enterprise restructuring. As in Georgia and Ukraine, Moldova has emerged from a political crossroads with a stronger commitment to democratic and market reform and global integration.

In contrast, Belarus has shown little indication of moving towards greater political pluralism and democratic rights. Only limited progress was achieved in structural reforms, and a large reform agenda remains to be addressed.

Much still needs to be done across western CIS and the Caucasus to improve the climate for doing business. The 2005 EBRD/World Bank Business Environment and Enterprise Performance Survey (BEEPS) shows improvements in some areas but a deterioration in others. For example, enterprises in Belarus reported that the business environment had improved over the past three years but this was from a very low base and state intervention still occurs regularly.

In contrast, obstacles to doing business have increased in Armenia and Azerbaijan over the past three years according to the firms surveyed. In both countries, firms reported that they are required to pay an increasing level of bribery, and senior managers are having to spend more time dealing with public officials on regulatory issues.

EBRD investment

EBRD investments in the western CIS and the Caucasus totalled €931 million in 2005, an increase of €332 million on the previous year's total. This region is attracting an increasing share of EBRD investments as the Bank continues to shift the focus of its financing further east. The six countries in this grouping received 22 per cent of the Bank's total investments in 2005, up from 14 per cent in 2004. The number of EBRD projects signed during the year almost doubled, rising from 18 in 2004 to 34 in 2005. Since the EBRD started its operations in 1991, it has invested a total of €3.7 billion in this region.

Four of the countries in the grouping (Armenia, Azerbaijan, Georgia and Moldova) form part of the Bank's Early Transition Countries (ETC) Initiative, which aims to support the poorest countries where the Bank operates (see page 14). The initiative is supported by the ETC Fund, a multi-donor facility which operates in parallel with other assistance in the region, including by the European Community and the United States. All four ETCs benefited from an increase in EBRD financing in 2005.

The largest recipient of finance was Ukraine (€529 million), which saw a doubling of EBRD investment in 2005. The main areas of EBRD support were transport, agribusiness, banking, investment funds, energy and municipal infrastructure. For example, the EBRD financed the next stage of the road construction project that will link Kiev to Ukraine's western border and financed a new high-voltage electricity transmission line that will improve electricity supply in the Odessa region. The Bank also invested in two private equity funds that will provide much-needed equity capital to medium-sized businesses and financed the development of a chain of petrol stations.

Funding new ventures in Ukraine

If you have ever bought any pharmaceuticals in Ukraine, the chances are they were delivered by Laona, a local distribution company started by four friends at Kiev University. When supply chains broke down in the early 1990s, the friends funded their studies by delivering drugs to pharmacies in cardboard boxes.

They did so well that within two years they had started Alba Ukraine, a wholesale distribution company. One of the few drugs companies to survive the 1998 currency crisis, it expanded across the country and set up 12 affiliates. By 2000 it had become the largest wholesale distributor in Ukraine.

To maintain its market lead and to continue its expansion, the company decided in 2002 that it needed financing. And that is where the EBRD and Euroventures Ukraine come in.

Euroventures Ukraine is about to receive €21 million of financing in the form of subscribed capital from the EBRD, one-third of the fund's projected total size. This is the successor to the Euroventures Ukraine Post Privatisation Fund, which was sponsored by the EBRD. The aim of these funds is to provide capital to local private companies to help finance the expansion of their businesses (and, obviously, to provide positive returns for the funds' investors).



In the case of Laona, the new equity allowed it to finish construction of a state-of-the-art new warehouse, to launch a new production line, to improve storage and to upgrade customer services. And the fund's involvement did not stop at giving out the money – with a fund manager on the board of directors, it actively takes part in running the company to international standards. By the end of 2006, Laona is hoping to have a 15 per cent market share and sales of €169 million.

"Working with Euroventures Ukraine is invaluable for us in terms of learning skills that within a short period of time allowed us to create new competitive advantages and to enhance our existing ones," said Vladimir Dzhus, one of the founders and now Deputy Head of the Supervisory Council at Laona.

Another fund beneficiary is Anthousa, a chain of supermarkets owned by Furshet, the first of whose stores opened during the currency crisis of 1998. Furshet is now a home-grown empire, not only selling food and household goods at 47 stores around the country but also producing vegetables, ravioli, jams and confectionery under its own label. It runs its own bakeries and even has an online home delivery service. In 2004 it made an estimated €203 million, making it the second-largest supermarket chain in Ukraine.

This growth was partly supported by €2 million of new capital provided in 2002 by the Euroventures Ukraine Fund. Some 9,000 new jobs have been created in the company since the fund's investment.

The new fund aims to diversify its investor base. The hands-on approach of the fund manager and the high-level expertise of team members will help to create sustainable private businesses and thereby attract foreign investment, setting an example to fledgling businesses countrywide and in neighbouring areas.

Tackling energy efficiency

It was a very cold start to the year in Ukraine, underlining if it were necessary the country's chronic energy efficiency problems. The Ukrainian economy uses almost seven times the amount of energy used in western Europe per unit of gross domestic product. Unsurprisingly, this puts a big strain on the economy and, of course, on the environment.

High energy usage is partly due to the cold climate and the needs of Ukraine's heavy industry but there is also a legacy of enormous reliance on inefficient Soviet-era energy systems in all homes, hospitals, schools and factories. Although costs have risen in recent years, power is still subsidised so people are unaware of the amount of valuable energy they are using.

"Ukraine could reduce by half the 70 per cent of its gas supply it now imports mainly from Russia and Turkmenistan," said Vasyl Bogatyr of the Ukrainian Energy Service Company (UkrESCO), a majority state-owned joint-stock company established in 1998 as a joint initiative between the EBRD and the EU. "But it would take tens of billions of dollars to plug all the holes."

In 2005 the EBRD pledged to support energy efficiency in Ukraine with a €9 million loan for UkrESCO to fund further environmentally friendly energy efficiency projects designed and implemented by the company. So far, UkrESCO has put 19 energy-saving projects in place, ranging from the installation of new co-generation systems to the refurbishment of boiler houses.



EBRD investments almost doubled – from 18 in 2004 to 34 in 2005.

The EBRD stepped up its efforts to establish a framework for direct lending to municipalities in Ukraine and signed the Bank's first investment in the municipal sector without a state guarantee to improve water services for the city of Dnipropetrovs'k. The Bank provided further financing to UkrESCO for energy efficiency projects (see page 57) and restarted discussions with the new Ukrainian government, within the framework of the Energy Task Force and the Working Group on Transport, to help the country with reforms in the power and transport sectors.

In Belarus the EBRD strictly limits its activities to supporting the emerging private sector and does not finance state projects. This is due to the government's limited progress towards implementing democratic and market reforms in accordance with Article 1 of the Bank's Founding Agreement. During 2005 the Bank signed four private sector projects totalling €32 million. These included support for the entry of a regional retail operator into the rapidly growing DIY market in Minsk and support for the expansion of a locally owned brewery, Olivaria, that has operated since pre-Soviet times.

In Moldova the EBRD signed a record number of projects in 2005, in keeping with the ETC Initiative, which commits the Bank to supporting a large number of small projects. The eight projects signed in 2005 totalled €21 million. These included an equity investment in an agribusiness company and greater support for micro enterprises through a loan to the Rural Finance Corporation.

In the Caucasus, EBRD investment increased from €296 million in 2004 to €350 million in 2005. A large proportion of this was devoted to Azerbaijan, which received €245 million of EBRD finance. Support for the upgrading of the Baku-Samur road project, development of the Shah Deniz gas and oil field and construction of the South Caucasus gas pipeline provided the bulk of this business volume.

However, in line with the new strategy for Azerbaijan, the EBRD significantly increased the number and range of projects undertaken, using instruments available under the ETC Initiative and supporting the diversification of the economy. Co-financing facilities were negotiated with two local banks for the financing of medium-sized domestic enterprises, and the financing of micro enterprises was accelerated by increasing the number of banks and other specialist institutions that on-lend EBRD finance.

In Armenia the EBRD signed projects totalling €18 million, resulting in a substantial broadening of the Bank's portfolio in this country. Small loans were provided to locally owned renewable energy and gold mining companies. In addition, three equity investments were made under the Direct Investment Facility in local industries and financial service companies. Co-financing facilities were put in place with two domestic banks.

In Georgia an increase in EBRD investment was prompted by significant improvements in the business climate following the 2003 "rose revolution". Total EBRD financing of €87 million was provided through seven projects. Three of these were equity investments in local agribusiness companies. Of particular note was an EBRD loan (combined with grant financing) in support of a public transport project in Tbilisi.

The EBRD continued to help small businesses in the western CIS and the Caucasus through the TurnAround Management (TAM) and Business Advisory Services (BAS) Programmes (see page 29). In 2005, 16 TAM projects were started, funded by the ETC Fund and bilateral donors. A total of 320 BAS projects were started, also funded by the ETC Fund. A new BAS office was opened in Moldova. The two programmes continued to assist rural regions and introduced a new "cross-border" programme in the

EBRD investments in 2005

€931 million

Share of the Bank's total investments in 2005

22%

Total EBRD investments since 1991

€3.7 billion

Caucasus and a "women in business" initiative. TAM/BAS activities have led to EBRD investment of €78 million since 1991.

Looking ahead

In Ukraine the EBRD adopted a new country strategy in 2005, with the aim of increasing investment in infrastructure, transport and energy efficiency projects. The level of EBRD investment will depend on how successfully Ukraine commits to improving business conditions and undertaking reforms, such as establishing a consistent tax regime and a truly independent judiciary. The Bank will seek to enhance business practices in the companies receiving EBRD finance and will look for ways to develop local currency financing based on the approach used in other countries in the region.

In Belarus the EBRD will continue to focus on developing the private sector and on providing finance to micro and small enterprises through a growing number of privately owned banks. The Bank will also seek to establish a specialist microfinance institution that could reach out to entrepreneurs throughout the country.

In 2005 the EBRD adopted a new country strategy for Moldova, which remains the poorest country in Europe. The strategy establishes a number of challenges that need to be addressed. Moldova has to reduce government interference, strengthen its regulatory authorities and streamline its legal framework. The EBRD will seek to support micro, small and medium-sized enterprises by increasing the number of credit lines provided to local banks for on-lending. The Bank will continue to support businesses across all sectors. In particular, we aim to invest in private infrastructure projects to redress the balance between the capital city and the regions, especially in rural areas.

In its new strategy for Azerbaijan, launched in 2005, the EBRD acknowledged that the country faces substantial challenges despite the real progress achieved over the past couple of years. The EBRD intends to build on its large-scale investments in the energy sector and to support the country's economic diversification beyond oil and gas. The EBRD will help to improve competitiveness in the banking sector and will target improvements in infrastructure.

In all three Caucasus countries the EBRD will seek improvements in the investment climate through dialogue with the relevant governments. Investment priorities for Georgia include further support for municipal projects while in Armenia the Bank aims to strengthen the financial sector and to increase support for small businesses.





Russia

Russia's budgetary surplus almost tripled in 2005 as the country continued to benefit from increasing prices for natural resources. EBRD investment helped to diversify the Russian economy and to support the development of the private sector.



◂ Prostor pharmacy in Moscow is one of the many enterprises to have received loans through the EBRD's Russia Small Business Fund.



05

International reserves of the Central Bank reached a record high in 2005.

Investment climate

Growth in the Russian economy slipped to 6.4 per cent in 2005 from 7.1 per cent in 2004 as a result of a marked slow-down in industrial production from 7.4 per cent in 2004 to 4 per cent in 2005. Growth in oil production and exports slowed sharply. Investment growth also declined somewhat although there was some pick-up in the second half of the year. However, the slow-down has been balanced by increasing oil prices.

Government revenues remained extremely buoyant on the back of further increases in the world prices of Russia's major export commodities. The consolidated budget surplus reached US$ 33.5 billion in the first half of the year, nearly three times higher than in the same period in 2004. Preliminary estimates indicate a full-year budget surplus of over 7 per cent of gross domestic product (GDP) against an initial target of 1.5 per cent.

Stabilisation fund assets increased to US$ 43 billion at the end of 2005. This was despite the use of US$ 15.1 billion of assets to pay some of the country's US$ 40 billion Paris Club debt. The authorities also fully repaid the US$ 3.3 billion debt to the International Monetary Fund. Inflationary pressures decreased slightly, with the consumer price index reaching 10.9 per cent by the end of 2005, compared with 11.7 per cent at the end of 2004. This reflected increased liquidity inflows and expansion of the money supply in tandem with increases in regulated prices, such as utility tariffs.

High prices for natural resources drove the current account surplus in 2005 to around 12 per cent of GDP. International reserves of the Central Bank reached another record high of US$ 182 billion by the end of 2005. Despite remaining political uncertainties, the Central Bank of Russia estimates that gross inflows of foreign direct investment (FDI) to the non-financial sector reached a record US$ 16.7 billion and that private external transactions recorded a net inflow over the year.

State intervention in the economy and centralisation of decision-making increased during the year. The scope of the private sector was scaled back as the state reasserted control over Gazprom (and its various banking and media holdings), Gutabank and the bulk of assets owned by the Yukos oil company. Market liberalisation also suffered a setback through a wide-ranging and selective campaign by the tax authorities to recover unpaid taxes. In addition, high-ranking state officials were appointed to the boards of state-owned enterprises and regulations were tightened in sectors considered "strategic" by the authorities.

The adverse impact of these measures on the general business climate was partially offset by the country's continued robust macroeconomic performance and the abundant liquidity stemming from substantial inflows of capital. Russia has been given an investment grade rating by the three main commercial rating institutions, and Russian companies and banks increasingly have access to international capital markets. However, the returning confidence may owe more to the surge in oil prices than to institutional reforms.


ПЕТЕРСТАР

Progress in administrative reforms was mixed and judicial reform has slowed down. Corruption, according to several sources, continues to be a systemic problem, as highlighted by many of the respondents to the 2005 EBRD/World Bank Business Environment and Enterprise Performance Survey (BEEPS). However, significant advances were made in banking sector reform during the year. The authorities adopted a new banking strategy in April, a deposit insurance scheme was set up and international financial reporting standards have become obligatory for banks.

A new concession law was designed to boost private investment in infrastructure and to ensure effective use of state and municipally owned property. Credit bureaux have been introduced to bring about greater stability and credibility in the Russian financial market. A new law on special economic zones introduced in 2005 aims to apply favourable conditions to businesses in specific regions. This includes the waiving of custom duties for foreign manufactured goods.

EBRD investment

In 2005 the EBRD invested in 39 projects in Russia totalling €1.1 billion. This represents a 26 per cent share of the Bank's total investments for the year – a slight decline on 2004. This brings our total cumulative commitments in Russia to €7.2 billion. Gross disbursements in 2005 amounted to €681 million.

One of the year's major innovations was the launch of the Bank's first rouble bond, which raised 5 billion roubles (€140 million) in May 2005 to provide long-term loans free of exchange risk for Russian projects. The first bond and first floating-rate note launched on the domestic market by an international issuer was made possible by the creation of the Moscow Prime Offered Rate, a new transparent local money market index providing a transparent benchmark for bank loans. The demand for rouble loans has since grown substantially and the Bank is therefore expected to revisit the Russian bond market in 2006.

In line with its mandate, the EBRD once again used its investments to foster the development of the Russian private sector. As always, our projects also attracted significant additional investment from foreign investors. This trend was also reflected in syndicated co-financings where the EBRD maintained its strong position as a leader, supporting borrowers in a broad range of projects.

In the manufacturing sector the EBRD became a partner in the Toyota Motor Corporation's first Russian venture, investing €24 million in the assembly plant being built outside St Petersburg (see page 64). The deal is a good illustration of the EBRD's commitment to help diversify the Russian economy. The Bank also provided support for the first major investment in Russia by the world's largest aluminium group, lending €25 million for the refurbishment of two regional rolling mills bought by Alcoa.

Revving up Russia's car industry

There is no denying that some of Russia's domestically produced family cars have seen better days. It is not an uncommon sight to see drivers at the side of the road peering despairingly under the bonnets of their beloved Soviet-era Ladas that have finally given up the ghost.

Once a status symbol with a decade's waiting list, the original Fiat range of Ladas with their 1966-vintage design are now looking more like a collector's item than a means of transportation.

So the opening of the new environmentally friendly Toyota plant outside St Petersburg, in which the EBRD is making an equity investment of up to €24 million, could hardly be more timely.

Currently, only 157 Russians in a thousand are car owners, well below the Polish average of 250.

This may change when the first Toyota Camry sedan, rated the most reliable car in recent years, rolls off the assembly line in late 2007.

President Vladimir Putin has warmly welcomed Toyota Russia and its €156 million investment in St Petersburg, praising the creation of at least 500 new jobs and stressing the important contribution of the EBRD. "I would like to highlight the role of the EBRD, our long-term partner, which is taking a 20 per cent stake in this project," said the President at the press launch last year.


Kawasaki

Analysts believe that Toyota Russia (fully controlled by Toyota Motor Corporation, now the world's second-largest car giant) has got its timing right, opening production in Russia at just the right moment to gain access to what will be a fast-developing car market, expected to be worth €29 billion a year by 2010. The initial annual run of 20,000 Camrys might well increase to 200,000 in the long term as the local plant may be expanded with further investments.

Recent changes in tariffs on imported parts mean that manufacturing on site will reduce the price dramatically from today's cost of US$ 31,000, including the 25 per cent import tax. Yet, despite the big mark-up, Toyota sold 46,000 imported cars in Russia in 2004 via its Moscow-based sales company, nearly double the total of the previous year.

In the years to come, it is predicted that Russians will be looking for cars priced between US$ 10,000 and US$ 20,000 so the Camry, at around US$ 21,000, is well-placed to succeed at the top end of the market.

Obviously, Toyota will set a high standard of good engineering, management and manufacturing practice for the domestic market to emulate. "By showing other companies the real success of Toyota, we hope to create a favourable climate for increased investment in the Russian economy, which will lead to Russia's economic growth, expansion of the automobile market and development of the auto industry in Russia," said Tokuichi Uranishi, Toyota's Executive Vice President.

The EBRD has already invested €364 million in the Russian auto sector. The Toyota project represents the Bank's second investment in a "greenfield" car production plant in Russia over the past four years.

Setting the industry benchmark

The car giant that started in 1933 as Toyoda Automatic Loom currently has production bases in 26 countries, a sales network covering more than 140 countries and more than 260,000 employees worldwide. Automotive sales reached US$ 164 billion in 2004.

The company has been renowned for its pioneering innovation and efficiency since the introduction of the "Toyota Production System" in 1970. Many of Toyota's manufacturing practices (such as "kaizen", "jidoka", "just-in-time" and "heijunka") have become industry standards.

Kaizen or "continuous improvement" is the process of tiny incremental improvements aiming to eliminate costly waste by teaching individuals the skills to improve the process. Jidoka or "automation with a human touch" means building in quality as the materials are produced, requiring all workers to stop production whenever they see anything suspicious.

Just-in-time requires all areas of production to be ready to move on to the next stage at all times to meet variations in customer demand. Heijunka or "evening out the production schedule" is a process of monitoring the volume and mix of produced items to eliminate any unnecessary production.

As well as raising the bar for production processes in the car industry, Toyota is at the forefront in setting environmental standards. The company is, for example, the first car manufacturer to mass-produce hybrid cars, which run on both a rechargeable battery and fuel, making them the environmentally friendly car of the future.



A major innovation in 2005 was the launch of the EBRD's first rouble bond.

In the infrastructure sector, 2005 saw the completion of the St Petersburg Southwest Waste Water Treatment Plant, inaugurated by the Presidents of Russia and Finland and the Prime Minister of Sweden. The beneficiaries of this international project to cut the amount of untreated sewage water pouring into the Baltic Sea are the 50 million people living around its shores. Of the plant's total cost of €138 million, the EBRD lent €35 million, which was earmarked to fund construction work. In 2005 the Bank also lent €20 million for the construction of a similar plant at the northern edge of St Petersburg. A €9 million loan to renew the water and heating systems in the Siberian city of Surgut was the first new project to use funds raised by the groundbreaking EBRD rouble bond.

In the energy field the EBRD lent the rouble equivalent of €147 million to Russia's electricity transmission monopoly, the Federal Grid Company, as part of the Bank's continuing support for the wide-ranging reform of the power sector launched in 2001. The project will significantly increase electricity flows from Siberia and the Urals in the east towards central Russia, and will make it possible to provide greater power supplies for the Caucasus region.

In addition, the Bank lent the rouble equivalent of €85 million to Mosenergo, Russia's largest electricity generating company, mainly to help it refurbish the plants which provide heat and power for Moscow and the surrounding region (see page 19). Both projects will contribute to reducing losses and increasing the quality and reliability of supply, a key issue highlighted by the major blackout which hit Moscow and its surrounding region in May 2005.

In the financial field the EBRD is now working with 35 financial institutions in Russia, including some of the largest nationwide banks. Support was provided in 2005 through loans and equity investments and through a number of innovative financing mechanisms.

Among the firsts for the EBRD and the financial market in 2005 were the Bank's participation in a Russian securitisation transaction with Russian Standard Bank (see page 15), a €44 million loan to Promsvyazbank in local currency and a syndicated loan arranged by the EBRD for a specialist mortgage institution, DeltaCredit Bank. Support for developing the residential mortgage industry was also provided through a €27 million loan to Rosbank and a €43 million framework to help smaller banks introduce mortgage products, particularly in the regions.

The EBRD continued to invest in banks, with an equity participation in Hansa Bank and capital increases to support the strong growth of Sibacadembank and Center-Invest Bank. Loans were provided to new regional bank partners in Vladivostok, Ekaterinburg and Kazan. The EBRD's ability to provide rouble funding was a key factor for such banks, whose small business clients do not generally have access to hard currency earnings.

EBRD investments in 2005

€1.1 billion

Share of the Bank's total investments in 2005

26%

Total EBRD investments since 1991

€7.2 billion

The EBRD also continued to provide support to micro and small enterprises (MSEs) through the Russia Small Business Fund (RSBF), which has now disbursed over 290,000 loans totalling more than €2.2 billion. Funding for the RSBF consists of EBRD financing and donor grants from the G-7 governments, the European Community and Switzerland. With the help of the RSBF, specialist MSE finance departments have been set up in over 270 bank branches and outlets in 144 cities across Russia.

Further support for small business was provided through the EBRD's TurnAround Management (TAM) and Business Advisory Services (BAS) Programmes, which are active in north-west Russia and the Russian Far East. During 2005, 10 TAM projects and 99 BAS projects were started. In north-west Russia, BAS is focusing its support outside St Petersburg. In Far East Russia the BAS Programme operates in Sakhalin and Khabarovsk in addition to Vladivostok.

Looking ahead

The EBRD remains committed to helping Russia's progress towards an efficient market-based economy and the country's integration into the world economy. Promoting the modernisation and restructuring process as well as the diversification of the Russian economy continue to be important priorities. The Bank also seeks to promote a broader reform agenda through our investments and our policy dialogue with the authorities. EBRD investments in Russia are projected to be €1.2 billion in 2006.

Providing feedback to the authorities on the investment environment, enhancing corporate governance, stimulating transparency, strengthening competition and encouraging good business conduct will be important ways of furthering Russia's reform programme.

Specific challenges include strengthening the financial system and stepping up efforts to support renewable energy by financing key hydro facilities and helping to develop a renewable energy regulatory framework. Strengthening the regional focus of our operations in Russia remains a top priority and the EBRD expects to open a local office in the city of Samara during 2006 and another in the south of Russia.





Central Asia



Despite strong growth in 2005, several countries of Central Asia still need to undertake major reforms to achieve economic stability and a firm commitment to democratic practices. Through its investments and ongoing dialogue with national authorities, the EBRD sought to assist reform efforts and to increase regional cooperation.

‹ With the help of an EBRD loan, K-Mobile is extending network coverage in Kazakhstan and providing higher-quality services.



06

The business climate in Central Asia remains highly problematic.

Investment climate

Economic growth was strong in Central Asia in 2005. The strongest performer was Kazakhstan, which recorded growth of 9.4 per cent, similar to the level achieved in 2004. A looser fiscal policy and high domestic liquidity resulting from high oil prices stimulated Kazakhstan's domestic consumption and boosted investment. At the end of the year, President Nazarbayev won re-election, giving him the mandate to rule the country for another seven years.

The Tajik economy continued to expand but at a slower pace than in previous years. Real gross domestic product (GDP) grew by 6.1 per cent in 2005 after five consecutive years of growth of more than 8 per cent. While domestic demand was fuelled by strong growth in wages and increasing remittances from workers living abroad, economic growth was undermined by a sharp reduction in cotton production and weaker electricity generation.

In Turkmenistan the International Monetary Fund (IMF) estimated real GDP growth to be 9.6 per cent in 2005, boosted by high hydrocarbon prices and ongoing public investment programmes. However, considerable doubt remains about the true macroeconomic situation in Turkmenistan, given the lack of transparency on data collection.

In the Kyrgyz Republic, preliminary estimates show slightly negative growth of -0.6 per cent for the year as a whole. The political turmoil in March 2005 and a scheduled decline in production at the Kumtor gold mine were important factors behind the negative growth. Following the ousting of President Akayev in March, the new government faces major challenges to restore confidence in public institutions, which is necessary for growth to resume in the near future.

Growth also slowed in Uzbekistan, where substantial inflationary pressures and renewed restrictions on convertibility underlined the need to address macroeconomic imbalances. The indiscriminate and disproportionate use of force against civilians in the city of Andijan in May 2005, as documented in various reports including the 12 July 2005 report of the UN High Commissioner for Human Rights, is a cause of serious concern for the Bank. The international community has strongly urged the government of Uzbekistan to allow an independent investigation into the violence in Andijan.

While macroeconomic stabilisation has generally taken root in Central Asia, several countries continue to run high fiscal deficits. Only Kazakhstan ran a fiscal surplus (for the fifth year in a row) in 2005, of 0.7 per cent of GDP but this was reduced by an expansion in social spending and civil service salaries. The Kyrgyz Republic and Tajikistan tightened their fiscal policies in line with their commitments to the IMF under existing three-year programmes. Only Kazakhstan managed to attract large amounts of foreign direct investment – US$ 1 billion in 2005 – but this was significantly less than the record level of US$ 5.5 billion achieved in 2004.

Progress in structural reforms was limited in 2005. In Tajikistan, most small-scale privatisation has been completed. The assets remaining in state hands are mostly either strategic enterprises or those in



financial difficulties that are proving difficult to sell. Turkmenistan and Uzbekistan continued to lag behind the rest of the region in terms of reforms.

Uzbekistan adopted new regulations regarding loans and other foreign exchange transactions between Uzbek residents and non-residents, thereby giving the Central Bank broad powers to control such transactions.

The business climate in Central Asia remains highly problematic, according to the results of the 2005 EBRD/World Bank Business Environment and Enterprise Performance Survey (BEEPS). Corruption features prominently in the complaints of many businesses although the level and frequency of bribery are less than they were three years ago when the previous survey was undertaken.

Kazakhstan announced a number of measures in 2005 to combat corruption while the Kyrgyz Republic ratified the United Nations Convention against Corruption. State control of the economy remained pervasive in Turkmenistan but it is difficult to estimate the extent of the problems facing businesses as it was not possible to carry out the BEEPS in this country.

EBRD investment

In 2005 the EBRD invested €349 million in Central Asia, up from €316 million in 2004. This represents an 8 per cent share of the Bank's total investment for the year, the same proportion as in 2004. Kazakhstan received the largest amount of EBRD financing (€280 million) followed by Uzbekistan (€35 million), Tajikistan (€18 million) and the Kyrgyz Republic (€15 million). The EBRD invested in 16 projects, two more than the previous year.

A large proportion of EBRD investment supported private sector development, helping to create jobs and to alleviate poverty. The Bank is the leading international financial institution in the region, having invested a total of €2.3 billion since 1991.

In 2005 the EBRD continued to work with the region's governments to increase regional cooperation and to improve the investment climate. This was undertaken through organisations such as the Foreign Investors Council in Kazakhstan and through discussions with national and local authorities across Central Asia. In the Kyrgyz Republic the EBRD began a judicial training programme.

In Kazakhstan, all but one of the Bank's investments in 2005 were extended to private sector companies. Major projects included a €42 million loan to support mobile telecommunications and a loan of €45 million to fund the completion of a new power transmission line that will allow the north of Kazakhstan to transmit its surplus power to the more heavily populated south of the country.

Investments in the financial sector continued to be an important part of EBRD activities in Kazakhstan. The Bank continued to support import and export trade through the Bank's Trade Facilitation Programme and provided further financing for micro,

The Pearl of Central Asia

Often referred to as the Pearl of Central Asia, Lake Issyk-Kul in the Kyrgyz Republic is one of the largest mountain lakes in the world and is famous for its magnificent scenery. Its name means "hot lake", alluding to the fact that it never freezes over during the winter time even though it is situated at an altitude of 1,700 m above sea level.

The area is home to some of the world's most ancient archaeological sites. Lake Issyk-Kul used to be a stop on the Silk Route as long ago as the 6th century BC, and important examples of Scythian bronze and gold jewellery have been found there.

Due to its high altitude and being nearly 200 km outside of the capital Bishkek, it was considered for many years one of the country's most inaccessible places. Nowadays, it is a popular tourist resort served by Tamchi Airport, which was finally opened for civilian flights in 2003.

The resort has special environmental protection (it has been designated as a Ramsar Wetland) and is widely regarded as one of the most beautiful places in the world, partly due to the spectacular blue-green colour changes of the lake itself. For decades,



this beautiful area has been a popular tourist destination for hikers and horse riders from Siberia, Kazakhstan, Uzbekistan and, of course, the Kyrgyz Republic. Recently there has been a big increase in Western tourists.

The north side of the lake is home to the Raduga (Rainbow) tourist resort, which has been developed by Invest-Raduga. The company bought the resort for €85,000 in 2003 and soon completed the first stage of development. It built 70 modern cottages, a restaurant, two cafés, a summer pool, tennis courts and new sports facilities to complement the existing lakeside activities, such as sailing, surfing, rowing, scuba diving and fishing.

The new cottages were quickly sold to local families – 60 per cent to Kyrgyz families and 40 per cent to Kazakhs. An additional benefit was the large increase in the number of local suppliers following the first stage of construction, meaning a more competitive market for basic materials and also a better choice of suppliers to provide food, tours and equipment.

In 2005 the EBRD stepped in to fund the second phase of the resort's development. In its first investment in the Kyrgyz tourism industry, the Bank extended a €5 million loan to help Invest-Raduga finance a €14 million expansion project. This has involved the construction of 98 new holiday cottages on the lakeside, 36 revamped apartments for sale and a new 44-room hotel. The redevelopment is expected to attract even greater numbers of tourists to the area over the years to come.

"We are proud of our developments at Raduga, where the new homes and facilities have been built using local natural materials," said Viktor Kryltsov, the main contractor and a long-standing client of the EBRD in the Kyrgyz Republic. "The EBRD's emphasis on industry standards, particularly in relation to environmental impact, is a good fit with our design and building philosophy."

Reviving the Silk Route

The founding of the Silk Route marked in many respects the birth of globalisation. From 200 BC until its slow demise around 700 years ago, the route had a unique role in foreign trade, religion and political relations, stretching far beyond the boundaries of Asia itself. Its impact was so great that it has left its mark on the development of civilisations across the world.

Bringing silk and other goods from Japan and China to Rome and back again, the people who undertook these long and incredibly treacherous journeys made multi-cultural trading posts out of everywhere they stopped. Tribes from formerly inaccessible areas of Central Asia blended with Arab, Chinese and Indian traders, Russian adventurers and Hun warriors. Many of the markets that sprung up along the route still exist today, selling camels, horses, silk, jade, gold, exotic plants, porcelain, spices, fabrics, iron, bronze and glass.

Now, after a long period of hibernation, the Silk Route is opening up again. With the increasing accessibility of both China and the furthest reaches of the former Soviet Union, tourists are now flocking to walk in the footsteps of Marco Polo. And hundreds of travel agencies around the world now offer Silk Route tours taking in some of the most breathtaking places in Central Asia, often on horse or foot. *This new post-Soviet tourism is, of course, energising local economies in* much the same way as the ancient Silk Route did.

The trade route itself is also being reopened. Trade in consumer items as well as heavy industry is continuing to develop at breakneck pace between China and the countries of the former Soviet Union. The remnants of the old Silk Route are once again seeing international trade with all its associated benefits.



In 2005 the EBRD sought to increase regional cooperation and to improve the investment climate.

small and medium-sized businesses. The Bank also financed other institutions in the financial sector, such as asset management and insurance companies and mortgage lenders.

The agricultural sector benefited from further development of the EBRD's Grain Warehouse Receipts Programme, which allows farmers to borrow against grain deposited in secure warehouses. The EBRD provided €60 million to agribusiness companies and grain traders through three local banks operating under the programme. The EBRD also provided a €10 million loan to Kazkommertsbank to lend to farmers wishing to lease agricultural equipment, such as combine harvesters and tractors.

Three countries in Central Asia (the Kyrgyz Republic, Tajikistan and Uzbekistan) are benefiting from the EBRD's Early Transition Countries (ETC) Initiative, which was launched in 2004 to help the poorest countries where the EBRD operates.

In the Kyrgyz Republic the EBRD signed many more transactions than in 2004. The Bank signed its first project under the Direct Lending Facility, allowing medium-sized enterprises to gain access to loans in areas where no local banks are available to act as intermediaries. The EBRD also signed its first project under the Medium-sized Loan Co-Financing Facility, which provides co-financing to local banks for on-lending to local companies.

Under the microfinance programme, the EBRD provided its first two credit lines to institutions other than banks – Bai Tushum and Finca – which specialise in providing loans to borrowers who cannot access finance from other sources. The microfinance programme achieved its 30,000th loan in 2005 and surpassed €42 million for the value of disbursed loans. The programme benefited from donor funding from Switzerland, the United States and Taipei China as well as co-financing from the International Finance Corporation.

In Tajikistan the EBRD signed six projects in 2005, a significant increase on 2004. These were mostly to support lending to micro and small enterprises and to boost foreign trade. The Bank also provided a loan to the Tajikistan State Air Company. The project will replace some of the ageing fleet with modern Western aircraft and will help the country to forge closer economic links with the rest of the world.

In Uzbekistan the EBRD has financed only private sector activities since July 2005. This reflects the Bank's concern about the country's slow progress towards implementing Article 1 of the EBRD's Founding Agreement, which commits countries to promote democracy and economic reform. The Bank signed four private sector projects in 2005. These included a loan to support the establishment of a modern textile plant, two projects in the agribusiness sector and financing for a telecommunications project.

Across Central Asia, excluding Turkmenistan, the EBRD continued to provide support to small business through the donor-funded TurnAround Management (TAM) and Business Advisory Services Programmes (see page 29). During 2005, 15 TAM projects and

EBRD investments in 2005

€349 million

Share of the Bank's total investments in 2005

8%

Total EBRD investments since 1991

€2.3 billion

252 BAS projects were started. These included projects on environmental issues and tourism. A new BAS office was opened in the Kyrgyz Republic and four new provincial offices were opened to assist enterprises in rural areas. TAM/BAS activities have led to EBRD investment of €40 million since 1991.

The EBRD has been seriously concerned for a number of years by Turkmenistan's lack of progress towards multi-party democracy and a market-based economy. Since the adoption of the Bank's strategy for Turkmenistan in 2002, there has been little evidence of improvement in the authorities' commitment to the principles of Article 1. The EBRD restricts its activities, therefore, to financing small and medium-sized enterprises in the private sector. In 2005 the Bank signed one project in support of the textile sector.

Looking ahead

The EBRD will focus on achieving regional cooperation by working closely with the Asian Development Bank, the IMF, the World Bank and key donors. Through its investments, the Bank will continue to support improvements in transparency, integrity, corporate governance and effective regulation across the region. EBRD investments in Central Asia are projected to be €300 million in 2006.

Over subsequent years the EBRD intends to increase the proportion of its financing devoted to Central Asia. The Bank will work with the region's governments to reduce trade barriers, to improve the investment climate and to support further economic diversification beyond oil and gas.

In Kazakhstan the EBRD will focus on supporting small business, foreign trade, the agribusiness sector, transport and municipal infrastructure. In the financial sector the EBRD will aim to strengthen our relationship with existing partner banks and to enhance competition by also working with smaller financial institutions.

In 2005 the EBRD adopted new country strategies for Tajikistan and Uzbekistan. In Tajikistan the Bank aims to increase the availability of finance for the private sector, to strengthen the banking sector and to tackle vital infrastructure bottlenecks, such as water distribution and air transport. Activities in these areas will be supported by the ETC Initiative.

The EBRD's new strategy for Uzbekistan notes that some economic progress has been achieved over the past two years but that no progress has been made in Uzbekistan's political environment. As a result, the Bank will continue to focus entirely on private sector development and to support reforms that would allow the Bank to operate in Uzbekistan on a fully operational basis. However, existing commitments in the public sector will still be implemented.

In Turkmenistan the EBRD will continue, under the current circumstances, to confine its activities to financing small and medium-sized enterprises and to finding ways of improving the investment climate for private entrepreneurs.



Evaluating EBRD activities



By evaluating its projects, the EBRD seeks to learn from past experience and to improve the selection and design of future operations. In 2005, 83 per cent of the Bank's evaluated operations had an "excellent-satisfactory" impact on transition. Over 50 per cent of projects evaluated during 1996-2005 received overall performance ratings of "successful" or "highly successful".

07



Chart 1 Transition impact ratings of EBRD projects 1996-2005


% of evaluated projects
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00
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Year of evaluation
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Satisfactory
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Chart 2 Cumulative transition impact ratings of EBRD projects 1996-2005


% of evaluated projects
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Year of evaluation
Excellent
Good
Satisfactory
Marginal
Unsatisfactory
Negative

Independent evaluation

EBRD operations are evaluated by the Bank's independent Evaluation Department (EvD). EvD functions separately from the Banking Department and in 2005 began reporting directly to the Bank's Board of Directors. EvD assesses how well operations meet their objectives and the extent to which they comply with the Bank's mandate. The lessons learned are used to improve the selection and design of future operations. Projects are assessed usually one to two years after full disbursement.

Impact of EBRD activities on transition

When evaluating the impact of an EBRD operation on transition, EvD looks at its effect on the sector and on the economy as a whole. EvD applies the same criteria used during project selection and approval to assess a project's transition impact. The degree to which the project promotes privatisation, develops skills, encourages competition and supports market expansion are evaluated. Other key aspects include how the project supports institutional reform, improves the functioning of markets, acts as a model for other projects and sets new standards in business conduct and governance.

During 1996-2005, EvD assessed 470 operations. Of these, 54 per cent achieved a transition impact rating of "good" or "excellent" and a further 23 per cent were assessed as "satisfactory" (see Chart 1).

In 2005 only 17 per cent of evaluated projects were given a "marginal-negative" transition impact rating, similar to the last two years. A gradual improvement in transition impact appears to have occurred over the past four years. This could, however, be due to operations evaluated in 2000-01 being affected by the Russian financial crisis in 1998. As a result, these operations may not have achieved their full transition potential. The majority of operations evaluated since 2001, particularly private sector projects, were approved after 1998 and are unlikely to have experienced the same difficulties.

The share of projects with an "excellent-satisfactory" transition impact rating in 2005 was 83 per cent. Chart 2 presents the cumulative performance of transition impact ratings from 1996 to 2005. It shows that the positive scores on transition impact remain stable at a relatively high level of around 75 per cent.

Overall performance of EBRD projects

An overall performance rating is assigned to each project that EvD assesses. This rating gives a high weighting to transition impact but also includes other performance ratings, such as the fulfilment of project objectives, financial performance, environmental performance and additionality (the Bank's ability to complement rather than replace private sources of finance).

In 1996-2005, 57 per cent of evaluated projects achieved a rating of "successful" or "highly successful" (see Chart 3). Project performance appears to have steadily improved since 2001 but the percentage of successful projects can

Chart 3 Overall performance ratings of evaluated EBRD projects 1996-2005



% of evaluated projects
100
90
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60
50
40
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20
10
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96
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Year of evaluation
Highly successful
Successful
Partly successful
Unsuccessful

Lessons learned are used to improve the selection and design of future operations.

fluctuate substantially on an annual basis (for example, 73 per cent in 2004 but only 46 per cent in 2001).

Compared with the percentage of projects that received "excellent-satisfactory" ratings for transition impact (85 per cent in 2005), the percentage of projects achieving "successful" or "highly successful" overall performance is much lower. This difference is partly due to lower financial performance ratings, caused by the high-risk investment climate in which the Bank operates, particularly in the countries at earlier stages of transition.

Limited progress in institutional reforms and the slow implementation of privatisation programmes have also had an impact on the overall performance of projects. During 2005, 11 projects scored an overall rating of "highly successful". Based on these findings, EvD concludes that the Bank has been relatively successful in operating according to the EBRD's mandate, especially in view of the difficult operating environment.

Learning from past experience

A key element of EvD's role is to ensure that past experience is applied to new EBRD projects. This begins with intensive consultation between the banking teams and EvD on the lessons learned from project evaluation. Regular feedback is also offered at every stage of the approval process to ensure operation staff are aware of relevant past experience.

Case-based workshops are held and tailored to the specific needs of banking teams. EvD also makes presentations on evaluations of individual projects to management and the Board of Directors. To enhance the lessons learned process in the Bank, EvD maintains a lessons-learned database which contains more than 2,000 lessons.

Special studies

Changes to project conditions

During the implementation of a project, it may be necessary for the EBRD to change the original project agreement. These changes could include consenting to a client's request, waiving a particular covenant in the agreement or *amending* the project's terms and conditions. All changes must be approved internally before the client is notified. In some instances, the change may require Board approval.

The impact of waivers, amendments and consents (WACs) on project objectives, as well as the reporting of these project changes, was evaluated by EvD following a request from the Bank's Audit Committee.

The study reviewed 60 projects, approved between 1 September 2000 and 31 August 2001, which received a minimum Bank investment of €10 million. Of these projects, 35 per cent were in the public sector and 65 per cent in the private sector. A total of 557 WACs were identified and analysed.

The study concluded that the Bank's processing of WACs is in line with best practice. The volume and frequency of WACs implemented by the Bank is not dissimilar from the levels experienced in commercial banks. In addition, the Bank's

Examples of "successful" EBRD projects

Credit line for micro and small enterprises

In 1997 the EBRD approved a micro and small enterprise lending programme in Central Asia. The Bank extended a credit line, backed by sovereign guarantee, to a company coordinating small business initiatives with local banks. In 2002 the EBRD approved a second credit line and extended this directly to participating banks. Technical cooperation was also provided, funding credit advisers and training for loan officers.

The main aim of the programme was to enable local banks to better assess small business loan applications. Bank staff were taught how to analyse each company's financial position, rather than relying on applicants to provide asset backing for loans.

EvD rated the project's overall performance as "successful". The results exceed those of other small business lending programmes, both in terms of lending volume and its contribution to institutional reform in the banking sector. As local banks grew more confident about lending to micro and small businesses, they also began supplementing the EBRD's credit lines with their own funds. In addition, EvD found that a number of the participating banks have started applying the programme's lending principles to other areas of their operations, further demonstrating their commitment to the programme and the success of the training received.

EVD has noted, however, that this type of programme requires a lead time of at least two years to equip local banks with the management skills and support mechanisms necessary for developing loan portfolios.

Environmental loan in the oil and gas sector

A €150 million EBRD loan was extended to a large refinery in 2003 to invest in a range of environmental projects. An environmental action plan was developed, focusing on the reduction of sulphur in diesel fuel (which ultimately reduces pollution levels throughout the entire country) and the reduction of sulphur emissions at the plant itself. The overall project was expected to demonstrate best practice and set standards of corporate behaviour in the area of environmental compliance.

EvD rated the project's overall performance as "successful", based on the achievement of all major objectives. The environmental performance of the project was rated "excellent".

EvD highlighted that the company's structure played a key role in the success of the project. The company had strong technical capabilities to design and implement environmental projects. In addition, the company had environmental officers based in different departments across the organisation ensuring environmental objectives stayed a top priority for all projects. The involvement of the same project leader and specialists during project preparation, tendering, construction and start-up also ensured that the project's objectives were fully realised. It is hoped that this project will set a strong example for other regional refineries undergoing major upgrades.

documentation and project conditions do not appear to be either excessive or unrealistic.

In general, the study found that WACs are consistent with key project objectives and that there were only a few instances where the level of reporting could have been improved. The study also highlighted that failure to meet project objectives may not be related to the WAC process.

EvD has recommended greater involvement by the Bank's Office of the Chief Economist in approving WACs related to the transition aspects of projects. EvD has also recommended that project conditions requested by the Board, and not related to credit, should be clearly identified and included in the key terms and conditions.

Mongolia Cooperation Fund

Although it is not an EBRD country of operations, Mongolia qualifies for technical assistance through the Bank's Mongolia Cooperation Fund (MCF). The MCF is a €10.3 million technical cooperation fund which supports private sector activity in Mongolia. The MCF receives donor contributions from Japan, Luxembourg, the Netherlands and Taipei China.

Examples of "less successful" EBRD projects

Leasing company

In 2000 the EBRD approved a syndicated loan of €30 million for an international leasing company. The EBRD provided €10 million while the balance was sourced from other banks. The loan, guaranteed by the company's parent firm, enabled the purchase of equipment for leasing to public sector companies in central Europe.

In 2003 the leasing company's parent firm filed for bankruptcy and their operations were immediately liquidated. The leasing company's assets, including the loans from the EBRD, were sold to a large European bank. This bank, however, decided not to continue the leasing company's business. Fortunately, the strong credit structure of the EBRD's loan ensured recovery of the full amount from the acquiring bank.

The project was rated "unsuccessful". EvD found that sustainable growth is difficult for leasing firms that are not owned by large manufacturers or affiliated with banks. Such growth requires continuous access to equity and long-term funding at competitive interest rates. Prior to investment, the EBRD must diligently assess the capacity of these companies to generate sufficient capital to support their expansion into emerging markets.

EvD also recognised, however, the equity opportunities present in the sector. The sector's rapid growth, its need for equity and the attractiveness of well-run independent leasing firms to strategic investors may provide opportunities for the Bank to facilitate transition and achieve good investment performance.

Private sector bank

In the mid 1990s the EBRD acquired an equity stake in a privately owned bank in an early transition country. Over the following decade, the Bank increased its capital contributions and extended several credit lines to the bank. Prior to the EBRD's involvement, the bank's portfolio consisted largely of short-term loans disbursed to known customers with extensive collateral. Since the EBRD's investment, the bank has substantially expanded its portfolio of small business clients, developed the credit skills of staff and reformed its institutional practices.

Over the past ten years, the bank has grown from a small local institution with weak systems and credit processes into one of the country's largest. In addition, the bank has become recognised for its high standards of operation. EvD found, however, that the overall results of the project did not fully meet expectations and therefore rated it "partly successful".

Despite its efforts, the EBRD has not maintained cohesion among shareholders. The acquisition of a minority stake by a group of new shareholders somewhat unsettled the bank's management and existing owners. The EBRD is currently working with the bank to resolve this matter and to ensure that the achievements to date are protected and the bank's future development is not affected.

EvD concluded that future changes to shareholdings should be agreed when structuring equity investments. In addition, the Bank must use its position to influence significant changes in ownership.

Between 2001 and 2004, the MCF committed €6.3 million to 11 assignments. These included TurnAround Management (TAM) advisers in 22 companies, a management team at Mongolia's national airline, micro-credit advisers within a major Mongolian bank and training for nearly 300 bank managers and staff. The MCF also funded studies into the privatisation of the power and telecommunications sectors, the implementation of legal reforms and the development of infrastructure and natural resources.

Seven of these assignments have been completed, while four are still under way. Of the completed projects, EvD has rated five as "successful". Of the projects still being undertaken, three are also expected to achieve successful ratings. Overall, the 11 projects have achieved positive results, with seven (comprising 86 per cent of the Fund's total commitments) achieving key investment objectives set by the EBRD and MCF.

The EBRD's involvement has been rated "good" in seven of the MCF assignments. The study recommended that the Bank set conditions for the implementation of assignments to ensure a successful outcome.

Evaluating technical cooperation operations

Nearly 450 consultant assignments, funded through technical cooperation (TC) grants, have been evaluated by EvD. These assignments have involved almost €130 million of funding from over 30 donors under the Bank's Technical Cooperation Funds Programme. When combined with the TC assignments evaluated during EvD's special studies, this figure rises to over 1,200 assignments, involving more than €300 million of funding.

Example of "successful" TC operation

Power distribution companies

To facilitate the restructuring and liberalisation of the power sector in south-eastern Europe, a TC operation aimed at preparing regional electricity distribution companies for privatisation was launched. Funding was provided by the EU.

The EBRD assisted the government in appointing a privatisation adviser. This adviser was responsible for preparing all tender documents. The main objective of the tender process was to attract serious bidders and to achieve a good return for the government. Despite a difficult market environment, the revenue generated was substantially higher on a per customer basis than in surrounding countries.

EvD rated the overall performance of the operation as "highly successful" and its impact on transition as "excellent". EvD concluded that the government's support was crucial to privatising the public utilities.

The success of the operation was due to the adviser's active coordination between different government ministries and continued consultation with a parliamentary committee. The adviser's strong international and local capacity also facilitated this intensive process.

Example of "less successful" TC operation

Road management project

In the late 1990s the EBRD was asked to assist with the upgrade and maintenance of a national road network. To prepare the way for the Bank's investment, three TC operations were undertaken to assess the engineering, environmental, legislative, financial, institutional and tendering requirements of a public-private partnership (PPP).

Overall, the TC operations were rated "unsuccessful". The first TC operation was only partially completed due to internal problems within the consulting firm and difficult relations with the client. The contract was eventually cancelled. The second operation was delayed after the government failed to clarify the legislative framework and requested additional analysis of the project scenarios. As a result, the consultant was only able to prepare a framework for the tender documents.

The third TC operation was intended to support the Bank's development of the PPP and to facilitate the implementation of technical components. The project did not, however, materialise due to the country's insufficient legal framework and the government's weak commitment to the PPP approach.

In the future, the Bank should resolve implementation issues before additional TC expenditures are incurred. In addition, major legislative or institutional issues should be addressed before funding is committed to technical components. Continuous policy dialogue should also be maintained with stakeholders at all levels, especially on projects where the proposed reforms are likely to meet political interference.

The EBRD offers a range of procurement opportunities for suppliers, contractors and consultants. In 2005 the Bank was involved in 122 public sector contracts, valued at €616 million.

Procurement policies

The EBRD applies principles of non-discrimination, fairness and transparency when financing contracts for works, goods and services. These principles, enshrined within the Bank's *Procurement Policies and Rules*, are designed to promote efficiency and to minimise credit risk in the implementation of Bank-financed projects. The EBRD expects all participants in the procurement process to observe the highest standards of ethics and conduct during the tendering and implementation of a contract.

The EBRD treats procurement in public and private sector projects differently. A private sector client can apply its own procurement practices, provided that the EBRD is satisfied that these practices are commercially sound and that fair market prices are obtained. The client must also ensure conflicts of interest are avoided and that the best interests of all parties involved in the process are preserved.

More precise rules apply to procurement in public sector operations where the EBRD requires clients to use structured, transparent procedures that maximise competition and fair treatment for all participants. The Bank reviews and monitors procurement closely at key stages of the process.

Procurement activities in 2005

During 2005 the EBRD worked actively with other multilateral development banks (MDBs) to harmonise public sector procurement documentation. A nine-year licence agreement was signed with FIDIC (Fédération Internationale des Ingénieurs-Conseils). This agreement will permit borrowers and tenderers on EBRD-financed projects to have access, if they choose to use this form of contract, to the FIDIC-MDB Harmonised General Conditions for works contracts. This is available on the FIDIC web site. The Bank continued to work with procurement agencies in

Procurement

the new EU member states to ensure our policies and rules are respected while not jeopardising each country's future access to EU structural and cohesion funds.

The EBRD continued to provide procurement support services throughout 2005. This included procurement seminars and workshops for our clients and their agencies in our countries of operations. In addition to the successful delivery of training sessions developed in 2004 to highlight the importance of procurement in the project cycle, the Bank's Procurement Unit provided advice to EBRD staff about procurement issues via the Bank's intranet.

In 2005 the EBRD was involved in 122 public sector contracts valued at €616 million, of which the Bank financed €487 million. This compares with 157 contracts valued at €681 million in 2004. The total value of contracts signed using open tendering procedures in 2005 was €598 million, or 97 per cent of all contracts signed by value. Contracts in the transport sector and in the municipal and environmental infrastructure sector accounted for 42 and 48 per cent respectively of all public sector contracts awarded in 2005.

Procurement opportunities

To improve the effectiveness of EBRD-financed procurement, the Bank makes available a range of documents and regularly publishes information about upcoming contracts on the Procurement Opportunities section of the EBRD web site: www.ebrd.com/oppor/procure. These can be accessed at no cost to the business community.

The EBRD invested €4.3 billion in 151 projects in 2005, up from €4.1 billion in 129 projects the previous year. Investments were undertaken in all 27 of the Bank's countries of operations. Over one-third of EBRD financing was channelled into financial institutions to support local enterprises. Infrastructure projects also received significant support.

Projects signed in 2005

Guide

Loans are calculated at exchange rates current at 31 December 2005. Shares are converted to euros at exchange rates current at the date of disbursement.

Country totals in this list of projects may differ from those on page 34 as regional projects (covering more than one country) are listed separately at the end of this section.

Sub-projects financed under framework agreements are shown in italics.

After each project description, the following information is listed:
Sector ○ State/private ○ Environmental screening category.

Direct Investment Facility and Direct Lending Facility projects do not have an environmental screening category as they do not follow the Bank's standard project cycle. However, they are still subject to environmental requirements.

Environmental screening categories

The project requires:

A – a full environmental screening impact assessment

B – an environmental analysis

C – no environmental impact assessment or environmental analysis

0 – no environmental audit

1 – an environmental audit

FI – Financial Intermediary

This list of projects does not include:
- trade facilitation guarantees issued and expired in 2005
- multiple investments in pre-export finance facilities under the Trade Facilitation Programme
- selldowns of EBRD commitments
- investments under private equity funds, which are sponsored by private institutions and fund managers.

Donor-sponsored funds, such as Regional Venture Funds (RVFs), post-privatisation funds (PPFs) and reconstruction equity funds (REFs), provide a combination of equity capital and grant-financed support. Investments under these funds are included in the signed projects list, provided they are managed accounts of the EBRD.


09

Albania

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Fier-Tepelene road upgrading Upgrading and construction of the road from Fier to Tepelene. Transport ○ State ○ A/0	109.0	35.0	0	**35.0**
Morpack Construction of a food packaging plant. Agribusiness ○ Private ○ C/1	7.0	4.0	0	**4.0**
Tirana Airport privatisation Upgrading of facilities at the airport. Transport ○ Private ○ B/1	50.3	21.0	0	**21.0**

Armenia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Anelik Bank SME credit line Finance for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	1.1	0.8	0	**0.8**
Armenia Multi-bank Framework Loans to Agricultural Cooperative Bank of Armenia, Armeconombank and Inecobank. Bank lending ○ Private ○ FI	5.0	5.0	0	**5.0**
Direct Investment Facility				
Cascade Insurance and Reinsurance Company (CIRCO) Equity investment in an insurance company. Non-bank financial institutions ○ Private	0.2	0	0.2	**0.2**
Hytex Plastic Expansion of plastic container manufacturer. Manufacturing ○ Private	2.0	1.8	0.2	**2.0**
Liqvor Investment in a pharmaceuticals manufacturer. Manufacturing ○ Private	2.9	0.6	0.4	**1.0**
Direct Lending Facility				
Bazenc CJSC Investment in small hydropower project. Power and energy ○ Private	1.1	1.1	0	**1.1**
DENO GmbH Gold mining project. Natural resources ○ Private	3.8	3.8	0	**3.8**
Medium-sized Loan Co-financing Facility				
Agricultural Cooperative Bank Armenia Loan for on-lending to local private companies. Bank lending ○ Private ○ FI	1.3	1.3	0	**1.3**
Armeconombank Loan for on-lending to local private companies. Bank lending ○ Private ○ FI	1.3	1.3	0	**1.3**
Regional Trade Facilitation Programme Support for foreign trade through Agricultural Cooperative Bank Armenia, Anelik Bank, Armeconombank and Inecobank. Bank lending ○ Private ○ FI	1.0	1.0	0	**1.0**

Azerbaijan

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Azerbaijan Multi-bank Framework Credit line to Azerdemiryol Bank, Azerigazbank, Bank of Baku, Bank Respublika and Unibank for on-lending to small and medium-sized businesses. Small business finance ○ Private ○ FI	8.0	8.0	0	**8.0**
Azerdemiryol Bank Equity investment in private joint-stock bank. Bank equity ○ Private ○ FI	1.6	0	1.6	**1.6**
Azinvest Property Baku office complex Development of high-calibre office development in Baku. Property and tourism ○ Private ○ C/0	13.1	13.1	0	**13.1**
Baku to Samur road Upgrading of a 60 km section of road from Sumgait to Zarat. Transport ○ State ○ B/0	94.0	84.5	0	**84.5**
Bank of Baku Equity investment. Bank equity ○ Private ○ FI	4.2	0	4.2	**4.2**
Lukoil Overseas: Shah Deniz gas condensate field development Development of the offshore Shah Deniz gas and gas condensate field. Natural resources ○ Private ○ C/1	234.2	93.0	0	**93.0**
MBASK Insurance Company Strengthening of capital base and development of infrastructure, sales network and product range. Non-bank financial institutions ○ Private ○ FI	0.7	0	0.7	**0.7**
Unibank Loan to enable access to international markets to raise medium-term financing for on-lending to local private enterprises. Bank lending ○ Private ○ FI	4.2	1.3	0	**1.3**
Regional Trade Facilitation Programme Support for foreign trade through Azerdemiryol Bank, Azerigazbank, Bank of Baku, Bank Respublika and Unibank. Bank lending ○ Private ○ FI	5.0	4.4	0	**4.4**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)

Belarus

Belarus MSE Framework Credit line to Belgazprombank for on-lending to micro and small enterprises. Small business finance ○ Private ○ FI	3.4	3.4	0	**3.4**
Olivaria Modernisation and expansion of brewery. Agribusiness ○ Private ○ B/1	10.5	3.2	3.5	**6.7**
Priorbank Mortgage credit line. Bank lending ○ Private ○ FI	21.1	12.7	0	**12.7**
Regional Trade Facilitation Programme Support for foreign trade through Belgazprombank and Priorbank. Bank lending ○ Private ○ FI	4.0	4.0	0	**4.0**

Bosnia and Herzegovina

Bosnia and Herzegovina regional railway Financing of track infrastructure. Transport ○ State ○ B/1	163.8	70.0	0	**70.0**
Mittal Steel Zenica Energy efficiency investments and working capital. Manufacturing ○ Private ○ B/1	25.0	25.0	0	**25.0**
Tvornica Opeke Sarajevo Renovation of a disused brick factory in Sarajevo. Manufacturing ○ Private ○ B/1	13.2	6.2	0	**6.2**
Regional Trade Facilitation Programme Support for foreign trade through Raiffeisen Bank. Bank lending ○ Private ○ FI	2.9	2.4	0	**2.4**

Bulgaria

Belvedere Investment in wine producer to strengthen operations and increase export sales. Agribusiness ○ Private ○ B/1	28.1	7.0	2.0	**9.0**
Burgas Water Company Upgrading and expansion of the Burgas regional water company's infrastructure. Municipal infrastructure ○ State ○ B/1	21.1	11.0	0	**11.0**
Chelopech mining Environmental improvements, refurbishment, modernisation and expansion of the Chelopech Gold Copper mine and processing plant. Natural resources ○ Private ○ B/1	39.6	8.5	0	**8.5**
Energy Efficiency and Renewable Energy Framework Credit line for energy efficiency and renewable energy improvements. Bank lending ○ Private ○ FI	2.5	2.5	0	**2.5**
EU/EBRD SME Finance Facility				
Union Leasing Bulgaria Credit line for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	3.0	3.0	0	**3.0**
United Bulgarian Bank Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
Maritza East I Power Company Construction of a lignite-fired power plant. Power and energy ○ Private ○ A/1	1,037.5	114.0	0	**114.0**
North-eastern Bulgaria electricity distribution companies Support for the privatisation of two electricity distribution companies. Power and energy ○ Private ○ C/1	16.8	16.8	0	**16.8**
Orchid Holdings Development and construction of property developments. Property and tourism ○ Private ○ C/1	15.7	15.7	0	**15.7**
Residential energy efficiency credit line Energy efficiency investment in Bank Bulgaria, DSK Bank, Post Bank, Raiffeisen Bank and United Bulgarian Bank. Bank lending ○ Private ○ FI	30.1	30.1	0	**30.1**
Sunny Travel EOOD Completion of Hermitage Grand Hotel in Golden Sands. Property and tourism ○ Private ○ B/1	39.0	13.0	0	**13.0**
Svilosa Pulp Mill Increase in production, improvements in energy efficiency and compliance with EU environmental standards. Manufacturing ○ Private ○ B/1	28.0	18.0	0	**18.0**

Croatia

Karlovac waste-water management Construction of a waste-water treatment plant and upgrade and extension of existing sewerage network. Municipal infrastructure ○ State ○ B/0	36.0	10.0	0	**10.0**
Port of Dubrovnik infrastructure modernisation Extension of berth area in the port of Gruz, Dubrovnik, to accommodate more and larger vessels. Transport ○ State ○ B/1	33.7	26.5	0	**26.5**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)

Czech Republic

EU/EBRD SME Finance Facility	20.0	20.0	0	**20.0**
Credit line to Deutsche Leasing Ceska and SG Equipment Finance for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI				

FYR Macedonia

Mittal Steel Skopje	25.0	25.0	0	**25.0**
Working capital and energy efficiency investments. Manufacturing ○ Private ○ B/1				
Western Balkans SME Finance Facility	4.0	4.0	0	**4.0**
Credit line to Invest Banka for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI				
Regional Trade Facilitation Programme	4.2	3.3	0	**3.3**
Support for foreign trade through Komercijalna Banka and Tutunska Banka AD Skopje. Bank lending ○ Private ○ FI				

Georgia

Bank of Georgia capital increase	0.8	0	0.8	**0.8**
Expansion of the bank's lending business and maintenance of regulatory capital adequacy. Bank equity ○ Private ○ FI				
Direct Investment Facility				
Delidor	1.3	0.4	0.9	**1.3**
Financing the production of frozen fruits and vegetables. Agribusiness ○ Private				
Iberia Refreshments	2.3	1.0	0	**1.0**
Investment in Pepsi franchise. Agribusiness ○ Private				
Lomisi	2.5	0	2.5	**2.5**
Minority equity investment in Georgia's second-largest brewery. Agribusiness ○ Private				
Georgian Wines & Spirits Ltd	7.9	6.2	0	**6.2**
Strengthening of the company's position in regional markets. Agribusiness ○ Private ○ C/O				
Medium-sized Loan Co-financing Facility				
Bank of Georgia	4.2	4.2	0	**4.2**
Credit line. Bank lending ○ Private ○ FI				
Lomisi	5.9	3.0	0	**3.0**
Sub-loan to local brewery through TBC Bank. Agribusiness ○ Private ○ FI				
Nola Ltd	1.3	1.3	0	**1.3**
Sub-loan to a construction company through TBC Bank. Property and tourism ○ Private ○ FI				
TBC Bank	4.2	4.2	0	**4.2**
Credit line. Bank lending ○ Private ○ FI				
TBC Bank	8.5	8.5	0	**8.5**
Credit line enabling the bank to increase medium-term lending to SME sector. Bank lending ○ Private ○ FI				
TBC Bank	17.8	5.9	0	**5.9**
Syndicated loan to TBC Bank. Bank lending ○ Private ○ FI				
TBC Leasing	2.5	2.5	0	**2.5**
Senior loan to one of Georgia's first leasing companies. Non-bank financial institutions ○ Private ○ FI				
Tbilisi public transport	3.2	3.1	0	**3.1**
Financing of municipal bus network, including repair facilities and developing a regulatory framework. Municipal infrastructure ○ Private ○ B/1				
Regional Trade Facilitation Programme	21.5	17.9	0	**17.9**
Support for foreign trade through Bank of Georgia, TBC Bank and United Georgian Bank. Bank lending ○ Private ○ FI				

Hungary

EU/EBRD SME Finance Facility	28.0	28.0	0	**28.0**
Credit line to Budapest Leasing, CIB Leasing, Deutsche Leasing Hungaria and Merkantil for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI				
Euroventures Hungary III	23.0	0	5.0	**5.0**
Investment in a private equity fund. Equity funds ○ Private ○ FI				
M6 motorway	410.9	32.0	0	**32.0**
Financing of the M6 motorway on a design-build-finance-operate basis under a public-private partnership scheme. Transport ○ Private ○ A/O				
Winterthur Multi-project Facility	3.6	0	1.3	**1.3**
Equity investment in CSL&P Penztarzolgaltato life company. Non-bank financial institutions ○ Private ○ FI				

Kazakhstan

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Accumulation Pension Fund Pre-privatisation equity investment. Non-bank financial institutions ○ State ○ FI	5.1	0	1.7	**1.7**
Agricultural Commodity Financing Programme Financing of agricultural commodities against warehouse receipts by ATF Bank, Bank Caspian and Bank Center Credit. Agribusiness ○ Private ○ FI	70.0	60.9	0	**60.9**
Agricultural equipment financing Financing for farmers, agribusiness companies and traders to purchase or lease equipment, provided through Kazkommertsbank. Agribusiness ○ Private ○ FI	13.5	10.1	0	**10.1**
Bank Center Credit mortgage finance facility For on-lending by the bank to individuals for purchase, construction or refurbishment of their primary residences. Bank lending ○ Private ○ FI	4.2	4.2	0	**4.2**
BTA Ipoteka – mortgage loan II Credit line for on-lending to individuals for buying and/or repairing properties. Non-bank financial institutions ○ Private ○ FI	4.2	4.2	0	**4.2**
Central Asia Cement Expansion and modernisation of the Karaganda cement plant. Manufacturing ○ Private ○ B/1	46.5	16.9	0	**16.9**
Kazakhstan Small Business Programme Credit line to Kazakhstan Loan Fund for on-lending to micro and small enterprises, focusing on agribusiness loans. Small business finance ○ Private ○ FI	1.7	1.7	0	**1.7**
Kazkommertsbank capital increase Equity investment in bank. Bank equity ○ Private ○ FI	11.4	0	3.9	**3.9**
KEGOC: North-south power transmission Development of YukGres-Shu power transmission infrastructure. Power and energy ○ State ○ B/1	207.4	44.6	0	**44.6**
K-Mobile Loan for network development and refinancing of short-term loans. Telecommunications ○ Private ○ C/1	84.5	42.3	0	**42.3**
Savola Kazakhstan Expansion of crushing and refining facilities at edible oil producer. Agribusiness ○ Private ○ B/1	19.4	13.5	0	**13.5**
Soufflet Multi-project Facility Investment in barley producer Maltings. Agribusiness ○ Private ○ B/1	11.1	0.8	0	**0.8**
Tulpar II Expansion of a residential compound in southern Kazakhstan. Property and tourism ○ Private ○ B/1	12.7	5.1	0	**5.1**
Regional Trade Facilitation Programme Support for foreign trade through ATF Bank, Bank Caspian, Bank Center Credit, Bank Turan Alem and Kazkommertsbank. Bank lending ○ Private ○ FI	78.5	69.1	0	**69.1**

Kyrgyz Republic

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Direct Lending Facility Revolving three-year working capital facility for Cotton Corporation Limatex. Agribusiness ○ Private	0.8	0.8	0	**0.8**
ETC Non-Bank Micro Finance Institution Framework Loans to Bai Tushum and Finca Micro credit company for on-lending to micro and small enterprises. Small business finance ○ Private ○ FI	2.8	2.2	0	**2.2**
Ineximbank Equity investment in planned capital increase. Bank equity ○ Private ○ FI	2.0	0	1.3	**1.3**
Kyrgyz MSE Finance Facility Credit lines to Ineximbank and Kazkommertsbank "Kyrgyzstan" for on-lending to micro and small enterprises. Small business finance ○ Private ○ FI	7.8	3.8	0	**3.8**
Medium-sized Loan Co-financing Facility Sub-loan to Abdysh-Ata brewery through Kyrgyz Investment Credit Bank. Agribusiness ○ Private ○ FI	0.9	0.5	0	**0.5**
Raduga II Expansion of Raduga tourist resort at Issyk-Kul Lake. Property and tourism ○ Private ○ B/1	13.5	5.1	0	**5.1**
Regional Trade Facilitation Programme Support for foreign trade through Ineximbank, JS Commercial Bank "Kyrgyzstan" and Kyrgyz Investment and Commercial Bank. Bank lending ○ Private ○ FI	1.5	1.5	0	**1.5**

Latvia

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Rietumu Banka Syndicated credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	60.0	20.0	0	**20.0**

Lithuania

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Siauliu Bankas credit line Loan enabling Siauliu Bankas to expand its lending activity and implement its business plan. Bank lending ○ Private ○ FI	12.0	5.0	0	**5.0**
Siauliu Bankas equity Equity investment in bank providing important services to small and medium-sized businesses. Bank equity ○ Private ○ FI	6.7	0	6.7	**6.7**

Moldova

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Banca Sociala Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	5.0	5.0	0	**5.0**
Direct Investment Facility Capital increase for Orhei Vit to finance frozen fruit and vegetable production. Agribusiness ○ Private	2.7	1.3	1.4	**2.7**
ETC Non-Bank Micro Finance Institution Framework Loan to Rural Finance Corporation for on-lending to micro and small enterprises. Small business finance ○ Private ○ FI	0.8	0.6	0	**0.6**
Glass Container Company Medium-term loan to facilitate balance sheet restructuring. Agribusiness ○ Private ○ B/1	6.3	2.1	0	**2.1**
Medium-sized Loan Co-financing Facility				
Bucuria Sub-loan to a local confectionery producer, through Victoria Bank. Agribusiness ○ Private ○ FI	2.2	0.7	0	**0.7**
Mobiasbanca Credit line to finance sub-loans. Bank lending ○ Private ○ FI	2.5	2.5	0	**2.5**
Protos Loan for manufacturer of steel pipes co-financed with Victoria Bank. Manufacturing ○ Private ○ FI	0.8	0.4	0	**0.4**
ProCredit Moldova Investment to provide access to financial services for micro and small enterprises. Small business finance ○ Private ○ FI	1.7	1.7	0	**1.7**
Regional Trade Facilitation Programme Support for foreign trade through Banca Sociala, Moldinconbank, Mobiasbanca and Victoria Bank. Bank lending ○ Private ○ FI	6.6	4.8	0	**4.8**

Poland

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Bank Gospodarki Zywnosciowej (BGZ) Equity investment in bank. Bank equity ○ Private ○ FI	154.6	23.2	0	**23.2**
BPH Property Fund Creation of a fund to purchase medium-sized property in Poland and other central European countries. Property and tourism ○ Private ○ FI	12.4	12.4	0	**12.4**
Bydgoszcz Water revenue bond Financing to enable consolidation and improvements to the water and sewerage system in Bydgoszcz. Municipal infrastructure ○ State ○ C/0	240.2	41.5	0	**41.5**
Dalkia Litesko II Additional equity financing for Dalkia Lodz for the acquisition of the district heating company. Energy efficiency ○ Private ○ C/1	7.5	0	7.5	**7.5**
Danone Multi-project Facility Investment in LU Polska's dairy, confectionery and mineral water companies. Agribusiness ○ Private ○ FI	40.8	0	4.1	**4.1**
EU/EBRD Rural Finance Facility Loan to BW WBK Leasing for on-lending to small and medium-sized businesses in rural areas. Non-bank financial institutions ○ Private ○ FI	5.0	5.0	0	**5.0**
EU/EBRD SME Finance Facility Credit line to Bankowy Fundusz Leasingowy, Deutsche Leasing Polska S.A. Warszawa and Raiffeisen Leasing Polska II for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	30.5	30.5	0	**30.5**
Gliwice environmental programme Transfer of the Bank's existing loan from the City of Gliwice to Gliwice PWiK. Municipal infrastructure ○ Private ○ B/0	70.1	15.0	0	**15.0**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
JWK Investment in property development company. Property and tourism ○ Private ○ B/0	15.3	6.4	0	**6.4**
Kaufland Polska Markety Support for strategic expansion of Kaufland discount hypermarket chain. Agribusiness ○ Private ○ B/0	160.0	80.0	0	**80.0**
Krakow public transport commercialisation and financing Investment in public transport infrastructure and rolling stock to improve services. Municipal infrastructure ○ State ○ B/0	58.6	19.4	0	**19.4**
Patnow II Construction of a new unit at the ZE Patnow Adamow Konin S.A. (PAK), a group of three lignite-fired power plants. Power and energy ○ Private ○ B/1	550.0	62.8	0	**62.8**

Romania

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Arad urban transport programme Investment in public transport infrastructure and overall performance. Municipal infrastructure ○ State ○ B/0	20.0	15.0	0	**15.0**
Banca Comerciala Romana mortgage loan II Senior loan to support development of long-term lending to individuals for property investment purposes. Bank lending ○ Private ○ FI	50.0	50.0	0	**50.0**
Banca Post Convertible loan. Bank equity ○ Private ○ FI	9.8	5.8	0	**5.8**
Banca Romaneasca Equity investment to maintain 10 per cent stake. Bank equity ○ Private ○ FI	5.3	0	5.3	**5.3**
Banca Transilvania Investment to provide additional capital to maintain growth. Bank equity ○ Private ○ FI	2.2	0	2.2	**2.2**
Brasov urban transport – city loan Upgrading of streets located along major public transport routes in the city. Municipal infrastructure ○ State ○ B/1	18.0	10.0	0	**10.0**
Brasov urban transport – company loan Purchase of 130 new buses and a street upgrading programme. Municipal infrastructure ○ State ○ B/1	18.0	10.0	0	**10.0**
CFR rail traction Priority investment in CFR traction energy company. Transport ○ State ○ B/0	26.7	22.5	0	**22.5**
Constanta by-pass Building and maintenance of the Constanta by-pass. Transport ○ State ○ A/0	211.5	144.2	0	**144.2**
Distrigaz Sud Support for the privatisation of gas distribution company. Power and energy ○ Private ○ C/1	302.0	0	31.0	**31.0**
Domenia Credit S.A. Start-up of a specialised mortgage company. Non-bank financial institutions ○ Private ○ FI	8.9	5.4	0	**5.4**
Egger Construction of a chipboard plant. Manufacturing ○ Private ○ B/0	127.0	61.0	0	**61.0**
EU/EBRD Mortgage Finance Facility Credit facility to Alpha Bank Romania for on-lending as medium/long-term loans. Bank lending ○ Private ○ FI	21.6	19.6	0	**19.6**
EU/EBRD SME Finance Facility				
BCR Leasing Credit line for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	5.0	5.0	0	**5.0**
CEC Romania Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
Iasi district heating Upgrading of municipal district heating distribution. Municipal infrastructure ○ State ○ B/1	31.4	13.0	0	**13.0**
Michelin Romania Acquisition of a local tyre-making company by Michelin. Manufacturing ○ Private ○ B/1	13.6	1.5	0	**1.5**
Post Privatisation Fund Investment in medium-sized private and privatised enterprises. Equity funds ○ Private ○ B/1	0.3	0	0.2	**0.2**
ProCredit Bank Romania Credit line for on-lending to small and medium-sized businesses. Small business finance ○ Private ○ FI	12.4	3.1	0	**3.1**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Regional operating company – Apa Soames	39.0	7.2	0	**7.2**
Laying the foundations for a regional water operator to promote sustainability. Municipal infrastructure ○ State ○ B/1				
Sibiu urban transport pre-accession	17.8	15.0	0	**15.0**
Investment to improve key infrastructure including street refurbishment and public lighting. Municipal infrastructure ○ State ○ B/0				
Stirom	15.8	10.0	0	**10.0**
Refurbishment of Stirom glassworks. Agribusiness ○ Private ○ B/1				
Tnuva Romania Dairies	49.9	0	9.6	**9.6**
Development of a dairy complying with EU standards, milk farm and livestock feeding centre. Agribusiness ○ Private ○ B/1				
Tnuva Romania Milk	5.1	0	1.0	**1.0**
Construction of a fresh dairy production plant. Agribusiness ○ Private ○ B/1				

Russia

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Air Liquide – Severstal JV	103.0	36.0	0	**36.0**
Construction and management of an industrial gas facility for Severstal steel making. Manufacturing ○ Private ○ B/1				
BD Logistics	23.3	7.0	3.6	**10.6**
Development, construction and operation of two international-standard warehouses near Moscow. Property and tourism ○ Private ○ B/1				
Belaya Kalitva Metallurgical Association	25.4	16.9	0	**16.9**
Environmental and modernisation programme for two rolling mills acquired by Alcoa Inc. Manufacturing ○ Private ○ B/1				
Botnia – SVIR	65.0	22.5	0	**22.5**
Partial financing for the construction and start-up of a new sawmill. Manufacturing ○ Private ○ B/0				
Center-Invest Bank equity investment II	4.1	0	4.1	**4.1**
Subscription to newly issued shares. Bank equity ○ Private ○ FI				
Credit Bank of Moscow	8.5	8.5	0	**8.5**
Credit line for on-lending to local private sector small and medium-sized businesses. Bank lending ○ Private ○ FI				
DeltaCredit rouble mortgage loan	8.8	8.8	0	**8.8**
Loan for financing rouble-denominated mortgages. Non-bank financial institutions ○ Private ○ FI				
DeltaCredit – syndicated loan	38.0	12.7	0	**12.7**
Loan to expand the bank's mortgage loan portfolio. Non-bank financial institutions ○ Private ○ FI				
DeltaLeasing	2.1	2.1	0	**2.1**
Loan to support leasing sector for small and medium-sized businesses in the Russian Far East and Siberia. Non-bank financial institutions ○ Private ○ FI				
Direct Investment Facility				
Firestop	0.8	0.4	0	**0.4**
Financing for flame retardant manufacturer. Manufacturing ○ Private				
Intellikraft	22.1	0	0.3	**0.3**
Financing of pilot production of new type of battery. Manufacturing ○ Private				
Europlan syndicated loan	33.8	11.2	0	**11.2**
Loan to leading SME leasing company. Non-bank financial institutions ○ Private ○ FI				
Europlan	8.5	8.5	0	**8.5**
Second loan to leading provider of financial leases to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI				
Gallery	15.2	12.7	0	**12.7**
Equity financing for outdoor advertising company. Telecommunications ○ Private ○ C/1				
Gallery – equity	40.7	0	4.1	**4.1**
Ordinary shares in Rapsod Ltd (BVI) (Gallery HoldCo). Telecommunications ○ Private ○ C/1				
Hansabank Russia equity investment	12.9	0	12.9	**12.9**
Equity investment to support capital increase and extension of operations. Bank equity ○ Private ○ FI				
High River Gold	10.7	0	10.7	**10.7**
Equity stake in High River Gold, a gold mining company. Natural resources ○ Private ○ B/0				

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Impex Bank SME credit line Expansion of lending to private sector small and medium-sized businesses. Bank lending ○ Private ○ FI	16.9	16.9	0	**16.9**
International Moscow Bank Equity investment in bank. Bank equity ○ Private ○ FI	8.1	0	8.1	**8.1**
Locko Bank SME credit line Credit line for lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	8.5	8.5	0	**8.5**
Mortgage Framework Support for NBD's mortgage lending activity. Bank lending ○ Private ○ FI	1.7	1.7	0	**1.7**
Mosenergo post-restructuring loan Loan to Mosenergo Generation Company. Power and energy ○ Private ○ B/1	211.8	85.3	0	**85.3**
News CIS Senior secured loan to facilitate creation of a pan-regional outdoor advertising network. Telecommunications ○ Private ○ C/1	163.1	33.8	0	**33.8**
OOO Pfleiderer Establishment of a chipboard production facility in Podberezie. Manufacturing ○ Private ○ B/0	77.0	32.0	0	**32.0**
Piter Raduga shopping mall Development of shopping centre in St Petersburg. Property and tourism ○ Private ○ B/1	125.0	32.5	0	**32.5**
Primsots Bank Investment to support SME lending programme. Bank lending ○ Private ○ FI	2.6	2.6	0	**2.6**
Promsvyazbank SME credit line Loan for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	25.4	25.4	0	**25.4**
Promsvyazbank subordinated loan Credit line to support SME lending activities in the regions. Bank lending ○ Private ○ FI	44.1	44.1	0	**44.1**
Quadriga Capital Russia Private Equity Fund II Investment in private equity fund. Equity funds ○ Private ○ FI	68.0	0	33.0	**33.0**
Regional Venture Funds Equity investments in medium-sized enterprises in central and north-west Russia and west Siberia. Equity funds ○ Private ○ FI	7.6	0	7.6	**7.6**
Renaissance Capital Bank rouble loan Loan to finance the portfolio of consumer loans. Non-bank financial institutions ○ Private ○ FI	24.7	24.7	0	**24.7**
Rosbank Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	26.5	26.5	0	**26.5**
RSB securitisation Investment to enable consumer lending. Non-bank financial institutions ○ Private ○ FI	144.0	8.5	0	**8.5**
Russia – Federal Grid Company modernisation Rouble financing for modernisation of the company's infrastructure. Power and energy ○ State ○ B/1	147.1	147.1	0	**147.1**
Russia Small Business Fund Credit line to FORUS and Uralvneshtorgbank for on-lending to small and medium-sized businesses. Small business finance ○ Private ○ FI	8.7	6.7	0	**6.7**
Saint Gobain Packaging Regional Facility Modernisation of Sitall's glass packaging plant. Agribusiness ○ Private ○ B/1	9.3	0	1.9	**1.9**
Samara Metallurgical Plant Modernisation and upgrade of two aluminium plants. Manufacturing ○ Private ○ B/1	38.0	25.4	0	**25.4**
Sibacadembank Equity investment in bank. Bank equity ○ Private ○ FI	13.4	0	12.4	**12.4**
Soufflet Multi-project Facility Investment in Zerno, a barley processor. Agribusiness ○ Private ○ B/1	14.4	0.2	0	**0.2**
Spurt Bank SME credit line Loan for on-lending to small and medium-sized businesses operating in the Republic of Tatarstan. Bank lending ○ Private ○ FI	8.2	8.2	0	**8.2**
St Petersburg Northern Waste Water Treatment Plant Incinerator Construction of a sludge incinerator to reduce sludge disposal problem. Municipal infrastructure ○ State ○ B/1	54.5	20.0	0	**20.0**

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Sumitomo Leasing Lease financing for Russian companies modernising their construction and mining machinery. Manufacturing ○ Private ○ FI	1.8	1.8	0	**1.8**
Surgut municipal services development programme Investment in municipal water and district heating infrastructure in Surgut. Municipal infrastructure ○ State ○ B/0	28.7	8.8	0	**8.8**
Toyota Russia Construction of automotive assembly plant. Manufacturing ○ Private ○ B/0	164.3	24.0	0	**24.0**
Transcapitalbank Credit line for the development of the bank's mortgage lending. Bank lending ○ Private ○ FI	4.2	4.2	0	**4.2**
Transcapitalbank SME credit line Senior loan for on-lending to private sector small and medium-sized businesses. Bank lending ○ Private ○ FI	8.5	8.5	0	**8.5**
Ufa Glass Packaging Plant Construction of a plant near Ufa. Agribusiness ○ Private ○ B/1	54.9	13.7	0	**13.7**
Vena restructuring and expansion Restructuring and expansion of Vena brewery. Agribusiness ○ Private ○ B/1	21.8	14.8	0	**14.8**
Vestel 2 – white goods production Construction of a white goods production facility. Manufacturing ○ Private ○ B/0	67.6	23.7	0	**23.7**
V-Lazer Construction and start-up cost of four new white goods stores in Russia's Far East. Manufacturing ○ Private ○ B/0	17.2	7.5	0	**7.5**
Regional Trade Facilitation Programme Support for foreign trade through Absolut Bank, Bank UralSib, Center-Invest Bank, Chelindbank, Credit Bank of Moscow, Impexbank, Locko Bank, NBD Bank, Orgresbank, Probusinessbank, Promsvyazbank, Rosbank, Russian Standard Bank, Savings Bank of Russia (Sberbank), Sibacadembank, TransCapitalBank, Uraltransbank, Uralvneshtorgbank, Vneshtorgbank and Yugbank. Bank lending ○ Private ○ FI	186.2	186.2	0	**186.2**

Serbia and Montenegro

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Agricultural Commodity Finance Programme Working capital financing for SFIR, a sugar processing company. Agribusiness ○ Private ○ FI	27.7	7.0	0	**7.0**
Belgrade to Novi Sad motorway Upgrading of a 65 km section of road from Belgrade to Novi Sad and construction of a bridge across the Danube. Transport ○ State ○ A/0	211.4	72.0	0	**72.0**
Future air traffic management modernisation and upgrading system Modernisation of the Belgrade and Podgorica air traffic control centres and corresponding infrastructure. Transport ○ State ○ B/0	111.9	33.5	0	**33.5**
GTC House Belgrade Construction, letting and management of an office development. Property and tourism ○ Private ○ B/1	14.9	6.4	0	**6.4**
GTC House Belgrade II Increase of GTC House loan and financing of a new office complex in Belgrade. Property and tourism ○ Private ○ B/1	23.4	8.2	0	**8.2**
Montenegro regional road upgrading Improvements to infrastructure and safety of Montenegrin roads. Transport ○ State ○ B/1	14.1	11.5	0	**11.5**
ProCredit Bank Serbia Participation in a capital increase. Small business finance ○ Private ○ FI	18.8	6.7	0	**6.7**
SBB Expansion of telecommunications network. Telecommunications ○ Private ○ C/1	8.7	4.8	0	**4.8**
Sevojno Rolling Mill Modernisation and construction of new equipment to improve capacity, efficiency and quality of operations. Manufacturing ○ Private ○ C/1	30.1	14.0	0	**14.0**
US/EBRD SME Finance Facility Credit line to Alter Modus for on-lending to micro, small and medium-sized enterprises. Small business finance ○ Private ○ FI	2.0	1.8	0	**1.8**
VB Serbia equity Equity investment in existing bank alongside Volksbank. Bank equity ○ Private ○ FI	6.7	0	1.2	**1.2**
VB Serbia Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Western Balkans SME Finance Facility	0.7	0.5	0	**0.5**
Credit line to Kasabank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI				
Regional Trade Facilitation Programme	1.9	1.9	0	**1.9**
Support for foreign trade through Cacanska Banka, Eksimbanka, Euromarket Banka and Raiffeisen Bank. Bank lending ○ Private ○ FI				

Slovak Republic

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
EU/EBRD Rural Finance Facility	5.0	5.0	0	**5.0**
Credit line to Unibanka for on-lending to rural small and medium-sized businesses. Bank lending ○ Private ○ FI				
EU/EBRD SME Finance Facility	4.0	3.0	0	**3.0**
Credit line to Unibanka for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI				
Istrobanka SME credit line	10.0	10.0	0	**10.0**
Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI				
Kronospan Slovakia MDF facility	95.5	14.5	0	**14.5**
Construction of a MDF production plant. Manufacturing ○ Private ○ B/1				
Post Privatisation Fund	3.1	0	0.8	**0.8**
Equity fund supporting financial and operational restructuring of medium-sized enterprises Equity funds ○ Private ○ FI				

Slovenia

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
EU/EBRD Rural Finance Facility	7.0	7.0	0	**7.0**
Credit line to SKB Leasing for on-lending to small and medium-sized businesses in rural areas. Non-bank financial institutions ○ Private ○ FI				
EU/EBRD SME Finance Facility				
HVB Leasing	5.0	5.0	0	**5.0**
Credit line for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI				
Volksbank Ljudska Slovenia	7.0	7.0	0	**7.0**
Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI				
Global Environmental Facility	13.7	10.0	0	**10.0**
Loan to Bank Austria Creditanstalt Slovenia, NLB and Volksbank for on-lending to projects reducing water pollution in the Danube River. Bank lending ○ Private ○ FI				

Tajikistan

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Eskhata Bank	1.5	0	0.8	**0.8**
Equity investment. Bank equity ○ Private ○ FI				
Eskhata Bank	2.1	2.1	0	**2.1**
Loan for on-lending to micro and small enterprises. Small business finance ○ Private ○ FI				
ETC Non-Bank Micro Finance Institution Framework	0.8	0.8	0	**0.8**
Loan to IMON for on-lending to micro and small enterprises. Small business finance ○ Private ○ FI				
Micro and Small Enterprise Finance Facility	1.7	1.7	0	**1.7**
Credit line to Agroinvest for on-lending to micro and small enterprises. Small business finance ○ Private ○ FI				
TSA air fleet upgrade	6.3	4.2	0	**4.2**
Financing for pre-operation costs and an aviation consultant. Transport ○ State ○ C/1				
Regional Trade Facilitation Programme	8.0	8.0	0	**8.0**
Support for foreign trade through Agroinvest Tajikistan, Eskhata Bank, Tajprombank and TSOB Tajikistan. Bank lending ○ Private ○ FI				

Turkmenistan

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Direct Investment Facility	1.5	0.8	0	**0.8**
Loan to TMS Wool to cover cost overruns and shortfall of working capital. Manufacturing ○ Private				

Ukraine

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
ADM-Risoil Ukraine	17.2	17.2	0	**17.2**
Construction of a new edible oil crushing facility. Agribusiness ○ Private ○ C/1				
Bunge Pre/Post Harvest Financing Facility	152.2	33.8	0	**33.8**
Working capital financing of leading edible oil plant. Agribusiness ○ Private ○ C/1				
Chumak II	30.0	20.5	0	**20.5**
Long-term secured loan to food producer to modernise and expand existing facilities. Agribusiness ○ Private ○ B/1				
Direct Investment Facility	0.7	0.7	0	**0.7**
Loan to Ukram Industries to develop nitrogen conditioning system for refrigerated transport. Manufacturing ○ Private				

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Dnipropetrovsk municipal water and waste water	30.5	20.0	0	**20.0**
Loan to improve operational and financial performance of municipal and waste-water services. Municipal infrastructure ○ State ○ B/1				
Euroventures Ukraine II	63.4	0	21.1	**21.1**
Investment in a private equity fund. Equity funds ○ Private ○ FI				
Galnaftogaz	21.1	21.1	0	**21.1**
Partial funding for the reconstruction, construction and acquisition of petrol stations. Natural resources ○ Private ○ B/1				
Kiev-Chop road upgrading	138.0	100.0	0	**100.0**
Upgrading of the M06 Kiev-Chop road and further reform of road sector administration and financing. Transport ○ State ○ B/0				
Kreditprom SME credit line	8.5	8.5	0	**8.5**
Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI				
Kredyt Bank Ukraina mortgage credit line	8.5	8.5	0	**8.5**
Credit line for mortgages. Bank lending ○ Private ○ FI				
Malteurop	25.2	5.2	0	**5.2**
Expansion and renovation of existing malting plant and construction of a second plant. Agribusiness ○ Private ○ B/1				
Odessa high-voltage grid upgrade	25.8	25.8	0	**25.8**
Loan to upgrade high-voltage grid. Power and energy ○ State ○ A/0				
Post Privatisation Fund	7.3	0	4.4	**4.4**
Equity and equity-related investment in medium-sized enterprises through Euroventures Ukraine. Equity funds ○ Private ○ FI				

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Raiffeisen Ukraine mortgage credit line	8.5	4.2	0	**4.2**
Mortgage credit line. Bank lending ○ Private ○ FI				
Soufflet Multi-project Facility				
ACL 2004 Slavuta	6.8	2.0	0	**2.0**
Investment in barley producer. Agribusiness ○ Private ○ B/1				
Ukraine ACL 05	5.1	5.1	0	**5.1**
Acquisition, refurbishment and expansion of malting plant. Agribusiness ○ Private ○ B/1				
Toepfer Ukraine	137.4	84.5	0	**84.5**
Transport, storage and export of agricultural commodities, or sale and supply to leading local food processors. Agribusiness ○ Private ○ C/0				
Ukraine Micro Lending Programme II	11.8	11.8	0	**11.8**
Credit line to Forum Bank and Kreditprombank for on-lending to small enterprises. Small business finance ○ Private ○ FI				
Ukraine SME Lending Framework	17.0	17.0	0	**17.0**
Credit line to Agio Bank and Forum Bank for long-term financing of small and medium-sized businesses. Bank lending ○ Private ○ FI				
UkrESCO II	8.5	8.5	0	**8.5**
Second loan to state-owned energy service company. Energy efficiency ○ State ○ C/0				
Ukrrichflot III – follow-on loan	42.3	11.0	0	**11.0**
Finance for part of the acquisition costs of five new dry cargo buildings. Transport ○ Private ○ B/1				
Regional Trade Facilitation Programme	43.4	43.4	0	**43.4**
Support for foreign trade through Aval Bank, Forum Bank, Hypovereinsbank Ukraine, Kreditprombank, Kredyt Bank Ukraina, Raiffeisen Bank Ukraine. Bank lending ○ Private ○ FI				

Uzbekistan

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Bayteks	23.7	6.8	0	**6.8**
Establishment of a modern textile plant. Manufacturing ○ Private ○ B/1				
Direct Lending Facility				
Berad Agro	1.0	0.5	0	**0.5**
Support for dried fruit and vegetable producer. Agribusiness ○ Private				
Mekhnat Pivo	3.1	2.8	0	**2.8**
Loan to help increase current production capacity of a brewery. Agribusiness ○ Private				
Unitel	25.4	25.4	0	**25.4**
Equity investment to finance the acquisition of Unitel. Telecommunications ○ Private ○ C/0				

Regional

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Argus Capital Partners II	30.0	0	30.0	**30.0**
Successor fund to Argus Capital Partners I, working in Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, FYR Macedonia, Hungary, Latvia, Lithuania, Poland, Romania, Serbia and Montenegro, Slovak Republic and Slovenia. Equity funds ○ Private ○ FI				
Emerging Europe Convergence Fund II	60.0	0	60.0	**60.0**
Private equity fund to invest in the markets of Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Russia, Slovak Republic, Slovenia and Ukraine. Equity funds ○ Private ○ FI				
Global Property Fund	125.0	0	30.0	**30.0**
Equity investment in property in Bulgaria, Romania and Serbia and Montenegro. Property and tourism ○ Private ○ FI				
Lesaffre	110.8	0	22.2	**22.2**
Equity investment in Russian and Ukrainian subsidiaries of this French yeast producer. Agribusiness ○ Private ○ B/1				
Lukoil Overseas: South Caucasus gas pipeline	92.1	59.2	0	**59.2**
Completion of the pipeline in Azerbaijan and Georgia. Natural resources ○ Private ○ C/1				
Minsk retail network	24.9	10.7	0	**10.7**
Development of three modern retail outlets in Belarus and Lithuania. Agribusiness ○ Private ○ B/0				
ORCO Aparthotels	35.0	3.8	0	**3.8**
Regional expansion of ORCO's apartment/hotel business in the Czech Republic, Estonia, Hungary, Poland, Romania, Serbia and Montenegro, Slovak Republic and Ukraine. Property and tourism ○ Private ○ B/0				
SG AM Eastern Europe L.P.	30.0	0	30.0	**30.0**
Investment in consumer services and manufacturing in Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia. Equity funds ○ Private ○ FI				
SigmaBleyzer Southeast European Fund IV CV	50.0	0	50.0	**50.0**
Private equity fund investing in Bulgaria, Romania and Ukraine. Equity funds ○ Private ○ FI				
Southeast Europe Equity Fund II	42.3	0	42.3	**42.3**
Equity fund investing in private funds in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Hungary, Romania, Serbia and Montenegro and Slovenia. Equity funds ○ Private ○ FI				
Véolia Transport (formerly Connex)	198.0	0	71.0	**71.0**
Equity funding to expand transport services in the Czech Republic, Hungary, Poland and Slovenia. Municipal infrastructure ○ Private ○ C/1				

The EBRD provides training opportunities for all staff and encourages flexibility in the workforce. Over 3,500 days of training were undertaken in 2005.

Staffing

The EBRD encourages staff to pursue career opportunities in various departments at Headquarters or in our local offices to develop their work skills. By promoting mobility within the workplace, the Bank builds greater flexibility in the workforce to meet evolving business needs.

At the end of December 2005, the EBRD's London-recruited staff totalled 969, compared with 965 in 2004. Locally hired staff in the Bank's Resident Offices totalled 234, compared with 237 the previous year. The ratio of male/female professional staff in the EBRD is approximately 1.63:1. The Bank actively seeks to recruit staff from a variety of backgrounds to achieve a multinational and diverse workforce. A total of 56 nationalities are represented among the Bank's staff.

Organisational changes

To ensure that the EBRD is able to evaluate its activities with full independence, the reporting structure of the Project Evaluation Department (PED) was changed in 2005. The department now reports directly to the Bank's Board of Directors and is known as the Evaluation Department. Its director's title has been changed to Chief Evaluator.

A new Business Group Director position for Portfolio Monitoring was created in 2005. The Director assesses portfolio risks and provides advice on any action that needs to be taken to deal with potential problems. The new position emphasises the importance of monitoring the Bank's growing portfolio.

In May 2005 the Controller's Department was established. The department reports to the Vice President, Finance. This change was undertaken to ensure that the structure of the Bank reflects the latest best practice in financial management.

Changes in senior management

Since Noreen Doyle resigned from her post as First Vice President, Banking, in August 2005, Steven Kaempfer, Vice President, Finance, has been the Acting First Vice President, Banking. In April 2006, Varel Freeman, currently a managing partner at Baring Private Equity Partners, was appointed as First Vice President of the EBRD, as of 1 June 2006.

Brigita Schmögnerová was appointed Vice President, Human Resources and Administration. Mrs Schmögnerová joined the EBRD in September from the United Nations Economic

Organisation and staffing

Commission for Europe. Prior to this, she was Finance Minister and Deputy Prime Minister in the Slovak Republic.

Horst Reichenbach took up the post of Secretary General in August after a distinguished career at the European Commission, most recently as the Director General of Enterprise and Industry.

The Bank's Chief Economist, Willem Buiter, left the Bank in August to return to academia. Erik Berglof, formerly Director of the Stockholm Institute of Transition Economics and Professor at the Stockholm School of Economics, became the Bank's new Chief Economist in January 2006.

Training

In 2005 the EBRD continued to help managers within the Bank develop their management skills. Following the successful launch of the new management development programme, over one-third of the Bank's managers have attended one of the training courses, which are tailored to the specific needs of the Bank's various management levels. Another important training objective in 2005 was to raise staff awareness of the Bank's retirement plans, which underwent a number of changes last year. More than half of EBRD staff attended retirement seminars at Headquarters and in our regional offices. Overall, a total of 3,657 days of training were undertaken in 2005.

Working safely

The EBRD undertook a review of many of its health and safety programmes in 2005. As a result, the Bank introduced a number of changes, including improvements to the range of medical programmes offered to staff and improved procedures for assessing the health risks faced by pregnant staff travelling on business.

Two new online training courses were developed, covering first aid training (as a follow-up to classroom teaching) and fire evacuation procedures. These courses will be rolled out in early 2006. They build on the successful implementation of earlier courses covering computer use and basic travel security. In addition, the EBRD introduced a series of travel safety lectures to remind staff of the need to take care when travelling on business.

The EBRD decided to end the practice of allowing smoking in a specially designated area of the Bank. The new non-smoking policy came into effect at the start of 2006. A series of courses has been offered to help staff who wish to give up smoking.

In the wake of the London terrorist bomb attacks in July 2005, a review of crisis procedures was undertaken. Following this, the EBRD introduced a new enquiry line for close relatives to improve communication after major incidents. The Bank also introduced an enhanced roll-call system to locate all staff following such incidents. In another area of crisis management, the EBRD developed a contingency plan for dealing with the possible effects of a bird flu pandemic and established a working group to keep the issue under review.

Working environment

In 2005 the EBRD began an extensive refurbishment of its London headquarters building. The focus of the work is on ensuring that the Bank's systems, such as ventilation, building management, lighting and security, meet current UK building and health and safety standards, thereby creating a more effective working environment. Construction work will result in a building that is more energy efficient, meaning less expensive operating costs. The project is scheduled for completion in early 2007.

10

1 April 2006

President	Jean Lemierre

Banking

First Vice President	(Acting) Steven Kaempfer
	(As of 1 June 2006) Varel Freeman

Front Office

Strategic and Corporate Planning and Budgeting *(joint report to Finance)*	Josué Tanaka
Operations Committee Secretariat	Frederic Lucenet
Business Development	Bruno Balvanera
Corporate Recovery *(joint report to Risk Management)*	Will Newton

Energy and Telecommunications

Business Group Director	Peter Reiniger
Natural Resources	Kevin Bortz
Power and Energy Utilities	Tony Marsh
Telecommunications, Informatics and Media	(Acting) David Cooper

Energy Efficiency and Climate Change Initiative

Corporate Director	Josué Tanaka
Director, Energy Efficiency	Jacquelin Ligot

Financial Institutions

Business Group Director	Kurt Geiger
Bank Equity	(Acting) Kurt Geiger
Bank Lending	Jean-Marc Peterschmitt
Equity Funds	Kanako Sekine
Non-bank Financial Institutions	Jonathan Woollett
Equity Support	Lindsay Forbes

Infrastructure

Business Group Director	Alexander Auboeck
Municipal and Environmental Infrastructure	Thomas Maier
Transport	Riccardo Puliti

Monitoring

Business Group Director	Gavin Anderson

Advanced Transition Countries and Specialised Industries

Business Group Director	Alain Pilloux
Poland and the Baltic states (Estonia, Latvia, Lithuania) (Warsaw office)	Malgorzata Kolakowska
Czech Republic, Hungary, Slovak Republic and Slovenia (Bratislava office)	Vacant
Croatia (Zagreb office)	Charlotte Ruhe
Agribusiness	Hans Christian Jacobsen
Property and Tourism	Ilaria Benucci

Early and Intermediate Transition Countries

Business Group Director	Olivier Descamps
Ukraine (Kiev office)	Kamen Zahariev
Serbia and Montenegro (Belgrade office)	Dragica Pilipovic-Chaffey
Albania, Bosnia and Herzegovina, FYR Macedonia, Kosovo	Claudio Viezzoli
Romania (Bucharest office)	Hildegard Gacek
Bulgaria (Sofia office)	John Chomel-Doe
Armenia, Azerbaijan, Belarus, Georgia and Moldova	Michael Davey
Central Asia	Masaru Honma
Kazakhstan (Almaty office)	André Küüsvek
Early Transition Countries (ETC) Initiative	George Krivicky
Group for Small Business	Chikako Kuno
Private Equity	Urmas Paavel
TurnAround Management Group	Charlotte Salford

Russia

Business Group Director	Alain Pilloux
Deputy Director (Corporate Sector)	Eric Rasmussen
Deputy Director (Financial Institutions)	Nick Tesseyman
Deputy Director (Energy and Infrastructure)	Vacant

Finance

Vice President	Steven Kaempfer

Treasury

Treasurer	Axel van Nederveen
Deputy Treasurer and Head of Funding	Isabelle Laurent
Client Risk Management	Grant Metcalfe-Smith
Investment – Credit	Neil Calder
Balance Sheet Management	George Hatjoulis

Strategic and Corporate Planning and Budgeting

Corporate Director	Josué Tanaka

Commercial Co-financing

Director	Lorenz Jorgensen

Controller's Department

Controller	Nigel Kerby
Financial Control	*David Bleakney*
Funds Financial Control	Teresa Godwin-Coombs
Treasury Financial Control	Terry Cullen
COSO and Operational Risk Management *(joint report to Risk Management)*	Julie Williams
Operations Banking	Mark Smith
Operations Treasury and Cash Management	Chris Swinchatt
Independent Middle Office	Eric Kohl

Information Technology

Director	Tim Goldstone

Risk Management

Vice President	Fabrizio Saccomanni

Risk management

Director	Michael Williams
Credit/Transaction Analysis	David Klingensmith
Treasury Risk Management	Jean-André Sorasio
Credit Portfolio Review	Irena Postlova
Corporate Recovery *(joint report to Banking)*	Will Newton
Operational Risk	Julie Williams

Environment

Director	Alistair Clark

Nuclear Safety

Director	Vince Novak

Official Co-financing

Director	Gary Bond

Human Resources and Administration	
Vice President	Brigita Schmögnerová
Human Resources	
Director	Paolo Gallo
Assistant Director	Susan Clyne
Assistant Director	Ingrid de Wee
Administration, Procurement and Consultancy Services	
Corporate Director	Chris Holyoak
Director of Administration	John McNess
Director of Procurement	Maurice Lepage
Head of Consultancy Services	Dilek Macit

Office of the Secretary General	
Secretary General	Horst Reichenbach
Deputy Secretary General	Nigel Carter
Assistant Secretary General	Colm Lincoln

Evaluation Department	
Chief Evaluator *(reports to Board of Directors)*	Fredrik Korfker

Office of the Chief Economist	
Chief Economist	Erik Berglof
Deputy Chief Economist and Director, Transition Strategy and Country Analysis	Steven Fries
Director, Policy Studies and Sector Strategy	Sam Fankhauser
Director, Project Design and Appraisal	José Carbajo

Office of the General Counsel	
General Counsel	Emmanuel Maurice
Deputy General Counsel	Gerard Sanders
Deputy General Counsel	Norbert Seiler
Assistant General Counsel	Stephen Petri
Operations Administration Unit	
Head of Unit	Lieve Reckers
Records Management and Archives	
Head of Unit	Anne Crétal

Office of the Chief Compliance Officer	
Chief Compliance Officer	Enery Quinones

Internal Audit	
Head of Internal Audit	(Acting) Ray Portelli

Communications	
Director	Brigid Janssen

President's Office	
Adviser to the President	Alexandre Draznieks

31 December 2005

Member	Governor	Alternate
Albania	Genc Ruli	–
Armenia	Vardan Khachatryan	Tigran Sargsyan
Australia	Peter Costello	Bruce Billson
Austria	Karl-Heinz Grasser	Kurt Bayer
Azerbaijan	Heydar Babayev	Avaz Alekperov
Belarus	Vladimir Semashko	Nikolai Zaichenko
Belgium	Didier Reynders	Jean-Pierre Arnoldi
Bosnia and Herzegovina	Mladen Ivanić	Jusuf Kumalić
Bulgaria	Plamen Oresharski	Dimitar Kostov
Canada	Ralph Goodale	Peter Harder
Croatia	Ivan Šuker	Ana Hrastović
Cyprus	Michael Sarris	Christos Patsalides
Czech Republic	Bohuslav Sobotka	Zdeněk Tůma
Denmark	Bendt Bendtsen	Michael Dithmer
Egypt	Fayza Aboulnaga	Hassan Khedr
Estonia	Aivar Sõerd	Aare Järvan
Finland	Eero Heinäluoma	Pekka Lintu
FYR Macedonia	Nikola Popovski	Fatmir Besimi
France	Thierry Breton	Xavier Musca
Georgia	Alexei Alexishvili	Roman Gotsiridze
Germany	Peer Steinbrück	Thomas Mirow
Greece	George Alogoskoufis	George Mergos
Hungary	János Veres	Géza Egyed
Iceland	Valgerdur Sverrisdóttir	Baldur Pétursson
Ireland	Brian Cowen	Tom Considine
Israel	Stanley Fischer	Yossi Bachar
Italy	Giulio Tremonti	Ignazio Angeloni
Japan	Sadakazu Tanigaki	Toshihiko Fukui
Kazakhstan	Arman Dunayev	Anvar Saidenov
Korea, Republic of	Duck Soo Han	Seung Park
Kyrgyz Republic	Almazabek Atambaev	Ulan Sarbanov
Latvia	Oskars Spurdzins	Juris Lujans
Liechtenstein	Klaus Tschütscher	Roland Marxer
Lithuania	Zigmantas Balčytis	Ramunė Vilija Zabulienė
Luxembourg	Jean-Claude Juncker	Jean Guill
Malta	Tonio Fenech	Michael Bonello
Mexico	Francisco Gil Díaz	Alonso García Tamés
Moldova	Valeriu Lazar	Dumitru Ursu
Mongolia	Norov Altankhuyag	Ochirbatyn Chuluunbat
Morocco	Fathallah Oualalou	Abdeltif Loudyi
Netherlands	Gerrit Zalm	Bernard Bot
New Zealand	Phil Goff	Jonathan Hunt
Norway	Kristin Halvorsen	Karin Yrvin
Poland	Leszek Balcerowicz	Zbiginiew Dynak
Portugal	Fernando Teixeira dos Santos	Carlos Costa Pina
Romania	Sebastian Teodor Gheorghe Vlădescu	Mugur Isărescu
Russian Federation	German Gref	Sergey Storchak
Serbia and Montenegro	Mladjan Dinkić	Igor Lukšić
Slovak Republic	Ivan Mikloš	Ivan Šramko
Slovenia	Andrej Bajuk	Andrej Kavčič
Spain	Pedro Solbes Mira	David Vegara Figueras
Sweden	Pär Nuder	Jens Henriksson
Switzerland	Joseph Deiss	Oscar Knapp
Tajikistan	Abdujabor Shirinov	Mirali Sabdalievich Naimov
Turkey	Ibrahim Çanakci	Cavit Dağdas
Turkmenistan	–	Guvanchmurad Geoklenov
Ukraine	Victor Pynzenyk	Volodymyr Stelmakh
United Kingdom	Gordon Brown	Hilary Benn
United States	John W Snow	Earl Anthony Wayne
Uzbekistan	Rustam Sadykovich Azimov	Sabir Khasanov
European Community	Joaquín Almunia	Klaus Regling
European Investment Bank	Philippe Maystadt	Wolfgang Roth

Chairman of the Board of Governors

Governor for the Netherlands
(Gerrit Zalm)

Vice Chairmen of the Board of Governors

Governor for Switzerland
(Joseph Deiss)

Governor for Ukraine
(Victor Pynzenyk)

All the powers of the EBRD are vested in the Board of Governors. The Board of Governors has delegated many of its powers to the Board of Directors, which is responsible for the direction of the general operations of the Bank and, among other activities, establishes policies and takes decisions concerning loans, equity investments and other operations in conformity with the general directions of the Board of Governors.

The President chairs the Board of Directors. Under the direction of the Board, the President conducts the business of the Bank and, as head of staff, is responsible for its organisation and for making staff appointments.

EBRD directors and alternate directors

31 December 2005

Director	Alternate Director	Constituency
Terence Brown	Patrick Walsh	European Investment Bank
Scott Clark	David Plunkett	Canada/Morocco
Jos de Vries	Hans Sprokkreeff	Netherlands/Mongolia
Sven Hegelund	Tomas Danestad	Sweden/Iceland/Estonia
Ib Katznelson	Desmond O'Malley	Denmark/Ireland/Lithuania/FYR Macedonia
Elena Kotova	–	Russian Federation/Belarus/Tajikistan
Jean-Pierre Landau	Olivier Rousseau	France
Vassili Lelakis	Carole Garnier	European Community
Kalin Mitrev	Tadeusz Syryjczyk	Bulgaria/Poland/Albania
Kazuya Murakami	Hiroyuki Kubota	Japan
Michael Neumayr	Hedva Ber	Austria/Israel/Cyprus/Malta/Kazakhstan/Bosnia and Herzegovina
Igor Očka	László Andor	Czech Republic/Hungary/Slovak Republic/Croatia
Igor Podoliev	Virginia Gheorghiu	Ukraine/Romania/Moldova/Georgia/Armenia
Enzo Quattrociocche	Ugo Astuto	Italy
Gonzalo Ramos	León Herrera	Spain/Mexico
Kaarina Rautala	Tor Hernæs	Finland/Norway/Latvia
Simon Ray	Jonathan Ockenden	United Kingdom
Peter Reith	Byung-Il Kim	Australia/Korea/New Zealand/Egypt
Manuel Sager	Turan Öz	Switzerland/Turkey/Liechtenstein/Uzbekistan/Kyrgyz Republic/ Azerbaijan/Turkmenistan/Serbia and Montenegro
Gerd Saupe	Peer Stanchina	Germany
Jean-Louis Six	Irena Sodin	Belgium/Slovenia/Luxembourg
Mark Sullivan	–	United States of America
Stefanos Vavalidis	José Veiga de Macedo	Greece/Portugal

Composition of Board of Directors' committees

31 December 2005

Audit Committee

Scott Clark (Chairman)
Ib Katznelson (Vice Chairman)
Terence Brown
Sven Hegelund
Manuel Sager
Mark Sullivan
Stefanos Vavalidis

The Audit Committee considers the appointment and scope of work of the external auditors. It also reviews financial statements and general accounting principles, the work of the Internal Auditor and Chief Compliance Officer, control systems and risk management, project evaluation and procurement policy.

Financial and Operations Policies Committee

Gonzalo Ramos (Chairman)
Kalin Mitrev (Vice Chairman)
Jos de Vries
Elena Kotova
Jean-Pierre Landau
Kazuya Murakami
Michael Neumayr
Enzo Quattrociocche

The Financial and Operations Policies Committee reviews financial policies including borrowing policy, general policies relating to operations, and procedures and reporting requirements.

Budget and Administrative Affairs Committee

Gerd Saupe (Chairman)
Igor Očka (Vice Chairman)
Vassili Lelakis
Igor Podoliev
Kaarina Rautala
Simon Ray
Peter Reith
Jean-Louis Six

The Budget and Administrative Affairs Committee considers general budgetary policy, proposals, procedures and reports. It also considers personnel, administrative and organisational matters, and administrative matters relating to directors and their staff.

Board Steering Group

Simon Ray (Chairman)
Kaarina Rautala (Vice Chairman)
Scott Clark
Ib Katznelson
Gerd Saupe
Igor Očka
Gonzalo Ramos
Kalin Mitrev

The Board Steering Group was established in 1994 to improve coordination between the Board of Directors and management on arrangements for meetings of the Board, committees and workshops.

Further information

Web site

The EBRD web site (www.ebrd.com) contains comprehensive information on every aspect of the Bank's activities. It includes a range of publications, policies, country strategies and full contact details for the Bank's local offices.

CD-ROM

The CD-ROM accompanying this publication contains the complete Annual Review (in a fully searchable format), the Financial Report (containing the Bank's Financial Statements) and a complete list of all projects signed by the Bank since 1991 (in a user-friendly format).

Major EBRD publications


Transition report 2005

Transition Report

The *Transition Report* provides an in-depth analysis of economic progress in the Bank's 27 countries of operations from central Europe to central Asia. The special theme of the 2005 Report is business in transition, drawing on the findings of a survey of over 9,500 local firms. The survey was co-funded by the ETC Fund, the Japan-Europe Cooperation Fund and the World Bank. Published biannually: full report (November); update (May).



Sustainability Report

The EBRD is committed to responsible and sustainable investment. The 2005 *Sustainability Report* outlines how the EBRD invests responsibly, focusing in particular on our activities in the energy sector. The publication focuses on the EBRD's impact on the people and the environment in the countries where we operate and details the Bank's own internal performance. Published annually.



Donor Report

Donor governments and agencies play a central role in the EBRD's transition work. The *Donor Report* reviews the contribution made by grant funding and co-financing to prepare the way for EBRD investment and to support institutional reform and improvements to the investment climate. Published annually.



Law in Transition

Law in Transition, the EBRD's legal journal, reviews various aspects of legal reform within the Bank's countries of operations. Contributors include EBRD staff and legal practitioners in the region. The 2006 edition focuses on the theme of strengthening corporate practices. Published biannually: printed report (May); online edition (November). Available in English and Russian.


A guide to
EBRD financing

A Guide to EBRD Financing

The EBRD serves the needs of clients across a variety of sectors, providing innovative financing solutions and a flexible approach to projects. This simple guide outlines the various forms of financing available and how this finance is provided. Available in English and Russian.


European Bank for
Reconstruction and Development

Building Prosperity: An Introduction to the EBRD

This easy-to-read booklet explains why the EBRD was created, where the Bank works, the types of projects undertaken by the Bank and how we support economic, legal and democratic reforms in our region of operations. Available in English, French, German and Russian.

Guide for readers

Exchange rates
Non-euro currencies have been converted, where appropriate, into euro on the basis of the exchange rates current on 31 December 2005. (Approximate euro exchange rates: £0.68, US$1.18, ¥138.94.)

Calculation of EBRD investments
Repeat transactions with the same client for seasonal/short-term facilities, such as commodity financing, are not included in the calculation of EBRD investments for the year.

Economic data
Economic data in this report are based on estimates as of the end of February 2006. More recent estimates are provided in the EBRD's *Transition Report Update*, published in May 2006.

Annual Meeting
The EBRD's Annual Meeting consists of a gathering of shareholders (represented by governors) and a business forum, which is open to potential investors in the region. For details, contact the Annual Meetings Management Unit (Tel: +44 20 7338 6625; Fax: +44 20 7338 7320).

The Annual Meeting in 2006 is to be held in London on 21-22 May.

Abbreviations and acronyms

The Bank, EBRD	The European Bank for Reconstruction and Development
BAS	Business Advisory Services
BEEPS	Business Environment and Enterprise Performance Survey
CCO	Chief Compliance Office
CEB	Central Europe and the Baltic states
CIS	Commonwealth of Independent States
CSF	Chernobyl Shelter Fund
DIF	Direct Investment Facility
EAR	European Agency for Reconstruction
EC	European Community
EIB	European Investment Bank
ENVAC	Environmental Advisory Council
ETCs	Early transition countries
EU	European Union
EvD	Evaluation Department
FDI	Foreign direct investment
FYR Macedonia	Former Yugoslav Republic of Macedonia
GDP	Gross domestic product
IDSF	International Decommissioning Support Fund
IFC	International Finance Corporation
IFI	International financial institution
IMF	International Monetary Fund
MCF	Mongolia Cooperation Fund
MSEs	Micro and small enterprises
NDEP	Northern Dimension Environmental Partnership
NGO	Non-governmental organisation
NSA	Nuclear Safety Account
PIP	Public Information Policy
PPP	Public-private partnership
RSBF	Russia Small Business Fund
SEE	South-eastern Europe
SMEs	Small and medium-sized enterprises
TAM	TurnAround Management
TC	Technical cooperation
TFP	Trade Facilitation Programme
WTO	World Trade Organization

Production

Anthony Martin
Editorial manager

Angela Hill
Helen Warren
Editorial support and picture research

Jon Page
Steven Still
Design and print management

Joanna Daniel
Design support

Leni Nebel
Translation coordination

Photography

	Page
Alamy Images	41
Aleksandar Andjić	10, 32, 56
Richard Bate	9
Jutta Benzenberg	48, 49
BP plc	31
Christer Carlsson	73
Simon Crofts	15, 19, 36, 39, 52
Sue Cunningham	47
Arnhel de Serra	6, 13, 44
Dimitru Doru	55
Mike Ellis	60, 63
Nozim Kalandarov	25
Andy Lane	4
Christophe Majani d'Inguimbert	16
Yuri Nesterov	22, 28
OSCE/Lubomir Kotek	71
Patnów	40
Vladimir Pirogov	68
Raduga	72
Kubat Saliev	27
Svilosa	21
Toyota	64, 65
UkrESCO	57

Cover photography

Arnhel de Serra	Niki Furniture, Bulgaria (top left)
Simon Crofts	Gostomel Glass, Ukraine (top right)
Mike Ellis	Good Food, Russia (middle)
Simon Crofts	M5 motorway, Hungary (middle right)
Vladimir Pirogov	K-Mobile, Kazakhstan (bottom left)

Published by the
European Bank for Reconstruction
and Development

Compiled and edited by the Publishing Unit, Communications Department.

French, German and Russian language versions translated by the Translation Unit.

Designed and produced by the Design Unit.

Printed in England by Fulmar Colour Printing, using environmental waste and paper recycling programmes.

Cover and interior printed on environmentally responsible paper. Printed on Consort Royal Silk using ECF pulp (Elemental Chlorine Free) from farmed forests.

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European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN
United Kingdom

Switchboard/central contact
Tel: +44 20 7338 6000
Fax: +44 20 7338 6100
SWIFT: EBRDGB2L

Web site
www.ebrd.com

Requests for publications
Tel: +44 20 7338 7553
Fax: +44 20 7338 6102
Email: pubsdesk@ebrd.com

General enquiries about the EBRD
Tel: +44 20 7338 6372
Fax: +44 20 7338 6102
Email: generalenquiries@ebrd.com

Project enquiries
Tel: +44 20 7338 7168
Fax: +44 20 7338 7380
Email: projectenquiries@ebrd.com